REPORT OF WORK
WITH
RECOMMENDATIONS FOR FURTHER EXPLORATION

DORAN URANIUM PROSPECT
AGUANISH, EAST OF HAVRE ST. PIERRE,
QUEBEC

50° 16' N, 62° 30'W
NTS 12 L

Prepared by:	Erik A. Ostensoe, P. Geo., consulting geologist
with contributions from	Jocelyn Pullam Pelletier, B. Sc., geologist.
For:	Entourage Mining Ltd. Vancouver, British Columbia, Canada.

Date of Report: February 15, 2006.

CONTENTS

APPENDICES

TABULATIONS

PHOTOGRAPHS

ILLUSTRATIONS

ILLUSTRATIONS (continued)

0.0 SUMMARY

The Doran Uranium Property is located west of Aguanish in eastern Quebec, Canada, and comprises 24 square kilometers in 44 map designated claims. Claims are held by Fayz Yacoub of Surrey, British Columbia, Canada and are optioned to Entourage Mining Limited, a mineral exploration company.

The Doran property is located in a broad area of elevated radiometric activity in the Grenville geological province of the Canadian Precambrian Shield. Variously foliated granitic gneisses and pegmatitic-textured variations thereof are exposed on low ridges in a terrain of expanses of muskeg and peat bogs. Foliation in large and small scale concepts is dominantly north-northwesterly, with local variations. No primary uranium minerals have been identified but scintillometers detect large contrasts in the strength of the radiometric characteristics of the formations and chemical analyses confirm the presence of uranium and thorium, along with other sources of radiation, including potassium in feldspars. Overburden severely restricts the capability of instruments to detect gamma radiation, the principal signature of uranium minerals.

A program of grid preparation, geological reconnaissance, geophysical surveys (radiometrics and magnetics), and bedrock sampling was completed on the Doran property in the period August 15 through September 29, 2005. The work program was designed to investigate the reported presence of possibly mineable amounts of uranium in rocks of the Doran claims. Approximately 28 line-kilometres of grid lines in two separate locations were cleared, blazed and measured as a basis for follow-up technical work and sampling. Radiometric and magnetic surveys were completed over the grids and the data was prepared and interpreted by a consulting geophysicist. One hundred and sixty-two rock samples, including rock chip samples and samples from narrow and shallow saw-cut trenches, were submitted to a recognized, ISO 9001-2000 registered, analytical laboratory in Vancouver where they were analysed by induced coupled plasma and mass spectrometry methods for 36 elements. An additional seventeen rock samples were submitted to an analytical laboratory in Lakefield, Ontario where they were analysed for 31 elements. Polished thin section of four rock specimens were examined by a consulting petrographer who determined that all were representative of granitic crystalline rocks, specifically quartz monzodiorite and granite.

The Doran Uranium Property was determined to have widespread occurrences of elevated amounts of uranium and thorium in bedrock. Analytical values of as much as "greater than" 2000 ppm of each element were reported from channel samples of bedrock and it was possible to relate, in general terms, areas of high counts per second gamma radiation to areas of high parts per million uranium and thorium. The vertical persistence of uranium values measured at surface could not be determined and a program of shallow diamond drill holes is recommended as a means of obtaining samples of unweathered pegmatite and gneissic granite and/or quartz monzodiorite.

The program of work that is recommended should be completed with expenditure of $200,000. Upon completion, it will be possible to more accurately quantify the amount of uranium present in at least two of the several known zones of uranium mineralization and to discuss in more specific terms the genesis and geological controls of that mineralization. Implementation of the program of work as outlined in this report is strongly recommended.

A second program of work, to be commenced following completion of the above-detailed program, will be dependent upon an analysis of data generated by that program. Work, assuming continued success in locating substantial uranium values, should be expanded to include technical surveys and sampling work in other areas of the Doran property where elevated radiometric responses have been identified. Additional diamond drilling will be directed to the Main and North uranium zones in order to further quantify those resources. An expenditure of about $300,000 will be required to complete the second program.

1.0 INTRODUCTION AND TERMS OF REFERENCE

This report has been prepared for Entourage Mining Ltd. to describe the Doran property, located in eastern Quebec, to describe in detail the program of work completed on that property during the 2005 field season, and to discuss its potential to host a significant uranium resource. Further exploration work is recommended and the budget required to carry out that work is presented in detail.

This report is based on not only a review of property history and relevant geological reports but also on the writer's personal involvement in the 2005 work. That project was conceived and managed in the field by the vendor, Mr. Fayz Yacoub, P. Geo., a qualified geologist with many years of field work, and, in addition to the writer, was staffed also by Mssrs. Pelletier and Picarello, geologists, each of whom has had several years experience in geological field work. Geotronics Surveys Ltd. provided a two-person technical crew that completed radiometric and magnetometer surveys and prepared a preliminary geophysical report "Preliminary Interpretation, Radiometric and Magnetic Surveys, Doran Uranium Property, Baie Johan Beetz Area, Costebelle Township, Quebec" that forms part of this document. Grid preparation, transportation and bedrock sampling were accomplished with the aid of Mr. Kevan Pelletier, a technician, and several local workers.

C.H.B. Leitch, PhD., P. Eng., examined polished thin sections of four rock specimens from the Doran property. His petrographic report is summarized, discussed in the text and included, with his permission, as an appendix to this report.

David Mark, P. Geo., geophysicist, directed and reported on the program of radiometric and magnetic geophysical surveys. His preliminary report of results obtained is discussed in this report and is included, with his permission, as an appendix.

Jocelyn Pullam Pelletier, B. Sc., geologist, conducted field work, participated in sampling operations, and assisted the author in the preparation of the text and illustrations that comprise this report.

The writer, a Qualified Person as defined by NI 43-101, was present on the property during the execution of the program of mapping, geophysical surveys and rock sampling. He supervised the acquisition and handling of all rock samples and ensured the safe delivery of those samples to the assay laboratory. He assembled data from the program and prepared this report.

2.0 ACKNOWLEDGEMENTS

The success of a grassroots mineral exploration project depends upon the skills and cooperation of many persons, both those who labour in the field and those who facilitate those efforts.

The writer gratefully acknowledges the contributions of fellow geologists and field workers, Jocelyn Pullam Pelletier and Matthieu Picarello, in the collection and assembling of field data and relevant illustrations that form parts of this report. Their tireless and cheerful efforts, often in difficult situations, enabled completion of the project in an efficient and timely manner.

Mr. Fayz Yacoub, P. Geo., vendor and project manager, is thanked for his abundant cooperation and assistance in all phases of the project. In particular, his control of logistics enabled the author and others to direct, with minimal distractions, their full efforts to the field work.

Various residents of Aguanish, Quebec, gave their fullest support to the Doran project and contributed greatly to its successful completion. Thanks are due to Mssrs. Aurel Rochette, operator/owner of the "Argo" that expedited travel to the work sites, Dario Desraps, bushworker, Christian Vigneault, bushworker, and Valmont Noel, saw operator and bushworker. Mr. Maurice Leblanc, hotelier, extended hospitality and unlimited cooperation plus bilingual skills and broad knowledge of local customs and procedures, and ensured that the crew had comfortable accommodation and superior nutrition.

To those mentioned above, the author extends his sincere appreciation.

3.0 DISCLAIMER

The writer was present in the field during the entire 2005 program of technical work and sampling and was able to direct and control all aspects of the data and sample gathering process. He supervised the sampling procedures and the subsequent handling of the samples as they were packaged and conveyed to a licensed carrier for delivery to the laboratories. He has reviewed the report of work that was prepared in 1977 by Mr. Dennis Fairbairn, P. Eng. (Ont.) and located the site of several rock samples that were assayed at the time of Mr. Fairbairn's work. That report includes reference to uranium mineralization and to possible major tonnages of rock that, if confirmed by the recent work, could be the basis of a viable uranium mining operation. However, **Mr. Fairbairn's report failed to provide details of the sampling and analytical procedures employed and none of his data is relied upon in this evaluation of the property and, except as noted, the writer dissociates himself from the contents of that report.**

One hundred and sixty-two samples were delivered to a licensed carrier located in Sept Iles, Quebec, for conveyance to a commercial, ISO 9001:2000 compliant, assay laboratory in British Columbia and were processed and analysed by that lab's standard methods. Thirty-six element ICP-MS analyses were performed on all samples. The writer assumes that the samples were processed and analysed according to industry standard methods and has personally inspected the laboratory but cannot provide his personal assurances concerning the reliability of the reported results. Those results are however certified by a licensed assayer and the laboratory, with ISO 9001:2000 registration, is known to be held in high regard by leading practitioners in the mining and mineral exploration industries.

A further seventeen rock samples were delivered to a commercial analytical laboratory located in Lakefield, Ontario where they were analysed for 31 elements. That company did not provide details of their procedures, methods and instruments but a description of that company's methods, taken from a technical report prepared by Mr. Andre Ciesielski, P. Geol., dated December 21, 2005, for Starfire Minerals Inc., is included as Appendix 1 of this report. The laboratory is ISO/IEC 17025 registered and is known to offer analytical services to a broad range of clients, including mining and metallurgical companies, environmental service companies and governmental agencies. The writer has confidence that the analyses provided are reliable.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Doran property is located 18 km west of Aguanish, Quebec (Figures 1, 2, and 3). It is 100 km east of Havre St. Pierre and 320 km east of Sept Iles, Quebec. The claims lie in the "Côte Nord" district, immediately north of the Gulf of St. Lawrence, and are north of provincial highway 138. Havre St. Pierre, site of the port that services the QIT (Quebec Iron and Titanium Ltd.) mine, has daily scheduled air service. Aguanish, population 300, provides accommodation for travelers but few services. Skilled and willing workers can be hired locally.

The Doran property, as detailed in Table 1, comprises 24.73 sq. km hectares in 44 map designated claims (Figure 4a). Titles are issued by the Quebec Ministère des Ressources naturelles et de la Faune and are obtained by application. The following information is quoted from the Ministry's website:

> *The claim is the only valid exploration right in Quebec. The claim gives the holder an exclusive right to search for mineral substances in the public domain, except sand, gravel, clay and other loose deposits, on land subjected to the claim*


CANADA
NEWFOUNDLAND AND LABRADOR
TERRE-NEUVE-ET-LABRADOR
NOVA SCOTIA
NOUVELLE-ÉCOSSE
QUÉBEC
QUEBEC
ONTARIO
MANITOBA
SASKATCHEWAN
ALBERTA
BRITISH COLUMBIA
COLOMBIE-BRITANNIQUE
YUKON TERRITORY
TERRITOIRE DU YUKON
NORTHWEST TERRITORIES
TERRITOIRES DU NORD-OUEST
NUNAVUT
NORTH POLE POLE NORD
NB = New Brunswick
N-B = Nouveau-Brunswick
PEI = Prince Edward Island
I-P-E = Île-du-Prince-Édouard
© 2001. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

FIGURE 1.

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Location

To accompany report by
E. Ostensoe, P. Geo.



QUÉBEC
LEGEND / LÉGENDE
Provincial capital / Capitale provinciale
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
Natashquan
Anticosti Island
Île d'Anticosti
Gulf of St Lawrence
Golfe du Saint-Laurent
James Bay
Baie James
ONTARIO
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

FIGURE 2.

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Location - Southeast Quebec

Scale: 1:10,000,000 Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.


DORAN URANIUM PROPERTY
Duplessis (1:4 000 000)
GOLFE DU SAINT-LAURENT
ÎLE D'ANTICOSTI
SEPT-ÎLES
Port-Cartier
DUPLESSIS (sud-ouest)
MANICOUAGAN
Baie-Comeau
Labrador City
TERRE-NEUVE-ET-LABRADOR
Transports Québec

FIGURE 3.

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Location

To accompany report by
E. Ostensoe, P. Geo.



Lac Costebelle
Pashashibou River
CANTON DE COSTEBELLE
Quebec Hydro
Gulf of St. Lawrence
547000

FIGURE 4.(a)

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Map Designated Claims

Scale: **1:50,000** Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.



North Grid
DORAN PROPERTY CLAIMS
PASHASHIBOU
RIVIERE
Hydro Quebec
Main Grid
CANTON DE DRUCOURT
CANTON DE COSTEBELLE
Highway 138
Baie Pashashibou
Îles Pashashibou
DROIT DE JACQUES-CARTIER
(GOLFE ST-LAURENT)
FIGURE 4(b).
ENTOURAGE MINING LIMITED
Doran Uranium Deposit - Quebec
Locations of Main and North Grids
Scale: 1:50,000
Sept. 2005.
To accompany report by
E. Ostensoe, P. Geo.

The term of a claim is two years, from the day the claim is registered and it can be renewed indefinitely providing the holder meets the conditions set out in the Mining Act, including the obligation to invest a minimum amount required in exploration work determined by regulation. The Act includes provisions to allow any amount disbursed to perform work in excess of the prescribed requirements to be applied to subsequent terms of the claim.

The Doran claims have configuration as shown in Figure 4a and expiry dates as listed in Table 1. The writer has conducted by means of the Quebec Ministry website a title search of the Doran claims. All claims are registered to Mr. Fayz Yacoub of Surrey, British Columbia, who applied for and was granted "map designated" claims. No physical representation, such as posts, tags and blazed or marked boundary lines, are required for such claims.

The Doran claims have not been legally surveyed.

Title No.	Row	Column	Surface Area (hectares)	Expiry Date
CDC 0048705	05	20	55.01	December 16, 2006
CDC 0048706	05	21	55.01	December 16, 2006
CDC 0048707	05	22	55.01	December 16, 2006
CDC 0048708	05	23	55.01	December 16, 2006
CDC 0048709	06	20	55.00	December 16, 2006
CDC 0048710	06	23	55.00	December 16, 2006
CDC 0048711	07	20	54.99	December 16, 2006
CDC 0048712	10	24	54.96	December 16, 2006
CDC 0048713	11	21	54.95	December 16, 2006
CDC 0048714	11	24	54.95	December 16, 2006
CDC 0048715	14	22	54.92	December 16, 2006
CDC 0048716	14	23	54.92	December 16, 2006
CDC 0048651	07	22	54.99	December 15, 2006
CDC 0048652	07	23	54.99	December 15, 2006
CDC 0048653	08	22	54.98	December 15, 2006
CDC 0048654	08	23	54.98	December 15, 2006
CDC 0048655	09	22	54.97	December 15, 2006
CDC 0048656	09	23	54.97	December 15, 2006
CDC 0048657	10	22	54.06*	December 15, 2006
CDC 0048658	10	23	54.96	December 15, 2006
CDC 0048659	11	22	54.95	December 15, 2006
CDC 0048660	11	23	54.95	December 15, 2006
CDC 0048661	12	22	54.94	December 15, 2006

CDC 0048662	12	23	54.94	December 15, 2006
CDC 0048663	13	22	54.93	December 15, 2006
CDC 0048664	13	23	54.93	December 15, 2006
CDC 0048665	06	21	55.00	December 15, 2006
CDC 0048666	06	22	55.00	December 15, 2006
CDC 0048667	07	21	54.99	December 15, 2006
CDC 0064114	08	20	54.98	May 1, 2007
CDC 0064115	08	21	54.98	May 1, 2007
CDC 0064116	09	20	54.97	May 1, 2007
CDC 0064117	09	21	54.97	May 1, 2007
CDC 0064118	10	21	54.96	May 1, 2007
CDC 0064119	12	21	54.94	May 1, 2007
CDC 0064120	12	24	54.94	May 1, 2007
CDC 0064121	13	21	54.93	May 1, 2007

CDC 0064122	13	24	54.93	May 1, 2007
CDC 0064123	14	21	54.92	May 1, 2007
CDC 0064124	14	24	54.92	May 1, 2007
CDC 0064125	15	21	54.91	May 1, 2007
CDC 0065126	15	22	54.92	May 1, 2007
CDC 0065127	15	23	54.92	May 1, 2007
CDC 0065128	15	24	54.92	May 1, 2007

Table 1. Mineral Titles - Doran Property, Costebelle Township, Côte Nord, Quebec.

Ministry guidelines indicate that work having an aggregate value of at least $52,800 must be performed on the Doran claims according to the following schedule:

before December 15, 2006 $20,400
before December 16, 2006 $14,400
before May 1, 2007 $18,000.

Renewal fees of $48 per claim are payable annually more than 60 days before the expiry date of the claim.

The Doran claims have been optioned to Entourage Mining Ltd., a Vancouver, British Columbia-based mineral exploration company, which company commissioned and financed the 2005 work. The terms and conditions of the option agreement between Entourage Mining Ltd. and Mr. Yacoub are summarized in the Entourage SEDAR internet site as

> *100% interest will be acquired by paying $220,000 and 750,000 shares over four years and expending $1,000,000 over three years in work commitments, subject to a 2 1/2% net smelter royalty.*

The Doran claims are not subject to any known environmental liabilities and any work done on the claims must be performed in a responsible fashion in accordance with the laws of Canada and Quebec. Concommitantly, there is an obligation to carry out restorative remediation work in a timely fashion following undue disturbance due to exploration work on the claims.

Permits to conduct mineral exploration are not required.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Doran property is located between one and five kilometers from the north shore of the Gulf of St. Lawrence. It lies at low elevation, between 50 and 150 metres a.s.l., and has moderate relief. Vegetation comprises patchy occurrences of scrubby tamarack trees, birch trees and poplar, and broad areas of muskeg with grass and berry bushes. Bedrock outcroppings are numerous and in many covered areas that cover is formed by moss and peat that can with some effort be removed to reveal the underlying formations. Soils are virtually absent from the area and where present are only shallow and without profile.

No merchantable timber was noted in the vicinity of Highway 138 but some saw logs and pulpwood is produced from areas located more remotely from the Gulf.

The Doran area appears to have few animals but bears and moose are known to be present. Nearby lakes and streams have several fish species and the major waterways attract Atlantic salmon (salmon salmonidae) that in early summer are eagerly sought by tourist fishermen. A local trapper takes fur, particularly pine martin, from the claims area.

Provincial highway 138, the only road in the "Côte Nord" district, passes across the southern part of the claims. It is a paved, two-lane road that extends easterly from Sept Iles to Natasquan by way of Havre St. Pierre, Baie Johan Beetz and Aguanish (Figure 3). Aguanish, a village with population about 300, located 18 km east of the Doran property is a convenient location from which to conduct work on the claims. It offers accommodation and traveler services (Photograph 1) and is home to able and willing workers.

Havre St. Pierre, population 3500, is located 100 km west of the Doran property. It has medical and other services, a rental car agency, and an airport with daily air service from Sept Iles and Quebec.

The Doran property is accessed by a footpath that leads from Highway 138 and extends northerly to Lac Costebelle. The route passes through woods and bogs and is, at best, a challenge. An "Argo", a small tracked all terrain vehicle, was employed in support of the 2005 program of work: the owner, M. Aurel Rochette of Aguanish, made improvements to the trail to enable its passage. Personnel were transported on the vehicle and tools, miscellaneous equipment and samples were conveyed in a sled-like trailer (Photographs 2 and 3). Some of the local workmen preferred to travel by "quad", a four-wheeled all-terrain vehicle (Photograph 4).

The above-described arrangement was adequate for the 2005 program but alternative transportation arrangements should be sought to enable efficient conduct of future



Photograph 1. L'Auberge 'Manoir Belles Plages', Aguanish, Quebec



Photograph 2. 'Argo' off road tracked vehicle



Photograph 3. 'Argo' tracked vehicle with field crew and toboggan



Photograph 4. 'Four-track' off-road vehicle

operations. All manner of trenching and drilling work will be facilitated if delayed until late winter when frozen ground conditions will permit passage of heavier vehicles without damage to the fragile and virtually bottomless muskeg bogs. Local workmen believe that it is possible to locate an all weather route to the interior portion of the claims: it would follow high ground and bedrock rather than the boggy terrain (personal communication, V. Noel, Sept. 2005).

The climate experienced along the Côte Nord, that is, the north shore of the Gulf of St. Lawrence, is one of contrasts: the short summer is warm and humid, with frequent rain showers; the winters are long and severe with snowy and windy conditions and temperatures to minus 25° C. Annual precipitation at Natashquan, 26 km east of Aguanish, is 113 cm., mean July temperature is 14.5° C, January, -15.5° (Climate Canada website). Mineral exploration work utilizing heavy equipment, in particular drilling, can be conducted on a year-round basis but is best accomplished in late winter when bogs and lakes are deeply frozen and equipment can be moved at will without severe damage to the terrain.

The success of iron and titanium mining operations in the Labrador Trough and north of Havre St. Pierre respectively, indicate that mining is wholly practical in the Côte Nord district of eastern Quebec. A Hydro Quebec transmission line crosses the south part of the Doran claims, there is an abundance of water resources, a lack of forest values, and no obvious conflicts that would impede mine development. The local workers have difficulty finding work in the area and were found to be very accommodating and talented: many have worked at industrial sites at Havre St. Pierre, Sept Iles, Baie Comeau and elsewhere.

6.0 HISTORY

The area east of Havre St. Pierre and north of the Gulf of St. Lawrence was identified in 1947 as having content of radioactive materials that is higher than crustal averages (GSC, Open File 271). Prospecting with the aid of Geiger counters ensued and many areas of interest were identified and, in some cases, explored by means of detailed surveys and a few diamond drill holes. Early searchers were dismayed and discouraged by revelations of the presence not only of uranium but also of high proportions of thorium. The latter, often coupled with high content of decay products of potassium, creates radiation patterns similar to those generated by uranium minerals and can result in grossly misleading impressions of the uranium content of the underlying rocks.

Geiger counters were supplanted in the 1960s by scintillometers, instruments that also measured the abundance of gamma rays but which yielded more precise information concerning the total strength of the gamma radiation field and, with some instruments, separate read-outs for uranium, thorium and potassium. Portable spectrometers came into

use in the 1970s and are popular today due to their accuracy, reliability and their ability to discriminate between the various sources of gamma radiation. Instrument counts in the field (cps or counts per second) are seldom sufficiently reliable and discriminating to allow definition of uranium contents in the underlying rock formations and, although they are an excellent prospecting tool, their indications of elevated uranium, et al. contents must be confirmed by chemical analyses. Additionally, gamma radiation is severely dampened by surficial materials such as water, snow, soils, and rocks. Uranium and the products of its weathering are highly soluble and mobile under normal near-surface conditions and consequently the primary uranium minerals may be depleted from outcrops. The secondary minerals are similarly ephemeral: **analyses of materials derived from surface samples of soils and rocks must be viewed with caution.**

The Geological Survey of Canada in 1947 conducted an airborne radioactivity survey in the 'Côte Nord'. Flight lines were oriented east-west, with 5 km spacing and results were published in Open File Map 271. Fairbairn (op cit., p. 6) reported that "…definite Uranium anomolies (sic.)" were recorded on Doran claims. It is apparent that the survey attracted prospecting attention to the area. The Quebec Ministère des Ressources naturelles at de la Faune, then called the Quebec Department of Mines or QDM, in the mid-1950s conducted geological mapping work in the Côte Nord area that was published in 1956 (Blais) and 1957 (Cooper). The publications included discussions of the geology of the Grenville Province and of the possible presence of valuable deposits of uranium minerals.

First recorded physical work on what are now the Doran claims may have been in 1967 and 1968 when the area was held by E. Blackwood and was known as the "Blackwood Group 5". Fairbairn (op cit, p. 11) reported that H. M. Sutherland, P. Eng., conducted in February and March 1968, a scintillometer survey that covered the southern portion of the claims. He, Fairbairn, discounted the results due in part to the presence of deep snow that may have dampened the gamma radiation.

Aguanish Uranium Ltd. (*aka* Uranium Aguanish Ltée) in 1977 under the direction of Dennis Fairbairn, P. Eng. (Ont.) carried out thorough reconnaissance prospecting surveys in the entire area that includes the Doran claims. It appears likely that that program, using instruments that were not too different from those used in the 2005 program of work, located most, and possibly all, of the mineral zones now under study. Evidence of their work, including blazed trees, areas stripped of moss, and remnants of shallow blast pits, was found in and near the so-called Main Zone. A semi-technical progress report prepared by Mr. Fairbairn was filed with the Quebec Ministère des Ressources naturelles et de la Faune (then, Ministère des Richesses Naturelles, Quebec) and is listed as Report No. 33443. The claims of Aguanish Uranium Ltd. were contributed to a joint venture project managed in 1978 by Lacana Mining Corporation but despite positive recommendations included in interpretations of an airborne radiometric survey (Lee,

1978, Boniwell, 1978) were allowed to expire without performance of any substantial amount of further field work (MacNabb, 1978).

Aguanish Uranium Ltd. recognized and explored several zones of elevated counts per second, including the present Doran prospects and in areas west of Pashashibou River that are not included in the Entourage Mining Limited.-optioned area. The following paragraphs, taken from the Fairbairn report, describe parts of the Doran property that also were examined and sampled for Entourage Mining Limited as part of the 2005 program of work:

7. E Zone Centre

a. A "Hilltop Outcrop", conformable with, and parallel to, the Augen Gneiss,(and to the Amphibolite). The outcrop has a true thickness of about 40 ft., dips about 30 degrees to the SE, and strikes about N-20-W. Its continuity along its strike to the North and to the South is uncertain. It appears to dip under the Gneiss, downhill, to the SE, and may continue down-dip to sufficient depth to generate a significant tonnage. Given tonnage, it is ore-grade.

Average surface grade across the exposed 110 to 140 feet of horizontal width are just under 0.4 lbs. per ton. The core from one two-foot deep drill hole, located on one of the better-grade spots on the top of the hill, ran 2.98 lbs. per ton in Chemical Assay.

The rock in this Hilltop Outcrop would mine at well over 0.5 lbs. per ton

b. In the wooded and marshy area to the west of the Hilltop Outcrop, beneath from one to two to three feet of wet "moss", a "Dyke", which appears to carry more than 1.0 lbs. per ton, has now been traced and partially exposed North and South for about 2000 feet. In places, this "Sill", (for that is what it now appears to be), registers up to 30 times background on the Spectrometer through more than one foot of wet moss. There are significant "hot-spots" along its length which provide Spectrometer assays of over 5.0 lbs. per ton. The rock to the West of the Hilltop Zone has been exposed in several dozen places with shovel holes; it is typical, coarse-grained, granitic, ore.

Initially, this Zone was a puzzle, but it now seems clear that it is a "Sill" of 10-12 feet true thickness, lying conformably with, and paralleling, the Augen Gneiss. Its dip appears to be 20 to 30 degrees to the SE. At one place, Amphibolite to the East overlies the mineralized zone.

If this length, width, and apparent grade, (2000 feet, 10-12 feet, and 1.0 lbs.) stands up under further examination , and if it continues down dip for some

distance, as it is expected to do, this bed, albeit thin, could prove to be most significant as a profitable source of mill feed

c. In an area about 40 feet in diameter, and which lies between the North extension of the Hilltop Outcrop and the just-described Sill to the immediate west, is an interesting "Hot Spot" which has been exposed by hand-stripping under a light moss cover. Three short diamond-drill holes were put down in the Area, about 14 ft. apart. The cores assayed, chemically, 6.40, 6.40, and 9.60 lbs. per ton. Samples were taken by Fairbairn after blasting two of the diamond-drill holes and assayed, chemically, 5.0 and 9.2 lbs. per ton.

It is interesting to note that this small area, were it to be 40 ft. square and only 10 feet deep, would, at 7.0 lbs. per ton, hold over $350,000.00 worth of Uranium. (from Fairbairn, Progress Report, 1977, Quebec MNRF document #33443).

Note that the above-quoted document was prepared in 1977 prior to the implementation of National Instrument 43-101 and related policies and before the establishment of CIMM Standards and Guidelines for Valuation of Mineral Properties. The Fairbairn report is, thus, of historic interest and, although found in the field to be an accurate recording of the location of uranium occurrences, the analytical descriptions, including assays, cannot be substantiated and the "lbs. per ton" that are presented should not be relied upon in any way.

There has been no production of any mineral products from the Doran property.

7.0 GEOLOGICAL SETTING

The Doran property is located in the Grenville Province of the Canadian Shield. That part of the Shield experienced the last Precambrian-age episode of orogenic mountain-building accompanied by folding. Although the rocks had for the most part been involved in the earlier Kenoran, Hudsonian and Elsonian orogenies, the extensive re-working that occurred in Grenville time imposed high grade regional metamorphic effects that erased much of the evidence of the earlier polymetamorphism.

The present Grenville Province is bordered to the north by the so-called "Grenville Front", variously a zone of faulting and a sharply delineated metamorphic boundary with the Superior Province. The Grenville features complex, irregular curved structures, and numerous gneissic domes and basins.

Rocks in the Aguanish area of eastern Quebec are dominantly gneisses, including augen gneisses, and gneissic textured S-type granites. Areas of strongly metamorphosed

volcanic sediments, now amphibolites and feldspathic gneisses, display large-scale curvilinear folding (Cooper, 1957). A Quebec Ministère de l'Energie et des Ressources map, *Gîtes Minéraux du Quebec, Région de la Côte-Nord*, illustrates the geology of the area that includes the Doran property. As illustrated in Figures 5(a) and 5(b) of this report, which are copied from that map, the Doran property lies in an "Archean and/or Proterozoic" age granitic gneiss terrane with pegmatitic dykes: formations of secondary importance, migmatites and amphibolites, are scarcely revealed in either the map or in the field. Structural trends are northwesterly toward a sharply defined transition to the complex quartzite, calcareous quartzite, feldspathic quartzite and quartzofeldspathic schist of the Wakeham Group of Aphebian age.

Granites vary in colour and granularity: at the Doran property and along Highway 138 near the south side of the property they are mostly pinkish to orange coloured, from medium to very coarse grained to pegmatitic, and they range from massive unfoliated to orthogneissic in texture. Figure 5 illustrates the regional geology of the area that includes the Doran uranium property.

QDM geologists Blais (1956) and Cooper (1957) prepared preliminary geological maps of the larger area encompassing the Doran property. They mapped, in areas to the north of the Doran, north-northwest-trending folds that plunge gently to the northwest, whereas in the Doran area which is situated on the east flank of one such fold, erosion exposes granitic cores. The gneisses are variously draped around the cores or have been partially consumed by the plutons. Locally, the granitic gneisses are variously very weakly or only moderately strongly foliated and the distinction between metamorphic and plutonic phases is made with difficulty. As discussed below, a very limited number of petrographic studies of Doran rocks revealed only granitic types. A possible implication from that work is the observation that there may be two granitic phases: a uniform, relatively homogeneous "background" type, and a coarser, even pegmatitic, type that exhibits much heterogeneity, with much interior quartz veining, large bronzy-black biotite euhdra, and, exceptionally, magnetite and/or ilmenite grains. Higher cps (counts per second) are uniformly associated with the latter type.

Cooper (op cit.) expressed the opinion that migmatites of the Johan Beetz area west of the Doran property were formed by recrystallization of, and introduction of, pegmatitic and granitic solutions to pre-existing sedimentary rocks and, to a lesser extent, amphibolite. He commented, too, that the effects of granitization of the sedimentary formations are seen to increase to the southeast and east, that is, toward the Doran area. Cooper (op cit. p. 37) found evidence of two ages of pegmatites: the older group, probably related to the gneissic granite, generally forms narrow sills and dykes that cut the metasedimentary rocks and migmatites, and feather out along the prevailing foliation and schistosity of those metasedimentary rocks. The younger group of pegmatites cuts indiscriminately across the older pegmatites and has well-defined sharp contacts with the enclosing rocks.


QUATERNAIRE
PALÉOZOÏQUE
GRENVILLE
PROTÉROZOÏQUE
ARCHÉEN
FIGURE 5(b)).
SEIGNEURIE
DES
ÎLES
DÉTROIT
DE
ET
DES
ÎLETS
12 L/4
12 L/3
12 L/2
JACQUES-CARTIER
12 L/1
GOLFE DU SAINT-LAURENT
GÎTES MINÉRAUX DU QUÉBEC
RÉGION DE LA CÔTE-NORD
FEUILLE HAVRE SAINT-PIERRE
12 L

FIGURE 5(a).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Regional Geology

from *Gîtes Minéraux du Quebec*

Scale: 1:750,000(approx.) Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.



DORAN URANIUM PROPERTY
12 L/8
Lac Costebelle
Lac Pastour
COSTEBELLE
RICHARDIÈRE
GOYNISH
Aguanish
MINGAN
Baie Washtawouk
Iles Pashashibou
Pointe Pashashibou
Pointe Nabisibi
Ile-Michon
Lac Staurolit
Michaud
1078
1079

FIGURE 5(b)).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Regional Geology

from *Gîtes Minéraux du Quebec*

Scale: 1:25,000(approx.) Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

QUATERNAIRE

- Q — Dépôts fluviaux, marins et glaciaires: sable, gravier, argile, silt, moraine, blocs glaciaires

PALÉOZOÏQUE

ORDOVICIEN MOYEN

- 25 — Formation de Romaine (Groupe de Beekmantown): dolomie et shale; en partie récifale

ORDOVICIEN INFÉRIEUR

- 24 — Formation de Mingan (Groupe de Chazy): calcaire, shale et grès; en partie récifale

G R E N V I L L E

PROTÉROZOÏQUE

HÉLIKIEN

- G19 — Granite avec pegmatite, non déformé
- G19D — Granite de diatexie
- G18 — Syénite
- G17 — Monzonite
- G12 — Mangérite
- G10 — Gabbro, amphibolite
- G9 — Gabbro anorthositique, gabbro
- G8 — Anorthosite, anorthosite gabbroique

APHÉBIEN

GROUPE DE WAKEHAM (w)

- G6w — Rhyolite, tuf rhyolitique contenant par endroits des laves intermédiaires à basiques et des tufs associés, parfois des filons-couches de gabbro et des porphyres à quartz et feldspath
- G1w — Quartzite, quartzite calcareux, quartzite feldspathique et schiste quartzo-feldspathique
- G5 — Paragneiss mixtes, amphibolite

ARCHÉEN et/ou PROTÉROZOÏQUE

- G20 — Migmatites
- G2 — Gneiss granitiques

ARCHÉEN

- G1 — Complexe gneissique comprenant: des gneiss gris à quartz-plagioclase-biotite et/ou hornblende, homogènes ou bien rubanés; des gneiss associés riches en hornblende et/ou biotite; des amphibolites

- × Affleurement
- Contour géologique
- a b c d — Direction de la stratification ou litage (↗) et de la foliation (↗) avec pendage incliné (a), vertical (b), non déterminé (c), horozontal (d)
- Axe de micropli
- Faille ou zone de cisaillement
- •Fe Ti — Mine/carrière active ou fermée
- 3 — Numéro de la fiche de gîte minéral par découpage SNRC de niveau III

MINÉRALISATION

SUBSTANCES MÉTALLIQUES

Cu	Cuivre	U	Uranium
Au	Or	Fe	Fer
Be	Beryllium	Fe Ti	Fer-Titane
Mg		Ag	

MINÉRAUX INDUSTRIELS

qz	Quartz	fd	Feldspath

MATÉRIAUX DE CONSTRUCTION

ca	Calcaire	do	Dolomie

FIGURE 5(c)).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Legend to accompany Figures 5(a) and 5(b)

from *Gîtes Minéraux du Quebec*

Scale: Sept. 2005.

To accompany report by
E. Ostensoe, P. Geo.

They are usually coarser grained and larger than the older group and also are relatively undeformed compared to that older group.

Four specimens of Doran property rocks were studied using petrographic techniques. Polished thin sections were prepared by Vancouver Petrographics Ltd. of Langley, B. C. and reported on by their associate, C.H.B. Leitch, Ph.D., P. Eng., consulting geologist. The petrographic descriptions are appended to this report as Appendix 2.

The selected rock specimens were obtained by Mr. Yacoub from saw-cut channels located at the south end of the Main Zone and from the so-called "South Extension" zone. As reported by Dr. Leitch, the rocks are granite and quartz monzodiorite with 15 to 25% quartz, 15 to 60% plagioclase (oligoclase?), 15 to 45% K-feldspar and as much as 7% biotite plus accessory amounts of minor components, including magnetite, ilmenite, muscovite, apatite and zircon. Uranium minerals were tentatively identified but not confirmed and were reported as "Uraninite (?)", "Pitchblende (?)" and "Gummite (?)". He recommended that the "Identities of possible U-bearing phases should be confirmed by SEM (scanning electron microscope) analysis" (Leitch, 2005).

Geologists (principally, Mssrs.Pelletier and Picarello) during autumn 2005 traversed the Doran Main and North Grids and recorded rock types, structures and cps observations and subsequently prepared Figures 6 and 10(a) of this report.

The outcrop map of the Main Grid (Figure 6) displays the distribution of only two rock types, the "background" type of granite and quartz monzodiorite, and the pegmatitic (in part) or coarse-grained, heterogeneous granite, with the geology superimposed on the radiometric survey. Amphibolite was found off-grid during the sampling work and is recorded, notably in Figure 8(k), but does not appear on the outcrop maps.

Simply stated, the outcrop map shows the areal dominance of the background-type granite/quartz monzodiorite and not only the irregular scattering of pegmatitic materials but also the areas where a somewhat linear distribution of the pegmatitic granite can be correlated with the trends of elevated levels of radiation. There is an inherent linkage between the quartz-rich nature of the pegmatite and resistance to erosion which contributes to the distribution of outcroppings and results in formation of low hills. Consequently, there likely is over-representation in outcrops of pegmatitic granite compared to the presumed more abundant "background" granite/quartz monzodiorite. Large areas without outcrops are coincident with low-lying muskeg bogs and, speculatively, may be areas of metavolcanic rocks (i.e. amphibolite).

The locations of saw-cut trenches on the Main Zone, Dyke Zone and nearby extensions are plotted in Figure 7 (in pocket file) and are plotted in much detail in Figures 8(a) through 8(m). Figure 9 illustrates the locations of the various Main Grid zones.

Doran 2005 - Outcrop Map



L-2400N
L-2300N
L-2200N
L-2100N
L-2000N
L-1900N
L-1800N
L-1700N
L-1600N
L-1500N
L-1400N
L-1300N
L-1200N
L-1100N
L-1000N
0
100E
200E
300E
400E
600E
700E
800E
0
100
200
meters

Legend

- Pegmatite
- Orthogneiss (granite gneissic)
- Ground Anomalies

FIGURE 6.

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Outcrop Geology over Radiometric Data

Main Grid

To accompany report by

E. Ostensoe, P. Geo.


N
547298
547342
547386
547430
547474
5571820
5571750
5571690
5571620
5571560
MZX-TR-31
8g
MZ-TR-30
MZX-TR-29
8f
MZX-TR-28
MZX-TR-27
MZX-TR-26
8e
MZX-TR-25
MZX-TR-24
MZX-TR-23
MZX-TR-22
DY-TR-48
DY-TR-49
8h
DY-TR-46
DY-TR-47
DY-TR-46
MZX-TR-21
MZX-TR-20
MZX-TR-19
8d
MZX-TR-18
DY-TR-45
DY-TR-44
8i
DY-TR-32
DY-TR-33
DY-TR-34
DY-TR-36
DY-TR-36A
DY-TR-37
8j
MZ-TR-17
MZ-TR-16
MZ-TR-15
MZ-TR-14
8c
DY-TR-38
DY-TR-39
DY-TR-40
8k
DY-TR-41
DY-TR-42
DY-TR-43
MZ-TR-13
MZ-TR-12
MZ-TR-08
MZ-TR-05
8b
MZ-TR-07
MZ-TR-11
MZ-TR-06
MZ-TR-04
MZ-TR-10
MZ-TR-09
MZ-TR-03
MZ-TR-02
8a
MZ-TR-01A
MZ-TR-01
5 0 5 10 15 20
Meters

Sample No.	From (m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
MZ-TR-01-01	0	1.2	1.2		65.1	72.6
MZ-TR-01-02	1.2	2.4	1.2		57.2	101.3
MZ-TR-01-03	2.4	3.4	1		249	439.1
MZ-TR-01-04	1.2	2.7	1.5		40.6	40.6
MZ-TR-01-05	1.2		1.2		29.8	42
MZ-TR-1A-01	0	1	1		33.2	707
MZ-TR-1A-02	1	2	1		35.8	45.8
MZ-TR-1A-03	2	3.3	1.3		15	34.5
MZ-TR-02-01	0	1.4	1.4		26.1	43.3
MZ-TR-02-02	14	2.4	1		35.8	486
MZ-TR-02-03	2.4	3.4	1		32.4	52.9
MZ-TR-03-01	0	1	1		26.2	51.6
MZ-TR-03-02	1	3	2		93.5	97.1
MZ-TR-03-03	3	5	2		9.7	24.9
MZ-TR-03-04	5	7	2		21.6	24.7
MZ-TR-03-05	7	8.5	1.5		64.1	59.9
MZ-TR-04-01	0	1	1		719.6	304.2
MZ-TR.04-02	1	2	1		538.3	226.8
MZ-TR-04-03	2	3	1		72.3	48.1
MZ-TR-04.04	3	4	1		180.8	88.2
MZ-TR-04-05	4	5	1		57.6	56.8
MZ-TR-05-01	0	2	2	3670	26.9	34.2
MZ-TR-05-02	2	4	2	3960	36.6	44.7
MZ-TR-05-03	4	6	2	1600	61.2	86.1
MZ-TR-05.04	6	8	2	980	93.2	65.7
MZ-TR-06-01	0	14	1.4	9100	52.2	46.2
MZ-TR-06-02	1.4	2.8	1.4	1500	37.3	325
MZ.TR-06-03	28	4.8	2	1200	383.4	193
MZ-TR-07-01	0	1.2	1.2		392	54.3
MZ-TR-07-02	1.2	3	18	350	3.9	24.4
MZ-TR-07-03	3	4	1	360	2.3	21
MZ-TR.O8-01	0	1.3	1.3		42.1	55
MZ-TR-08-02	1.3	3.9	2.6		7.5	190
MZ-TR-09-01	0	1.4	1.4	790	26.4	32.2
MZ.TR-09-02	1.4	2.6	1.4		33.3	35.3
MZ-TR-09-03	2.8	3.9	1.1	1250	39.9	46.8
MZ-TR-09-04	3.9	5.2	1.3	1160	48.7	370
MZ-TR-09-05	5.2	6.2	1	870	27.9	284
MZ-TR-09-06	6.2	8.2	2	2300	67.4	902
MZ-TR-09-07	8.2	10.8	2.6	2860	573	68.1
MZ-TR-10-01	0	14	1.4		3.1	26.1
MZ-TR-10-02	1.4	2.6	1.2		54.2	71.1
MZ-TR-10-03	2.6	5.3	2.7		19.9	26.5
MZ-TR-10-04	53	7.4	21		108.7	902
MZ-TR-10-05	7.4	9.4	2		2964	2026
MZ-TR-10-06	9.4	11.3	1.9		962	102.2
MZ-TR-11.01	0	2.7	2.7		46.5	70.3
MZ-TR-11-02	27	5.4	2.7		52.8	50.3
MZ-TR-12-01	0	2	2		4.9	24.4
MZ-TR-12-02	2	4.1	2.1		31.9	139.9
MZ-TR-13-01	0	2	2		22.3	33.4
MZ-TR-13-02	2	4.1	2.1		37.6	50.3
MZ-TR-14-01	0	2.4	2.4	>5500	271.9	143.7
MZ-TR-15-01	0	2	2	4175	307.2	143.1
MZ-TR-15-02	2	3.5	1.5	2300	213.9	135.8
MZ-TR-15-03	3.5	5	1.5	1450	48.4	58.9
MZ-TR-16-01	0	1.5	1.5	7300	162.1	143.9
MZ-TR-16-02	1.5	3.3	1.8	2600	69.6	82.7
MZ-TR-16-03	3.3	4.7	1.4	1900	54.5	75
MZ-TR-17-01	0	3.2	3.2	5100	307.3	188.3
MZX-TR-18-01	0	1.5	1.5	8700	948.4	402.8
MZX-TR-18-02	1.5	3	1.5	13000	691.5	315.7
MZX-TR.18-03	3	4.5	1.5	14000	901.9	526.9
MZX-TR-19-01	0	1.5	1.5	28000	>2000	>2000
MZX-TR-19-02	1.5	2.8	1.3	42000	>2000	>2000
MZX-TR-19-03	2.8	4.6	1.8	11300	282.7	198.8
MZX-TR-20-01	0	1.5	1.5	12200	422.1	264.1
MZX-TR-20-02	1.5	3.8	2.3	1375	2075	151
MZX-TR-20-03	3.8	6.2	2.4	5000	130.7	85.6
MZX-TR-21-01	0	2.2	2.2	1700	64.1	60.3
MZX-TR-21-02	2.2	4.4	2.2	1042	789	62.1
MZX-TR-22-01	0	2	2		278.6	171.1
MZX-TR-22-02	2	3.9	1.9		186.8	202.5
MZX-TR-23-01	0	2.8	2.8		85.9	821.9
MZX-TR-24-01	0	1.8	1.8		74.4	90.1
MZX-TR-25-01	0	1.4	1.4		24.7	36.1
MZX-TR-25-02	1.4	2.8	1.4		33.1	39.9
MZX-TR-26-01	0	2.5	2.5		136.6	66.7
MZX-TR-27-01	0	2.5	2.5		11.9	41.7
MZX-TR-27-02	2.5	3.7	1.2		196.1	120.5
MZX-TR-28-01	0	3.2	3.2		45.8	52.5
MZX-TR-28-02	3.2	6.4	3.2		87.5	66.1
MZX-TR-28-03	6.4	9.6	3.2		133.6	109.2
MZX-TR-29-01	0	2	2		26.9	33.1
MZX-TR-29-02	2	4	2		50.2	55.4
MZX-TR-29-03	4	6.5	2.5		113.7	129.4
MZX-TR.30	0	2.3	2.3		24.1	37.8
MZX-TR.31	0	2.2	2.2		131.7	61.9
DY-TR-46-01	0	1.2	1.2	5200	101.4	96.5
DY-TR-47-01	0	1.3	1.3		103.9	37.2
DY.TR-48-01	0	2	2	lost in transit		
DY-TR-49-	incomplete					
DY-TR-32-01	0	1.8	1.8	11800	120.2	212.9
DY-TR-33-01	0	2.6	2.6	3000	52.9	43.4
DY-TR-34-01	0	2	2	850	31	22.2
DY-TR-34-02	2	4	2	1600	61.7	49.4
DY-TR-34-03	4	5.2	1.2	1800	58.5	50.9
DY.TR.44.01	0	1.6	1.6		86.7	108.1
DY-TR-45-01	0	1.8	1.8	7000	117.1	156.4
DY-TR-46-01	0	1.2	1.2	5200	101.4	96.5
DY-TR-36-01	0	2	2	3200-4000	75.8	70.1
DY-TR-36-02	2	3.6	1.6	2600	90.7	71.2
DY-TR-36A-01	0	1.7	1.7	2000-2800	135.7	92.2
DY-TR-37-01	0	1.7	1.7	2500-3700	1854	199.3
DY-TR-38.01	0	2	2	6600	196.2	193.2
DY.TR-38-02	2	4	2	1200	58	105.3
DY-TR-39-01	0.3	2.2	1.7	2750	139.6	102.5
DY-TR-40-01	0	3	3	2500-13000	128.6	111.6
DY-TR-41-01	0	1.4	1.4	200	1.4	1.9
DY-TR-41-02	1.4	3.4	2	4000-14800	136.7	77.8
DY-TR-42-01	0	3.9	3.9	13000	259.9	1711
DY-TR-42-02	3.9	6.7	28	6000-9900	414	1973
DY-TR-43-01	6.3	8	1.7	3200	87.4	193.8

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: 7
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



547430
547440
547450
5571610
5571600
5571590
5571580
5571570
N
S
E
W
MZ-TR-05
0 2 4 6 8
01 02 03 04
MZ-TR-04
0 1 2 3 4 5
01 02 03 04 05
MZ-TR-03
0 1 3 5 7 8.5
01 02 03 04 05
MZ-TR-02
0 1.4 2.4 3.4
01 02 03
MZ-TR-01A
0 1 2 3.3
01 02 03
MZ-TR-01
0 1.5 2.7 3.9 5.1 6.1
04 05 01 02 03
2 0 2 4
Meters

Sample No.	From (m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
MZ-TR-01-01	0	1.2	1.2		65.1	72.6
MZ-TR-01-02	1.2	2.4	1.2		57.2	101.3
MZ-TR-01-03	2.4	3.4	1		249	439.1
MZ-TR-01-04	1.2	2.7	1.5		40.6	40.6
MZ-TR-01-05	1.2		1.2		29.8	42
MZ-TR-1A-01	0	1	1		33.2	707
MZ-TR-1A-02	1	2	1		35.8	45.8
MZ-TR-1A-03	2	3.3	1.3		15	34.5
MZ-TR-02-01	0	1.4	1.4		26.1	43.3
MZ-TR-02-02	14	2.4	1		35.8	486
MZ-TR-02-03	2.4	3.4	1		32.4	52.9
MZ-TR-03-01	0	1	1		26.2	51.6
MZ-TR-03-02	1	3	2		93.5	97.1
MZ-TR-03-03	3	5	2		9.7	24.9
MZ-TR-03-04	5	7	2		21.6	24.7
MZ-TR-03-05	7	8.5	1.5		64.1	59.9
MZ-TR-04-01	0	1	1		719.6	304.2
MZ-TR.04-02	1	2	1		538.3	226.8
MZ-TR-04-03	2	3	1		72.3	48.1
MZ-TR-04.04	3	4	1		180.8	88.2
MZ-TR-04-05	4	5	1		57.6	56.8
MZ-TR-05-01	0	2	2	3670	26.9	34.2
MZ-TR-05-02	2	4	2	3960	36.6	44.7
MZ-TR-05-03	4	6	2	1600	61.2	86.1
MZ-TR-05.04	6	8	2	980	93.2	65.7

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(a)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



N
S
W
E
547430
547440
5571630
5571620
5571610
5571600
5571590
MZ-TR-13
0 2 4.1
01 02
MZ-TR-12
0 2 4.1
01 02
MZ-TR-08
1.3 3.9
01 02
MZ-TR-07
0 1.2 3 4
01 02 03
MZ-TR-06
0 1.4 2.8 4.8
01 02 03
MZ-TR-11
0 2.7 5.4
01 02
MZ-TR-10
0 1.4 2.6 5.3 7.4 9.4 11.3
01 02 03 04 05 06
MZ-TR-09
0 1.4 2.8 3.9 5.2 6.2 8.2 10.8
01 02 03 04 05 06 07
2 0 2 4
Meters

Sample No	From (m)	To(m)	Wdth(m)	cps	U(ppm)	Thorium(ppm)
MZ-TR-06-01	0	14	1.4	9100	52.2	46.2
MZ-TR-06-02	1.4	2.8	1.4	1500	37.3	325
MZ.TR-06-03	28	4.8	2	1200	383.4	193
MZ-TR-07-01	0	1.2	1.2		392	54.3
MZ-TR-07-02	1.2	3	18	350	3.9	24.4
MZ-TR-07-03	3	4	1	360	2.3	21
MZ-TR.O8-01	0	1.3	1.3		42.1	55
MZ-TR-08-02	1.3	3.9	2.6		7.5	190
MZ-TR-09-01	0	1.4	1.4	790	26.4	32.2
MZ.TR-09-02	1.4	2.6	1.4		33.3	35.3
MZ-TR-09-03	2.8	3.9	1.1	1250	39.9	46.8
MZ-TR-09-04	3.9	5.2	1.3	1160	48.7	370
MZ-TR-09-05	5.2	6.2	1	870	27.9	284
MZ-TR-09-06	6.2	8.2	2	2300	67.4	902
MZ-TR-09-07	8.2	10.8	2.6	2860	573	68.1
MZ-TR-10-01	0	14	1.4		3.1	26.1
MZ-TR-10-02	1.4	2.6	1.2		54.2	71.1
MZ-TR-10-03	2.6	5.3	2.7		19.9	26.5
MZ-TR-10-04	53	7.4	21		108.7	902
MZ-TR-10-05	7.4	9.4	2		2964	2026
MZ-TR-10-06	9.4	11.3	1.9		962	102.2
MZ-TR-11.01	0	2.7	2.7		46.5	70.3
MZ-TR-11-02	27	5.4	2.7		52.8	50.3
MZ-TR-12-01	0	2	2		4.9	24.4
MZ-TR-12-02	2	4.1	2.1		31.9	139.9
MZ-TR-13-01	0	2	2		22.3	33.4
MZ-TR-13-02	2	4.1	2.1		37.6	50.3

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(b)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1


547420
547430
N
W
E
S
5571680
5571670
5571660
5571650
MZ-TR-17
0
3.2
01
MZ-TR-16
0
1.5
3.3
4.7
01
02
03
MZ-TR-15
01
02
03
2
3.5
5
MZ-TR-14
0
2.4
01
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width(M)	cps	U(ppm)	Thonum(ppm)
MZ-TR-14-01	0	2.4	2.4	>5500	271.9	143.7
MZ-TR-15-01	0	2	2	4175	307.2	143.1
MZ-TR-15-02	2	3.5	1.5	2300	213.9	135.8
MZ-TR-15-03	3.5	5	1.5	1450	48.4	58.9
MZ-TR-16-01	0	1.5	1.5	7300	162.1	143.9
MZ-TR-16-02	1.5	3.3	1.8	2600	69.6	82.7
MZ-TR-16-03	3.3	4.7	1.4	1900	54.5	75
MZ-TR-17-01	0	3.2	3.2	5100	307.3	188.3

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(c)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



547360
547370
5571730
5571720
5571710
5571700
N
S
E
W
MZX-TR-21
0
2.2
4.4
01
02
MZX-TR-20
0
1.5
3.8
6.2
01
02
03
MZX-TR-19
0
1.5
2.8
4.6
01
02
03
MZX-TR-18
0
1.5
3
4.5
01
02
03
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width	cps	U(ppm)	Thorium(ppm)
MZX-TR-18-01	0	1.5	1.5	8700	948.4	402.8
MZX-TR-18-02	1.5	3	1.5	13000	691.5	315.7
MZX-TR.18-03	3	4.5	1.5	14000	901.9	526.9
MZX-TR-19-01	0	1.5	1.5	28000	>2000	>2000
MZX-TR-19-02	1.5	2.8	1.3	42000	>2000	>2000
MZX-TR-19-03	2.8	4.6	1.8	11300	282.7	198.8
MZX-TR-20-01	0	1.5	1.5	12200	422.1	264.1
MZX-TR-20-02	1.5	3.8	2.3	1375	2075	151
MZX-TR-20-03	3.8	6.2	2.4	5000	130.7	85.6
MZX-TR-21-01	0	2.2	2.2	1700	64.1	60.3
MZX-TR-21-02	2.2	4.4	2.2	1042	789	62.1

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(d)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



547380
547390
547400
5571770
5571760
5571750
5571740
N
S
W
E
MZX-TR-28
9.6
03
6.4
02
3.2
01
0
3.7
02
MZX-TR-27
0
01
2.5
MZX-TR-26
2.5
0
01
MZX-TR-25
0
1.4
2.8
01
02
MZX-TR-24
0
1.8
01
MZX-TR-23
0
2.8
01
MZX-TR-22
0
2
3.9
01
02
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width(m)	U(ppm)	Thorium(ppm)
MZX-TR-22-01	0	2	2	278.6	171.1
MZX-TR-22-02	2	3.9	1.9	186.8	202.5
MZX-TR-23-01	0	2.8	2.8	85.9	821.9
MZX-TR-24-01	0	1.8	1.8	74.4	90.1
MZX-TR-25-01	0	1.4	1.4	24.7	36.1
MZX-TR-25-02	1.4	2.8	1.4	33.1	39.9
MZX-TR-26-01	0	2.5	2.5	136.6	66.7
MZX-TR-27-01	0	2.5	2.5	11.9	41.7
MZX-TR-27-02	2.5	3.7	1.2	196.1	120.5
MZX-TR-28-01	0	3.2	3.2	45.8	52.5
MZX-TR-28-02	3.2	6.4	3.2	87.5	66.1
MZX-TR-28-03	6.4	9.6	3.2	133.6	109.2

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(e)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1


547340
547350
547360
N
W
E
S
5571810
5571800
5571790
5571780
8
4
2
0
03
02
01
MZX-TR-29
0
2
4
6
Meters

Sample No	From(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
MZX-TR-29-01	0	2	2		26.9	33.1
MZX-TR-29-02	2	4	2		50.2	55.4
MZX-TR-29-03	4	6.5	2.5		113.7	129.4

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(f)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1


547340
547350
547360
5571860
5571850
5571840
5571830
5571820
N
W
E
S
0
2.2
01
MZX-TR-31
0
2.3
01
MZX-TR-30
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
MZX-TR.30	0	2.3	2.3		24.1	37.8
MZX-TR.31	0	2.2	2.2		131.7	61.9

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(g)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



547270
547280
547290
5473
N
W
E
S
5571770
5571760
5571750
5571740
5571730
0
01
DY-TR-48
2
DY-TR-49
0
01
1.2
DY-TR-46
2.6
0
01
DY-TR-47
1.3
2 0 2 4
Meters

Sample No	from(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
DY-TR-46-01	0	1.2	1.2	5200	101.4	96.5
DY-TR-47-01	0	1.3	1.3		103.9	37.2
DY.TR-48-01	0	2	2	lost in transit		
DY-TR-49-	incomplete					

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(h)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1


547320
547330
547340
547350
5571720
5571710
5571700
5571690
5571680
0
1.2
DY-TR-46
01
2
1.8
0
DY-TR-45
01
1.6
0
DY-TR-44
01
0
1.8
DY-TR-32
01
0
2.6
DY-TR-33
01
0
2
4
5.2
DY-TR-34
01
02
03
N
S
W
E
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
DY-TR-32-01	0	1.8	1.8	11800	120.2	212.9
DY-TR-33-01	0	2.6	2.6	3000	52.9	43.4
DY-TR-34-01	0	2	2	850	31	22.2
DY-TR-34-02	2	4	2	1600	61.7	49.4
DY-TR-34-03	4	5.2	1.2	1800	58.5	50.9
DY.TR.44.01	0	1.6	1.6		86.7	108.1
DY-TR-45-01	0	1.8	1.8	7000	117.1	156.4
DY-TR-46-01	0	1.2	1.2	5200	101.4	96.5

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(i)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1


547350
547360
5571680
5571670
5571660
N
E
S
W
DY-TR-36
0
2
3.6
01
02
DY-TR-36A
1.7
0
01
Not Sampled
DY-TR-37
1.7
0
01
Not Sampled
2 0 2 4
Meters

Sample No	From(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
DY-TR-36-01	0	2	2	3200-4000	75.8	70.1
DY-TR-36-02	2	3.6	1.6	2600	90.7	71.2
DY-TR-36A-01	0	1.7	1.7	2000-2800	135.7	92.2
DY-TR-37-01	0	1.7	1.7	2500-3700	1854	199.3

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: 8(j)
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1



N
W
E
S
547380
547390
547400
547410
5571640
5571630
5571620
5571610
5571600
0
2
4
DY-TR-38
02
01
Not Sampled
2.2
.3
DY-TR-39
01
0
3
DY-TR-40
01
Not Sampled
Not Sampled
Qtz_rich
granite
amphibilite
3.4
1.4
0
DY-TR-41
02
01
0
DY-TR-42
01
3.9
6.7
02
Not sampled
01
DY-TR-43
8
6.3
2
0
2
4
Meters

Sample No	From(m)	To(m)	Width(m)	cps	U(ppm)	Thorium(ppm)
DY-TR-38.01	0	2	2	6600	196.2	193.2
DY.TR-38-02	2	4	2	1200	58	105.3
DY-TR-39-01	0.3	2.2	1.9	2750	139.6	102.5
DY-TR-40-01	0	3	3	2500-13000	128.6	111.6
DY-TR-41-01	0	1.4	1.4	200	1.4	1.9
DY-TR-41-02	1.4	3.4	2	4000-14800	136.7	77.8
DY-TR-42-01	0	3.9	3.9	13000	259.9	1711
DY-TR-42-02	3.9	6.7	28	6000-9900	414	1973
DY-TR-43-01	6.3	8	1.7	3200	87.4	193.8

ENTOURAGE MINING LIMITED

DORAN URANIUM DEPOSIT - QUEBEC

Title:

Channel Sampling

Scale: As Shown	Design: Erik Ostensoe	Figure: **8(k)**
Date: Feb, 2006	Drawing: TERRACAD LTD.	Rev: 1

map do-gr1 - sample dm (4675x6050x24b jpeg)

Doran 2005 - Sample location # 1


DM-TR04
DM-TR03
DM-TR02
DM-TR01
Ln-1000
(5571000/547570)
0
2
4
meters

Legend

- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location
- DM-TR Sample name
- Contour of Grid
- Line from the grid
- Location point

Sample No	From	To	Width (m)	cps X b'kg'd	uranium ppm	thorium ppm
DM-TR01	0	1.25	1.25		710	670
DM-TR02	0	1.2	1.2		790	630
DM-TR03	0	1.1	1.1		500	500
DM-TR04	0	1.1	1.1		140	140

FIGURE 8(I).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Sample Location #1.

Note: grid coordinates as shown

J. P. Pelletier

Scale: see graphic scale. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Doran 2005 - Radioative sample location

MgPD1: Zone of Magnetite pegmatite dyke #1


DMC-TR03
DMC-TR02
DMC-TR04
DMC-TR01
DMC-TR05
(5571225N/547225E)
DMC-R02
DMC-R01
DMC-R03
DMC-R04
0
2.5
5
meters
(5571225N/547215E)

Doran 2005 - Radioative sample location

MgPD#1: with some radioactivity reading (x back ground)


10 to 42
20 to 60
20 to 50
10 to 40
10 to 24
(5571225N/547225E)
93
100
230
110
23
100
0
2.5
5
meters
(5571225N/547215E)

egend

- Soil and vegetation
- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location

FIGURE 8(m).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Magnetite Pegmatite Dyke

Note: grid coordinates as shown

J. P. Pelletier

Scale: see graphic scale. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Sample No	From	To	Width (m)	cps X b'kg'd	uranium ppm	thorium ppm
DMC-TR01			0.5	10 - 40	88	130
DMC-TR02			0.5	20 - 60	410	310
DMC-TR03			0.5	10 - 42	400	190
DMC-TR04			0.5	20 - 50	700	330
DMC-TR05			0.5	10 - 24	310	140
DMC-R01			spec.	100 - 230	3300	1290
DMC-R02			spec.	93	600	720
DMC-R03			spec.	110	900	480
DMC-R04			spec.	23	n/a	n/a

naly

ack ground)

Several prospecting traverses were directed to areas outside of the prepared grids: in particular, geologists equipped with scintillometers investigated outcrops close to the west side of the Main grid where slightly elevated cps occurs with granite/quartz monzodiorite and small amounts of pegmatitic-phase granite. Also, the outcrop map (Figure 6) shows a cluster of outcroppings of pegmatite-phase granite in low hills immediately west of the grid at line 1900 north. This area was not included in the geophysical surveys and was not investigated further. Similar materials were found south of the grid along the Hydro Quebec transmission line right of way and close to the southwestmost corner of the grid: in both locations scintillometer readings indicated elevated levels of gamma radiation.

Mapping in the North Grid area (Figures 10(a) (b) and (c) recorded a band with pegmatitic granite that passes diagonally across the southeast side of the grid, a small area of similar rock type near the north side of the grid and an area located in the central-west part of the grid that has no outcrops, low radiometric readings and a partially coincident area with very low magnetic responses (reference is to the Geotronics report and maps that forms Appendix 3 of this report). The consulting geophysicist noted that the pattern could be related simply to a lack of uranium rather than to deep overburden.

Correlation of geological and geophysical data enables some observations, but no conclusions, concerning that central-west part of the North Grid area. The pattern of strong magnetic responses that occupies the central part of the grid shows a crescent-shaped formational continuity from southwest toward the northwest that is repeated, but in an easterly off-set position, in the radiometric observations. The outcrop mapping offers at least two interpretations: (1) a northeast-trending band of pegmatite extends from the southwest corner of the grid to the middle of the east side and is distinct from the anomalously high radiometric responses observed in the north of the grid or (2) the pegmatite, et al. formation is folded about an east-west oriented anticlinal axis, with formational continuity, again from southwest to northwest. The distinction has important implications regarding the possible size of the uranium-bearing material: obviously a folded somewhat continuous band is more favourable than would be parallel strands.

The North Grid, on the basis of favourable rock formations, high radiometric readings and elevated uranium analyses, requires much further work. The grid has to be expanded in order to resolve the uncertainties and, of course, to determine the extent of the mineral zone: highly anomalous radiometric responses extend north, east and south beyond the area of the present survey.

Large parts of the Doran property have not yet been prospected and/or geologically mapped by the current owners.

Doran 2005 - Outcrop Map


L-2300N
L-2200N
L-2100N
L-2000N
L-1900N
L-1800N
L-1700N
L-1600N
L-1500N
L-1400N
L-1300N
L-1200N
L-1100N
L-1000N
0
100E
200E
300E
800E
Westside Zone
Main Zone Extension
Dyke Zone
Main Zone
South Extension
Magnetite Pegmatite

Legend

- Pegmatite
- Orthogneiss (granite gneissic)
- Ground Anomalies

FIGURE 9.

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

MAIN GRID ZONES

Note: grid coordinates as shown

Scale: see graphic scale. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Doran 2005 - Outcrop Map on Radiometry


8100E
8200E
8300E
8400E
8500E
8600E
L-8000N
L-7900N
L-7800N
L-7700N
L-7600N

Legend

- Pegmatite
- Orthogneiss (granitic)
- ★ Sample (radioactive pegmatite)
- Ground Anomaly

FIGURE 10(a).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Geology of North Grid

Outcrop Geology over Radiometric Survey

Gamma radiation expressed as "X background"

Scale: 1:7000. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Doran 2005 - Radioative sample location

Main zone from the grid 2 (north area)


L8000
L7900
L7550
L7700

FIGURE 10(b).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Geology of North Grid

Outcrop geology with pegmatitic dykes

J. P. Pelletier

Scale: 1:7000. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Legend

- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location

Doran 2005 - Radioative sample location

Grid 2 (with some radioactivity reading)


L8050
L8000
L7950
L7900
L7850
L7800
L7750
L7700
L7650
L7600
L7550
23 to 27
13 to 26
24 to 55
14 to 36
21 to 36
25 to 100

Legend

- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- ★ Sample location

FIGURE 10(c).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

Pegmatites of North Grid

Gamma radiation expressed as "X background"

J. P. Pelletier

Scale: 1:7000. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Doran 2005 - Radioative sample location

Costabelle hill dyke (out of the grid 2 - on south-west)



NR-R03
NR-R10
NR-R02
NR-R09
NR-R01
5577440N/548060E
NR-R05
NR-R04
NR-R06
NR-R07
NR-R08
5577400N/548060E
NR-TR01-01
NR-TR01-07
NR-TR01-02
NR-TR01-03
NR-TR01-06
NR-TR01-04
NR-TR01-05
0
10
20
meters

Legend

- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location
- Line from the grid
- Location point
- Radioactive ground anomaly
- DMC Sample name

Sample No	Width	ppm U	ppm Th	X b'ground
NR TR-01-01	1.5 m	92.6	112	10 - 16
NR TR-01-02	1.5 m	130.8	133.1	14 - 41
NR TR-01-03	1.5 m	40.4	73.2	8 - 12
NR TR-01-04	1.3 m	142.9	125.3	12 - 24
NR TR-01-05	1.2 m	76.9	62.7	7 - 25
NR TR-01-06	1.0 m	55.9	38.3	7 - 12
NR TR-01-07	1.0 m	103.0	102.3	12 - 16
NR R-01	2.0 m	143.2	193.7	16 - 60
NR R-02	2.0 m	301.9	209.7	15 - 40
NR R-03	1.5 m	747.7	877.3	12 - 30
NR R-04	1.5 m	106.5	108.9	14 - 73
NR R-05	1.5 m	335.6	197.1	22 - 73
NR R-06	1.5 m	67.8	75.5	10 - 24
NR R-07	1.5 m	110.1	109.8	11 - 42
NR R-08	1.5 m	155.8	137.8	12 - 26
NR R-09	1.0 m	128.0	121.9	7 - 48
NR R-10	1.0 m	145.5	259.9	8 - 48

FIGURE 10(d).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

North Grid Area

Details of Sample Locations

Note: grid coordinates as shown

J. P. Pelletier

Scale: see graphic scale. Sept. 2005.

To accompany report by
E. Ostensoe, P. Geo.

Doran 2005 - Radioative sample location

Costabelle hill dykes (with some radioactivity reading)



33
12 to 30
8 to 48
15 to 40
7 to 48
16 to 60
5577440N/548060E
22 to 73
14 to 73
10 to 24
11 to 42
2,5
12 to 26
26
5577400N/548060E
10 to 16 BG
12 to 16 BG
14 to 41 BG
25
7 to 12 BG
8 to 12 BG
9
11
12 to 24 BG
7 to 25 BG
5
12
15
22
0
10
20
meters

Legend

- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location
- Line from the grid
- Location point
- Radioactive ground anomaly
- 2 Radioactivity reading (x back ground)

FIGURE 10(e).
ENTOURAGE MINING LIMITED
Doran Uranium Deposit - Quebec **North Grid Area** **Details of Radioactivity** Gamma radiation expressed as "X background" **Note**: grid coordinates as shown J. P. Pelletier Scale: see graphic scale. Sept. 2005. **To accompany report by** **E. Ostensoe, P. Geo.**

Doran 2005 - Radioative sample location

G2-PD: Pegmatite dykes from the grid 2



(L7600N/8200E)
2
NRD-R03
NRD-R01
NRD-R02
(L7550N/8200E)
NRD-R04
NRD-R05
NRD-R06
0
10
20
meters

Legend

- Pegmatite Dyke (studied)
- Pegmatite Dyke
- Orthogneiss (granite gneissic)
- Sample location
- Line from the grid
- Line Station
- Radioactive ground anomaly
- DMC Sample name

Sample No.	Width	ppm U	ppm Thorium
NRD R-01	2 m	170.8	60.4
NRD R-02	2 m	48.8	15.1
NRD R-03	1.5 m	120.6	99.9
NRD R-04	1.5 m	646.4	132.5
NRD R-05	1.5 m	82.2	40
NRD R-06	1.2 m	401.8	170.7

FIGURE 10(f).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

North Grid

Details of Sample Locations

Note: grid coordinates as shown

J. P. Pelletier

Scale: see graphic scale. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

Doran 2005 - Radioactive sample location

G2-PD with some radioactivity readings



3
2,5
(L7600N/8200E)
23 to 27
13 to 26
24 to 55
3
42
35
5
30
2
(L7600N/8275E)
(L7550N/8200E)
2
25
9
2
10
3
14 to 36
21 to 36
25 to 100
2
15
2
0
12,5
25
meters

egend

Pegmatite Dyke (studied)	Line from the grid
Pegmatite Dyke	Line Station
Orthogneiss (granite gneissic)	Radioactive ground anomaly
Sample location	2 radioactivity readings (x back ground)

FIGURE 10(g).

ENTOURAGE MINING LIMITED

Doran Uranium Deposit - Quebec

North Grid

Details of Radioactivity

Gamma radiation expressed as "X background"

Note: grid coordinates as shown

J. P. Pelletier

Scale: see graphic scale. Sept. 2005.

To accompany report by

E. Ostensoe, P. Geo.

8.0 DEPOSIT TYPES

The Doran property includes uranium mineralization hosted by pegmatitic phases of the granitic plutons and by foliated granite: transitions between the two host materials are rarely sharply defined either by structures or by textures. [Note that prior to receipt of petrographic reports in which they were identified as "quartz monzodiorites" (Leitch, 2005, see Appendix 2) the Doran area crystalline rocks were referred to as "granite" and gneissic granite.] Figure 6 illustrates the relative positions of the principal zones of elevated cps.

The so-called "Main Zone", located along a topographically high ridge, appears to be sheeted, with a moderate dip easterly. The resulting slope, across a distance of about 50 metres, exhibits varying but elevated levels of gamma radiation and rock samples from saw cut trenches contain anomalously large amounts of uranium.

The Dyke Zone, which lies west and north of the Main Zone and was traced and sampled over a distance of 200 metres, comprises uranium values in mineralized rocks that are indistinguishable from those of the Main Zone. Its apparent linearity and sharply defined (by cps measurements) boundaries are in contrast to the Main Zone and, speculatively and contrary to Mr. Fairbairn's interpretation, it is surmised that the Dyke Zone represents a narrow, vertical feeder structure whereas the Main Zone, Main Zone Extension and, possibly the South Extension, zones represent sill-like apophyses that penetrated the prevailing easterly-dipping schistosity of the weakly gneissic granitic bodies.

Future exploration will be directed in part to determining the vertical persistence of the Dyke zone and to investigating by diamond drilling the possible presence of multiple sub-parallel "stacked" pegmatitic layers beneath the Main Zone and its extensions.

The North Grid was positioned to cover an area of elevated radioactivity that was first recognized by Mr. Fairbairn's work for Aguanish Uranium Inc. (Fairbairn, 1978). Geologically, the area is closely similar to the Main and Dyke Zones: granitic terrane with pegmatitic sections. Further work will include expansion of the grid coverage and surveys, more sampling of outcropping areas with high cps and then drilling of several holes to obtain representative samples.

9.0 MINERALIZATION

The Doran property mineral zones have been investigated in very preliminary fashion. Numerous areas with elevated gamma radiation were located both on the two grids, the Main Grid and the North Grid, and elsewhere, including along the Hydro Quebec transmission line right of way, and between the west side of the Main Grid and the Pashashibou River. The reconnaissance prospecting initiatives will continue while the known zones are being further delineated.

Mineral zones have uniform appearances and geological features. Host rocks are pink, orange and reddish microcline granites and quartz monzodiorites with interlayered and crosscutting pegmatitic veins and similar but vaguely defined areas of coarse-grained quartz, k-feldspar and mica.

Uranium minerals were not recognized in the field and the presence of uranium was inferred from elevated scintillometer readings in the range of 2000 to 42,000 cps and was confirmed by analyses of channel-cut samples of near-surface material. **Strong scintillometer readings, it must be noted, are distinctly fallible with respect to being related to high uranium analyses and must be accepted with caution.**

The granite/quartz monzodiorite appears to be intrusive into granitic schists but the distinction is made with difficulty due to similarities of granularity, colour and, in some areas, textures. Medium-grained amphibolitic schist was exposed in several of the trenches that were excavated for sampling purposes and may underlie some of the low-lying areas that lack bedrock outcrops.

The Main Zone and its apparent continuations are represented in Figure 6 of this report. This is the largest known mineral zone on the Doran property, comprising for convenience of reference the Main Zone that lies at the crest of a low ridge, the Main Zone Extension, lying to the north, and the "Dyke" Zone that in part parallels the Main Zone and to the northwest, along its strike direction, diverges from it. The South Extension Zone lies 250 to 350 metres south of the Main Zone and has not been directly related to it except to the extent that it lies in proximity, has similar geology and structure, and similarly elevated counts per second. Strong scintillometer readings were also recorded west of the Main grid, about 450 metres west of the Main Zone area, but were not further investigated. Elevated cps (i.e. >5,000 cps) drew attention to an area of uncertain dimensions that occurs at 7575 East on line 1000 North on the Main Grid. A small amount of stripping of overburden revealed unfoliated pink-shaded granite, Main Zone-type quartz, feldspar and mica, with coarse magnetite grains as an added component. Elevated cps readings also were recorded southeast of the Main Grid in the vicinity of the Hydro Quebec right-of-way, and somewhat erratically for several hundred metres north and west of the Main Zone Extension area.

No uranium minerals were recognized in the field, nor in the various saw-cut samples. Waxy appearing coatings on granitic rock exposed in Trenches 20 and 21 on the Main Zone Extension (MZX) are accompanied by very strong cps and the material is probably "gummite", an undefined secondary uraniferous mineral.

10.0 EXPLORATION

10.1 Introduction

A comprehensive program of exploration work was completed on the Doran property during the 2005 field season. Work was directed by Mr. Fayz Yacoub, P. Geo., the vendor of the property, who also acted as agent for Entourage Mining Ltd., sponsors of the project. Local residents were employed whenever possible. Mssrs. Erik Ostensoe, P. Geo., Jocelyn Parnell Pelletier, B. Sc., and Matthieu Picarello, B. Sc., provided geological services, conducted field mapping and devised, supervised, and participated in, sampling work on various mineral zones. Geotronics Surveys Ltd. of Surrey, B. C., provided a two person crew of technicians who completed magnetic and scintillometer surveys on two grids. The crew was accommodated at an *auberge* located in Aguanish (Photograph 1) and traveled daily to the property. The North Grid is located several kilometers north of the Main Zone and work there necessitated alternative arrangements: crews were transported to the area by "Argo" and accommodated for short periods in a small hunting/fishing camp.

The 2005 program of work included preparation of two grids of cut and blazed lines that covered parts of the Doran property that, on the basis of earlier work (Fairbairn, 1978), appeared to be most prospective for the location of exceptional zones of uranium mineralization. The Main Grid comprised sixteen parallel lines, each with length 1000 metres, oriented east-west, and two tie lines oriented north-south for purposes of ensuring accuracy. The North Grid comprised eleven parallel lines, each with length variously 400 and 500 metres, oriented east-west.

Following completion of the grids, field geologists mapped in reconnaissance fashion the geology as exposed in proximity to the lines. A program of sampling to obtain material for analyses employed rock saws equipped with diamond-edged blades to cut narrow parallel channels across bedrock outcrops (Photograph 5). The resulting rock was chiseled from the channel and placed in plastic samples sacks which were subsequently submitted to a fully accredited laboratory for analysis by ICP-MS methods. Samples were analysed for 36 elements. A geochemical analysis certificate that includes all channel samples and seven rock samples is included in Appendix 4 of this report.



Photograph 5. SAMPLING OPERATION

One sample, DY-TR 48-01, was recorded but apparently was not included in the batch of samples that was delivered to the analytical laboratory: the author surmises that the sample was lost while being transported via Argo from the field to the highway. That sample will in all likelihood be reacquired when field work is resumed. Trench DY-49 was marked for sampling but due to failure of the diamond-edged saw blades was not completed: saw blades were difficult to obtain from the suppliers and due to the abrasive nature of the prevailing rocks, had a short life. Consequently several small trenches were excavated but not sampled.

10.2 Geology

The field geologists traversed the Main and North Grids and other parts of the property and recorded rock types and structures. They were equipped with hand-held scintillometers which enabled continuous monitoring of variations in the gamma radiation as an aid in prospecting for anomalous concentrations of possible uranium and related mineralization. Geology was plotted using computer-aided techniques and is presented in Figures 6 and 10(a) of this report.

Muskeg and other boggy terrain cover much of the western portion of the Doran property but elsewhere bedrock exposures are abundant. Areas of thick moss and other vegetation frequently also have outcrops or the bedrock easily can be exposed by stripping away the covering material. Soils, where present, are thin and juvenile, without profile.

Principal rock types that outcrop in the Doran property area are orthogneisses and quartz-rich granites, some of which were more precisely identified as quartz monzodiorites (Leitch, op. cit.). The latter are in part coarse grained, even pegmatitic, with potash feldspar subhedra as large as 2 cm. in diameter. Biotite is sparcely present but frequently very coarse grained, with some crystals as large as 5 cm in length. Granite outcrops in the vicinity of 7575 E on line 1000 N contain 3% each of coarse magnetite grains and bronze-black biotite, and strongly elevated cps (Figure 8(l).   Amphibolite, on the basis of outcrop data and geophysical patterns is believed to underlie some of the swampy areas and was found in outcrops in proximity to the "Dyke" portion of the Main Zone: in particular in Trench 41 (see Figure 8k).

Structural patterns at the property scale of mapping were not obvious but, based in part on the works of Blais (1956) and Cooper (1957), the local region comprises a series of compression folds that are oriented north-northwesterly and plunge gently northerly. Regionally, and as suggested in Figure 5(a), the dominant structural presence may be a very large north-striking anticlinorial fold the axis of which lies transverse to the Grenville trend and that is, in effect, draped around the granite and granitic schist core. If that is indeed the situation, then the Doran structures are plications on that larger feature.

Many of the bedrock outcrops occur as smoothly polished exposures that rise only a few metres above the enclosing boggy ground. Being softer and more easily eroded, amphibolite is relatively recessive and may underlie much of the muskeg terrain.

10.3 Geophysics

Geotronics Surveys Limited, of Surrey, British Columbia, completed radiometric and magnetic surveys over the Doran grids. That work was undertaken to determine the geophysical response generated by the known zones of uranium mineralization and to enable determination of the possible extent of those zones, and to aid the search for additional zones. It was hoped, too, that the magnetic data in particular would supplement the work of the field geologists and would permit some extrapolation of geological data into areas of overburden.

A total of 29,875 metres of geophysical surveying was completed. Instruments used were:

(1) GEM Systems, Model GSN-19 Proton Precession Magnetometer
(2) GRS 500 Differential Spectrometer.

Magnetic readings were corrected with the use of a recording base station. Data were processed using computer techniques and plotted using simple autocad methods to produce colour coded contoured plans (see Figures GP 1a - 4a that are included in Appendix 3 of this report).

Geotronics Surveys Limited has provided a preliminary interpretation of the radiometric and magnetic surveys (Mark, 2005) that is included as Appendix 3 of this report but, pending availability of detailed geological and sampling data, has not undertaken an elaborate study. The geophysical company has suggested that a more comprehensive geophysical report should be prepared.

The Main Zone, centered at 1600 North, 450 East, exhibits a "…*very strong radiometric anomaly reaching a high of 2,300 counts per second (cps). This anomaly is 75 metres wide and shows considerable extensions in both 150°E and 330°E directions*" (Mark, letter report, October 13, 2005, Appendix 3). Those extensions are further reported to extend 800 metres northwesterly and 400 metres southeasterly from the Main zone "*….for a total strike distance of 1,200 metres, that is, from the southern edge of the South Extension Zone to the probable northern extremity of the mineralized dyke"* (Mark, op. cit.). A second, sub-parallel radiometric anomaly with counts up to 1150 cps lies immediately southwest of the Main Zone anomaly and has a "…minimum strike length of 1,030 metres". A third anomaly, with minimum strike length of 230 metres, lies in the southwestmost corner of the grid and likely extends beyond the grid. Magnetic anomalies tend to occur parallel to, but slightly offset from, the radiometric anomalies.

The North Grid radiometric survey appears to give inadequate coverage: *"…highly anomalous responses along the southern, eastern and northern parts of the survey area"* (op. cit.) are interpreted as being indicative of uranium mineralization, whereas a centrally located radiometric low, roughly coincident with a deep magnetic "low", is indicative of either a lack of uranium mineralization or the presence of deep overburden.

10.4. Radiometric Observations

Prospectors and geologists carried simple hand-held scintillometers while traversing the Doran property in order to be alerted to changes in the strength of gamma radiation in various parts of the property. The Main Zone, Main Zone Extension, Dyke, and South Extension zones were identified by Aguanish Uranium Ltd. in 1977 and were readily re-located.

The scintillometers employed in the various traverses were diverse in model, mode and effectiveness. Some could be calibrated and one instrument was capable of measuring total radiation, and radiation from particular sources (i.e. from uranium, thorium, potassium). Radiation counts were recorded at a large number of sites but have not been plotted. The data was used as an aid to the reconnaissance evaluation of the Doran property and may be used in future operations.

10.5 Sampling

Narrow saw-cut channels were cut across readily accessible sites in areas of elevated radiation counts (cps). A gasoline-powered saw equipped with a diamond-edged blade was used to cut a channel with width from four to seven cms. to depth from six to ten cms. As illustrated in Photograph 5, the channel material was removed and bagged and became the assay samples. The bedrock was competent and only weakly altered by weathering effects: nonetheless, the samplers were instructed to eliminate excessively weathered material from the samples but to be otherwise entirely objective in selecting sample materials. Sample weights were reported by the laboratory and ranged between 10.33 kg. and 0.31 kg. per sample.

More than forty-eight trenches with cumulative length more than 218 metres, were cut in the principal mineral zone which encompasses the Main Zone, Main Zone Extension and the Dyke Zone. 113 samples with widths from 1.0 to 3.9 metres were obtained. Several small pits were excavated through the moss to expose bedrock but due to a shortage of diamond-edged saw blades were not sampled. One sample, DY TR. 48-01, failed to arrive at the analytical laboratory and is believed to have been lost in transit but may be recovered when field work is resumed. Locations of saw-cut trenches are illustrated in

Figure 7 of this report and details of individual trenches are illustrated in Figures 8(a) through 8(k).

Seven saw-cut channel samples were taken from the North Zone, along with 17 rock chip samples. Locations of seventeen rock chip samples taken from pegmatite dykes located about 100 metres south of the southwest corner of the North Grid are illustrated in Figure 10(d). Widths of saw-cut samples varied from 1.2 to 2.0 metres and weights of samples varied from 2.27 kg to 0.61 kg. Locations of trenches and details of samples are illustrated in Figure 10(f).

Twenty-one saw-cut channel samples were taken from eight "trenches" on the South Extension Zone. Widths of samples varied from 1.2 to 1.5 metres and weights of samples varied from 2.08 kg to 0.70 kg. Locations of trenches and details of samples are illustrated in Figure 8(m).

10.6 Analyses

162 rock chip and saw-cut channel samples were submitted to an analytical laboratory in Vancouver, British Columbia where they were analysed for 36 elements by induced coupled plasma-mass spectrometer techniques. Samples were dried in the laboratory and crushed to 70% passing a 10 mesh screen. A 250 gram split was then pulverized to 95% passing a 150 mesh screen. A 0.50 gram portion was leached for one hour at 95 degrees C. in a 2-2-2 HCl-HNO3-H2O solution and the resulting solution was analysed by ICP-MS. Analytical results were reported variously in ppm (parts per million), and percent. Several samples, identified in the Certificate of Analyses by the prefix "RE", were randomly selected for duplicate analysis: in each case the values reported for the replicated analyses were acceptably close to one another.

The Geochemical Analysis Certificate (File no. A506783) provides quantitative information concerning the samples' contents of various elements and forms Appendix 4 of this report. Of particular interest with respect to the Doran property are the values reported for uranium and thorium. Of secondary concern are elements that may be indicative of the presence of environments favourable for the occurrence of those elements, including but not necessarily limited to, elements such as tin, boron, tungsten, molybdenum and strontium that frequently accompany pegmatitic bodies.

Uranium values reported for the Doran Main Zone, Main Zone Extension and Dyke Zone samples range from highs of greater than 2000 parts per million (ppm), the upper limit of the analytical method, to lows of 2.3 ppm and average 124.6 ppm. The median

uranium value is 61.7 ppm. Thorium values are from greater than 2000 ppm to 3.4 ppm and average 104 ppm. The median thorium value is 66.7 ppm.

Doran North Zone uranium values reported for 23 saw-cut and rock chip samples range from 747.7 ppm to 40.4 ppm and average 189.4 ppm. The median uranium value is 128 ppm. Thorium values are from 877.3 ppm to 15.1 ppm and average 104 ppm. The median thorium value is 66.7 ppm.

Doran South Extension Zone uranium values reported for 18 saw-cut channel samples varied from 588.3 ppm to 3.8 ppm and average 131.4 ppm. The median uranium value is 69.6 ppm. Thorium values are from 384.3 ppm to 3.4 ppm and average 93.3 ppm. The median thorium value is 60.2 ppm.

Seventeen saw cut and rock chip samples were analysed by an analytical laboratory located in Ontario using methods that are described in Appendix 1 of this report. An XRF (x-ray fluorescence) technique was used "...as an alternative to fusion..." (Ciesielski, p. 21). The samples were from "Sample Location #1", a magnetite-biotite rich zone of granitic pegmatite at the south edge of the Main Grid (see Figures 8(l) and 8(m), and from an apparent south extension of the Main Zone where a magnetite pegmatite dyke(?) zone was sampled by saw-cut trenches (samples DMC-TR01 - DMC-TR05) and rock specimens (samples DMC-R01 - DMC-R04) (see Figure 8(m). The Certificate of Analysis (Lab Report CA 03067-OCT05) is included as Appendix 5 of this report.

10.7 Discussion

The 2005 program of work on the Doran property, eastern Quebec, Canada, was intended to determine the merits of the property with respect to hosting a viable uranium deposit. Work was constrained initially by several factors including a general lack of technical data. Available information was mostly derived from Fairbairn's report of work completed in 1977 which was found to be useful in facilitating re-location of several mineral zones but lacked documented, credible and useful analyses. Emphasis was directed to the three most prospective zones: the Main and related zones, the North Zone, and the South Extension Zone. Radiometric and magnetic surveys were completed over two grids and many samples were obtained from outcropping portions of the various zones. The resulting data were received subsequent to the field season but provide ample justification for continuing exploration of the property.

As discussed in the foregoing sections, sampling was performed by employees of OnTrack Exploration Ltd. on behalf of Entourage Mining Limited. Geophysical surveys were completed by employees of Geotronics Surveys Limited, a geophysical contracting firm.

Samples were taken with the supervision and participation of Mssrs. Yacoub and Ostensoe, both of whom are professional geoscientists with many years of experience in exploration of mineral properties. They selected areas to be sampled and jointly directed all sampling operations. Analytical data obtained are considered to reliably reflect the content of materials sampled.

Uranium minerals are susceptible to attack by weak acid solutions, including acid rain, and uncertainty relates to the unknown degree of leaching of uranium values from the near surface rock that was available for sampling. Thorium is less mobile than uranium in the surface environment and to a large extent remains *in situ* in areas that have been seriously depleted of their primary uranium. A common consequence of this preferential weathering effect is high surface radiation measurements with little or no uranium being reported in assays of near-surface samples even though deeper material may have substantial uranium values. If this seriously misleading outcome were to be misinterpreted, further work would be discouraged and the result could well be a missed opportunity.

The radiometric surveys recorded the variation of gamma radiation in the Main and North Grids. Gamma radiation derives from the decomposition of uranium, thorium and potassium and several other minor sources. The survey data did not distinguish the sources and **one cannot assume that high "readings" or "cps" can be unquestioningly correlated with elevated amounts of uranium in the underlying rocks**. Historically, many prospects that showed strong radiation failed when that effect was proven to derive from thorium rather than uranium. The contribution to the radiometrics from the abundance of potassic feldspar that is present in the pegmatitic portions of the Doran property is unknown. Sample analyses enable comparison of uranium and thorium contents: on average Doran samples contain approximately equal amounts of the elements.

Several parts of the Main Zone and its' extensions were shown to have important amounts of uranium. Uranium analyses of samples from Trenches 18, 19 and 20, in particular, are strongly anomalous and most samples from the North Grid trenches are similarly enriched. The 2005 program of work provided ample justification for continuation of exploration work in both gridded areas and large parts of the property have not been examined and prospected. The data that were obtained will in the future enable the operators to better focus their work and to plan an initial campaign of diamond drilling of, perhaps, ten to twenty short (to 150 metres length), angled drill holes.

11.0 DRILLING

No documented drilling work has been completed on the Doran property. Work in 1977 by Aguanish Uranium Inc. included drilling three very shallow holes into parts of the Main Zone that showed very high cps. The holes were blasted and sampled: Fairbairn (op cit.) reported that chemical assays of the cores returned 6.40, 6.40, and 9.60 lbs. uranium per ton and that samples taken after blasting "…assayed, chemically, 5.0 and 9.2 lbs. per ton" (Fairbairn, op. cit. p. 10).

Details of the materials sampled, methods of sampling, and analytical procedures were not included in Mr. Fairbairn's report and the above-quoted assays should not be relied upon in any evaluation of the Doran property.

12.0 SAMPLING METHOD AND APPROACH

The 2005 program of sampling of the various zones of apparent uranium mineralization on the Doran property have been detailed in foregoing sections of this report. Trenches were located where conditions permitted. Brush, trees and moss had to be removed from the entire length of the Dyke zone portion of the Main Zone area (i.e. trenches 32 - 49 inclusive) and exposures were intermittent rather than continuous. Sampling of other parts of the Main Grid was confined to sites that either were bare or had minimal amounts of soil and vegetation cover.

Factors that could materially impact the accuracy and reliability of analytical results have been discussed in foregoing sections of this report. Of particular concern is the unknown amount of leaching of uranium values from the near-surface rock that was accessible to our sampling method.

Samples were taken with much care to ensure that they accurately represented the areas being trenched. Possible sample bias may have resulted from minor variations in the widths and depths of the saw-cut trenches and from inevitably subjective attempts to exclude from samples any materials that showed obvious amounts of excessive surface weathering. Sample sizes varied in a narrow range.

Trenching sites and sampling intervals were determined on the basis of scintillometer readings and visual inspections of the rocks. Although it was recognized that ideally the trenches, and thus samples, would span mineral zones from lower grade material through "better" material and then again into lower grade, this proved impossible due to the absence of recognizable uranium minerals or attendant alteration patterns. A further complicating factor resulted from the difficulty encountered in obtaining suitable diamond-edged cutting blades for the rock saw: the rock was strongly siliceous and

abrasive to the blades and blade life was rather brief. Blades had to be ordered from a regional supplier in Sept Iles and our requirements rapidly exhausted the inventory. Main Zone area and other trench locations are plotted on Figure 7 (in pocket). Details of individual trenches and sample locations are plotted on Figures 8(a) through 8(m) and a list of sample numbers and uranium and thorium determinations is attached to each of those figures. North Zone data are presented in similar fashion.

Sample composites have not been calculated.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Trench samples were obtained by chiseling the septum of rock that remained between parallel saw cuts. Samples were placed in strong plastic sample bags that were identified in permanent marker ink by a simple code: mineral zone, trench number, and sample number. Sample bags were tied securely, placed in so-called "rice bags" and transported to the highway via the "Argo" off-road vehicle. The sampler maintained a field book in which were sketched the layout of each trench and the dimensions of each individual sample. Unusual geologic features were recorded on the sketches.

Samples prior to shipment were stored in a protected shed located adjacent to the hotel in Aguanish that accommodated the "outside" personnel employed on the Doran property. The shed was dedicated to our use and was secure from any interference. Upon completion of the 2005 project the bags containing 162 samples, accompanied by a qualified professional geoscientist, were taken by truck to Sept Iles, delivered to a licensed carrier and consigned to the analytical laboratory in Vancouver, British Columbia. The laboratory has an enclosed receiving area with controlled access via locked gates. Seventeen additional samples were delivered by bonded carrier to another analytical laboratory located in Lakefield, Ontario.

The Doran samples were securely handled at each stage from the field to the laboratory and their integrity is unquestioned. Nonetheless, one sample, DY TR. 48-01, was lost at the end of the project, presumably while being transported from the field to the highway. There is a strong likelihood that it will be recovered when field work resumes.

Samples were prepared for analysis by laboratory personnel who were wholly unrelated to the client company and who were unaware of the source and content of the samples.

Analytical procedures have been detailed in section 14.5 of this report. Analyses were performed by Acme Analytical Laboratories Ltd. of Vancouver, British Columbia, an ISO 9001:2000 certified facility that has provided assaying and analytical services for

more than twenty-five years and has a satisfactory reputation in the mining and mineral exploration, and by SGS Lakefield Research Limited of Lakefield, Ontario, a full service ISO/IEC 17025 accredited analytical laboratory that has a long history of providing metallurgical and analytical services to the mining industry.

The writer believes that all aspects of the collection, identification, handling, transporting, processing, analyzing and reporting of Doran project samples were adequate and well within the standards of Canada's mining and mineral exploration industries.

14.0 DATA VERIFICATION

The 2005 program of work on the Doran uranium property located in eastern Quebec was completed under the writer's direct supervision. Data obtained included geological notes, prospecting, bedrock sampling, geochemical analyses, geophysical observations of radiometrics and magnetics, and petrographic studies.

The writer participated in much of the field work and verified much of the resulting data. Geological mapping of the Main and North grids was carried out by qualified geologists, Jocelyn Parnell Pelletier and Matthieu Picarello, who prepared the geological sketches, Figures 6 and 10(a) of this report.

Petrographic studies of four rock samples were completed by a registered specialist geoscientist with expertise in petrography and structural geology. His report is included in Appendix 2 of this report and his data and conclusions have not been verified.

Geophysical data were collected by employees of the contractor, Geotronics Surveys Limited, who worked independently of the OnTrack Exploration Ltd. personnel. Their data were processed in preliminary fashion on a daily basis and then further processed off-site. A brief summary report prepared by Geotronics Surveys Limited and included as Appendix 3 of this report includes observations, interpretations and recommendations. The writer is not competent to comment critically on the Geotronics report but believes that its author is a very well qualified geophysicist who has for more than thirty years conducted exploration geophysical surveys in many parts of the world.

15.0 ADJACENT PROPERTIES

15.1 Introduction

Exploration rights to areas surrounding the Doran property have been acquired by explorationists. Map designated claims extend north, east and west of those presently under option to Entourage Mining Limited and many of those claims are held in the name of Mr. Fayz Yacoub who is the vendor of the Doran property.

The writer has examined in reconnaissance fashion parts of several claims located west of the Pashashibou River where areas with high cps radiation responses were identified but he has not carried out any adequate or elaborate investigations. Granitic intrusive rocks similar to those found on the Doran claims were also recognized on those claims and it was noted that fracture and vein quartz related pyritic zones had in one location been explored by trenching and a very shallow pit.

15.2 Essex Minerals Company

Essex Minerals Company in 1977 and 1978 completed programs of field work on a property that comprised 684 claims located "…*around and to the south of Lac Costebelle, Comte Duplessis, in Eastern Quebec. The claims covered airborne radiometric anomalies detected during a regional survey carried out in 1975 by the Geological Survey of Canada"*(Tihor, 1978).

The 1977 program of work included "…a close spaced airborne radiometric survey supplemented by ground surveys and geological mapping" (Tihor, *op. cit.*) and delineated four separate areas of anomalous radioactivity within the claim group. The 1978 program included diamond drill testing, by 3 inch and 1 3/8 inch diameter cores, of three of the areas. One area, designated "C" was tested by 39, mostly short, drill holes; area "B North", by four holes and area "A", by two holes.

Anomalous radioactivity in Area "C" was confirmed to be related to a red granite, core samples of which contained on average 0.005% U3O8, with individual samples containing from 0.001 to 0.034% U3O8. Although the red granite occurs in relatively large bodies of mineable dimensions, the shape of the intrusive is extremely irregular (Tihor, *op. cit.*). Area "B North" drilling tested white granite that contained on average 0.014% U3O8, with individual samples ranging from 0.001 to 0.027% U3O8. Uranium appeared to be uniformly distributed but "…some concentration is associated with coarse biotite segregations" (Tihor, *op. cit.*). Area "A" drilling returned only one significant interval of 9.7 metres that contained 0.047% U3O8. "There is no evidence of significant supergene redistribution of uranium, or of any significant variation of uranium content with depth, in the Costebelle area" (Tihor, *op cit.*).

Note that the above-quoted information is derived from a technical report (Tihor, 1978) that was filed with the Ministère des Richesses Naturelles, Quebec, (now Ressources naturelles et Faune) and is documented as report number 33904. That report was prepared in 1978 prior to the implementation of National Instrument 43-101 and related policies and before the establishment of CIMM Standards and Guidelines for Valuation of Mineral Properties. The Tihor report is, thus, of historic interest and, although it is almost certainly an accurate recording of the geological setting and other aspects of the exploration of the uranium occurrences, the analytical descriptions, including assays, cannot be substantiated and the analyses that are presented should not be relied upon in any way.

15.3 Fairbairn Project

Lacana Mining Corporation, on behalf of a joint venture (other participants not disclosed), in 1978 contracted an airborne radiometric and magnetic survey of the Johan Beetz area of Quebec and examined the area on the ground. The company subsequently acquired 345 claims in the area.

A technical briefing report was prepared in 1978 to familiarize Lacana management and joint venture partners with their work to date and with plans for the area (MacNabb, 1978). Although not disclosed in the report, it appears that Aguanish Uranium Ltd. was one of the joint venture partners and that company is shown as owner of many of the claims; a further assumption is that areas proposed for further work included what are now parts of the present Doran property.

MacNabb's report included as an appendix a report by J. B. Boniwell, exploration geophysical consultant, of the airborne survey (Boniwell, 1978). Boniwell, in turn, relied wholly upon a report by Kenting Earth Sciences Limited, the contractor that carried out the survey (Lee, N., 1978). Material accessible to the writer, which originated with the Ministère des Ressources naturelles et Faune, Quebec, includes neither plans showing the orientation and placement of survey lines nor other essential maps.

Boniwell in his "Conclusions and Recommendations" states that the survey "…has been eminently successful in detecting and defining zones of the uranium radioactivity in the area" and that

> *"…the origins of the present mineralization are essentially syngenetic and/or diagenetic. However there are significant numerous occurrences of radioactive pegmatites in the area that follow structural alignments and which most evidently have intruded the region at a late stage* (Boniwell, *op cit*).

Boniwell recommended reconnaissance style mapping be undertaken with among the objectives, establishing "…the frequency and distribution of pegmatites through the area and the overall relationship they hold to the frequency and distribution of radioactive anomaly (sic.)", reconnaissance scintillometer prospecting over all mapped exposures, and that detailed grid surveying be entertained for a set of specific target situations (Boniwell, *op cit*.).

MacNabb (MacNabb, *op cit*.) reported that a number of companies were active in the area, working mainly on "…the possibility of large, low-grade uranium deposits" and that "all have showings of merit, some of which are proving to be quite large deposits of low-grade material in pegmatites". He concluded that "Ground examination of some of the airborne anomalies showed the radioactivity to be associated mainly with pegmatites, but warranting more work".

There is no indication that any further work was applied to the area of the Lacana, *et al*. airborne surveys prior to commencement in 2005 of work for Entourage Mining Limited on the Doran property.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing work has been directed to materials derived from the Doran property that is the subject of this report.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been calculated for any part of the Doran property that is the subject of this report and it is the author's opinion that any such estimations would be premature and inappropriate.

18.0 OTHER RELEVANT DATA AND INFORMATION

The writer believes that this report includes all relevant data and information concerning the Doran property that is the subject of this report.

19.0 INTERPRETATION AND CONCLUSIONS

The Doran property of Entourage Mining Limited, located on the north shore of the Gulf of St. Lawrence, west of Aguanish, Quebec, in 2005 was investigated and partially explored for uranium resources and mineralization by ground surveys and an extensive program of sampling and analyses. Uranium values are present in pegmatitic and granitic intrusive rocks of the Grenville geological province of the eastern Canadian Shield. A high "background" level of radiometric responses prevails in the district. Given the heightened level of interest worldwide in locating mineable uranium deposits that has arisen from recent dramatic increases in metal and fuel prices, uranium exploration throughout the general Baie Johan Beetz district is likely to continue.

The Main Zone of the Doran property, which also includes the South Extension, Main Zone Extension and the Dyke Zone, was tested by more than forty eight short, shallow "trenches". Rock from saw-cut channels was bagged and sent to an analytical laboratory for 36 element determinations. Similar treatment was accorded to the North Zone, located approximately 3 1/2 km north of the Main Zone, and to a magnetite-biotite zone in granitic pegmatite located at the south edge of the Main grid. Several other prospective zones were identified but remain to be evaluated; large parts of the property have yet to be investigated.

136 saw-cut channel samples and 26 rock samples were analysed by ICP-MS geochemical analytical techniques. Seventeen saw-cut and rock samples were analysed by an XRF method. Uranium values varied from in excess of the upper detection limit (2000 ppm) to 1.8 ppm and thorium values varied from in excess of the upper detection limit (2000 ppm) to 1.9 ppm. It is difficult to relate uranium content to any particular geological features: the strongest affinity appears to attach to pegmatitic phases of the quartz monzodioritic intrusions, with secondary relationships to the intensity of potash feldspar and biotite contents. No primary uranium minerals were recognized in the field, nor were any positively identified in petrographic studies of polished thin sections. The influence of fractures and/or lineaments has not been investigated and may be limited to small off-sets. Because sampling was limited to very shallow depths, no evidence was found of either depletion or secondary enrichment of uranium contents due to weathering effects. Thorium contents are similar to uranium contents and thorium undoubtedly contributes to the strength of radiometric responses.

20.0 RECOMMENDATIONS

20.1 Introduction

Exploration of the Doran uranium property should be continued in order to determine if one or more potentially viable deposits are present. The 2005 program of work, which included geophysical surveys, geological reconnaissance, sampling for analytical purposes, and petrographic studies, produced evidence of an environment of uraniferous pegmatitic intrusions within a body of quartz monzodiorite that is also to a certain but unknown extent uraniferous. Work was of necessity restricted to only a small portion of the Doran property and was somewhat tentative, pending receipt of hard evidence, as opposed to high cps scintillometer readings, of substantial uranium values undiluted by other sources of gamma radiation. That evidence was provided by analysis of more than 179 rock samples.

The presence of elevated uranium values in 113 samples taken from 47 saw-cut trenches on the Main Zone and its continuations, from 23 samples of saw-cut and rock chip materials from the North Zone, and from two other zones is strongly encouraging. Further exploration work is, in the writer's opinion, fully warranted and is recommended.

Reconnaissance prospecting and mapping of the remainder of the Doran property should be completed, with provision for evaluating in preliminary fashion the uranium content of any areas that are found to have elevated cps scintillometer responses. Where practical, grids of cut and blazed lines should be established as a base for radiometric and magnetic surveys. Bedrock in "hot spots" should be exposed by use of hand tools and sampled, as in 2005, by cutting channels using a portable saw equipped with a diamond-edged blade. A program of diamond drilling is recommended as a means of obtaining satisfactory samples of unweathered uranium-bearing rock, and as a source of more detailed geological information concerning the structure and mineralization of the quartz monzodiorite and the as-yet poorly defined pegmatitic phases.

20.2 Program

A program of work, comprising a continuation of the survey and sampling work begun in 2005 plus a limited amount of diamond drilling, is proposed and recommended.

Work in 2005 was conducted efficiently and the methods employed should be applied in future operations: accommodation of the field crew in the village of Aguanish, with daily transport of the crew to the Doran claims is cost-effective and should be continued. Work in the North Grid area, located about 7 km north of Highway 138, will require establishment of a small base camp in proximity to the area of known mineralization.

Alternatively, it may be possible to find suitable accommodation at a fishing camp located on Lac Costebelle, with provision for accessing the work area by small boat.

Geological and prospecting efforts coupled with scintillometer reconnaissance during the 2005 program found areas of strong radiometric responses and distinct magnetic patterns with presumed uranium mineralization but were, due to time and budget restraints, not adequately investigated. Reconnaissance work and the Geotronics Surveys Limited radiometric and magnetic surveys highlighted parts of the Main and North Grids that had been identified by a previous operator.

The Main Zone and its extensions, on the basis of geological work and geophysical surveys, have width of perhaps 75 metres and continuity over a strike distance of 1,200 metres. The preliminary geophysical interpretation by Geotronics also found two additional sub-parallel radiometric anomalies, neither of which has been delimited by surveys or otherwise worked on.

Geophysical surveys of the North grid showed highly anomalous responses along the southern, eastern and northern parts, clearly indicating that the grid and then the surveys need to be expanded in those directions. Very little channel and rock chip sampling was completed in the North Grid area: only seven channel samples and sixteen rock chip samples were submitted for analyses. It is obvious that given the partial coverage by surveys of the anomalous area and the inadequate sampling of bedrock, additional work must be directed to that area.

Saw-cut channel samples from both the Main and North zones returned, on analysis, highly encouraging values in uranium, coupled with similar values in thorium. The relationship of the geological, geophysical and sampling information is not yet satisfactorily resolved and, due to extensive overburden and vegetation cover in some critical parts of the areas, the difficulty of distinguishing structures and phases within the quartz monzodiorite *cum* "granite", and uncertainties related to possible effects of weathering and leaching of values from surface rocks, interpretation of the anomalous conditions will be achieved only with the aid of a small number of diamond drill holes. Drill holes should be collared along the east side of the Main Zone and its continuations and inclined 55° to the west. Initial drill holes can be relatively short, passing through the projected downward continuation of the Zone at a vertical distance of from 30 to 50 metres below surface. It is recommended that the holes be spaced at 30 metre intervals over the entire 1,200 metre projected length of the Main Zone and its extensions. Such a program would require as many as 40 drill holes with collar inclination of 50 degrees west and minimum length, given that the Zone appears to have an over-all dip of 40 degrees to the east, of about 65 metres each, and total length, 2600 metres. Such a program is likely too ambitious an undertaking at the current early stage of exploration of the Doran property, and will have to be staged. Those holes, as illustrated conceptually

in Figure 11, would be projected to cross the apparent zone of uranium mineralization at


DYKE ZONE
TRENCH 6
52.2
37.3
383.4
'MAIN ZONE'
TRENCH 10
3.1
54.2
19.9
108.7
296.4
96.2
7425E
-55°
PROPOSED DRILL HOLE
90m.

FIGURE 11.
ENTOURAGE MINING LIMITED
Doran Uranium Deposit - Quebec
Example of Proposed Diamond Drill Holes
Main and Dyke Zones
Scale: 1:500. Sept. 2005.
To accompany report by
E. Ostensoe, P. Geo.

hole depths of between 20 and 60 metres from the collar. Deepest intersections would be about 46 metres below surface. Provision must be included to permit drilling several holes at a steeper angle that would give deepest intersections of about 75 metres below surface: such holes will be about 100 metres long and total length, perhaps 500 metres. Where the so-called "Main" and "Dyke" zones converge, in the general vicinity of Main Grid line 1600 North, it should be possible to penetrate both zones in the same drill hole.

20.3 Budget Estimate

Geological mapping, grid preparation, radiometric and magnetic surveys, channel sampling and analyses

Estimate a six-person crew (five field workers, one driver) in a twenty day period, with provision for 100 rock samples, including both rock chip samples and samples from saw-cuts, preparation of 10,000 metres of blazed, measured and flagged grid lines -

Wages - six persons $200/person/day for 20 days	$24,000
Accommodation and meals- allow four persons at $80/day for 20 days	$ 6,400
Transportation - rental truck for highway use - rental - allow $50/day for 20 days	$ 1,000
- 'Argo' vehicle for off-road travel rental - allow $50/day for 20 days	$ 1,000
Tools, including rock saw, replacement blades, sample bags, chisels, flagging, thread, etc.	$ 1,000
Geophysical survey - 10 line km. radiometric and magnetic surveys @ $800/km	$ 8,000
Supervision, report preparation, consultants, allow	$10,000
Sub-total…………………………………………………… ……..	$51,400
Allowance for unforeseen costs - 15% of sub-total	$ 7,700
Total projected cost of technical surveys, sampling	$59,100

Diamond drilling - Phase 1 - shallow drill holes
assume that a relatively light and portable drill capable of drilling to about 150 metres using NQ size tools and penetration rate of 30 metres per day is obtained by contract:

Contract drilling - allow an "all in" cost of $75/metre including mobilization to area, drilling 20 holes, each to length 65 metres	
1300 metres @ $75/metre	$ 97,500
Transportation for crew @ $100/day for 43 days	$ 4,300
Allowance for analyses - assume that 50% of core will be analysed in two metre sample lengths - 325 samples @ $20/sample	$ 6,500
Supervision, geological processing of core, sample preparation,	allow $ 15,000
Sub-total………………………………………	……..$123,300
Allowance for unforeseen costs @ 15%	$ 18,500
Projected cost of Phase 1 diamond drilling	$141,795

Total projected cost of technical surveys, sampling and diamond drilling $200,895.

A **second, or Phase 2, program of work**, to be commenced following completion of the above-detailed program, will be dependent upon an analysis of data generated by that program and determination that such expenditures are warranted by information then in hand. Work should be expanded to include technical surveys and sampling work in other areas of the Doran property where elevated radiometric responses have been identified. Additional diamond drilling will be directed to the Main and North uranium zones in order to further quantify those resources. An expenditure of about $300,000 will be required to complete the second program, of which $100,000 will be expended in technical surveys and sampling efforts and $200,000 will be used in drilling about 2500 metres.

It is recommended that forward planning initiatives should include a $300,000 budget for the second program of work.

21.0 REFERENCES

Blais, R. A., 1956, Rapport Préliminaire sur la Region de Pashashibou, Comté de Saguenay, Ministère des Mines, Quebec, R. P. No. 316 [includes Map 1114]

Boniwell, J. B., 1978, Report on Multisensor Airborne Survey, included as Appendix A in report by B. E. MacNabb to Lacana Mining Corporation (which see)

Ciesielski, Andre, 2005, Evaluation Report - Cross Structure Property, Quebec, private report to Starfire Minerals Inc.

Cooper, G. E., 1957, Johan Beetz Area, Electoral District of Saguenay, Geological Report 74, Quebec Department of Mines

Fairbairn, D., 1977, Progress Report, Aguanish Uranium Inc., report submitted to Ministère des Richesses Naturelles, Quebec, Document No. 33443.

Lee, Nee F., 1978, Report on Airborne Geophysical Survey in the Havre St. Pierre Area of Quebec for Excalibur International Consultants by Kenting Earth Sciences Limited, included in report by B. E. MacNabb to Lacana Mining Corporation (which see).

Leitch, C. H. B., 2005, Petrographic Report on 4 Polished Thin Sections from Pegmatite Dykes, private report to F. Yacoub, On Track Exploration Ltd., for Entourage Mining Limited, Vancouver Petrographics Ltd.

MacNabb, B. E., 1978, Report on Exploration, Fairbairn Project, Quebec, NTS 12 L, report to Lacana Mining Corporation, submitted to Ministère des Richesses Naturelles, Quebec, Document No. 34568

Mark, D., 2005, Preliminary Interpretation, Radiometric and Magnetic Surveys, Doran Uranium Property, Baie Johan Beetz Area, Costebelle Township, Quebec, private report to Entourage Mining Ltd.

Ostensoe, E. A., 2005, Progress Report - Doran Uranium Property, Aguanish, Quebec, private report to Entourage Mining Limited and On Track Exploration Ltd.

Tihor, S. L., 1978, Summary Report, Lac Costebelle Project, 1978 Field Work, report to Essex Minerals Company, submitted to Ministère des Richesses Naturelles, Quebec, Document No. 33904.

Wynne-Edwards, H. R., *, The Grenville Province and Its Tectonic Significance, Geol. Assoc. of Canada Proceedings, vol. 15, part 2, pp. 53-67.

CERTIFICATE OF AUTHOR

I, Erik A. Ostensoe, P. Geo., do hereby certify that:

1. I am a consulting mineral exploration geologist with residence in Vancouver, British Columbia, Canada

2. I am a graduate of the University of British Columbia, Vancouver, B. C. with a Bachelor of Science Honours degree in geology. In addition, I studied at the post-graduate level at Queen's University, Kingston, Ontario.

3. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, member no. 18727.

4. I have worked as a geologist for more than forty years and have been employed in mineral exploration work in most parts of western Canada, southwestern United States of America, and to a limited extent, in south Asia and South America.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined by NI 43-101, and past and current relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am wholly responsible for the preparation of the attached technical report entitled "Report of Work with Recommendations for Further Exploration, Doran Uranium Prospect, Aguanish, East of Havre St. Pierre, Quebec, NTS 12 L" dated February 15, 2006 that relates to a program of field work and sampling that was conducted on the subject property during September, 2005. I participated in and supervised all fieldwork on the property in the period September 6 through 29, 2005.

7. I have not had any prior involvement with the Doran Uranium Property that is the subject of the accompanying technical report.

8. I am not aware of any material fact or material change with respect to the subject matter of the accompanying technical report that is not disclosed in that report, the omission to disclose which makes the technical report misleading.

9. I am independent of Entourage Mining Limited and On Track Exploration Ltd. other than in my capacity of providing professional services in support of the program of work completed during September, 2005 on the Doran Uranium Property.

10. I do not own or have any participating interest in any mineral properties in the vicinity of the Doran Uranium Property, Quebec, nor in other mineral properties or securities or other financial instruments of Entourage Mining Limited.

ll. I have read National Instrument 43-101 and Form 43-101F1 and all amendments and supplements thereto, and the accompanying technical report has been prepared in compliance with the Instrument and Form.

12. I consent to the filing of the accompanying technical report with any stock exchange and any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of that report, provided only that any excerpts, condensations or quotations therefrom are properly attributed and are accurate.

Dated this 15th day of February, 2006.

____

Erik A. Ostensoe, P. Geo.

APPENDIX 1.

Summary of Analytical Procedures - SGS Lakefield Research Limited, from: Evaluation Report - Cross Structure Property, Quebec, by Andre Ciesielski, P. Geol., December, 2005.

15. SAMPLE PREPARATION, ANALYSIS & SECURITY

The shipment of samples to SGS Lakefield Laboratories in Ontario was assumed by On Track Exploration and no detail were given on the way the samples were carried. The author believes it was securely taken to Lakefield and integrity of samples fully preserved.
U and Th are measured by XRF Method 9-6-2 on a 6 g. sample. This method is used as an alternative to fusion for analytical contexts where the analyte is volatile or if levels of detection below that attainable by fusion are required.
The internal standard preparation technique forms a powder pellet specimen consisting of sample thoroughly mixed with a known amount of a reference compound and a binding agent. The compound is chosen to provide reference intensity as close to the analyte line wavelength as possible while avoiding interposing major element lines or absorption edges. Within an emission line series, this is usually the adjacent element in terms of atomic number. The quality control is ensured by one blank, one duplicate and a matrix-suitable certified or in-house reference material per batch of 20 samples.
The limit of detection is 0.001% ThO2 and 0.002 U3O8%.
Au is measured using fire assay and ICP using the following 9-3-4 Method.
Typical sample size: 30 g
Sample preparation technique used:
Pulverized samples are matted and rolled prior to grid sampling. Accurately weigh the homogenized sample. The sample is then mixed with flux and is fused using lead oxide at 1100°C. followed by cupelation of the resulting lead button. Dissolution of the Dore bead using HCl and HNO_3
Method of analysis used:
ICP-OES (inductively coupled plasma – optical emission spectroscopy)
Limit of detection for gold is 0.02 g/t ± 5-20%
SGS Lakefield Research Limited in Lakefield, Ontario an ISO/IEC 17025 laboratory conducted the analysis. See SGS Lakefield website for more details. Sampling, sample preparation, security and analytical procedures are conformed to industry standards for this stage of the project.

APPENDIX 2.

Petrographic Report on 4 Polished Thin Sections from Pegmatite Dykes

by

C. H. B. Leitch, Ph. D., P.
Eng.

Vancouver Petrographics Ltd.
8080 GLOVER ROAD, LANGLEY, B.C. V1M 3S3
PHONE: 604-888-1323 • FAX: 604-888-3642
email: vanpetro@vanpetro.com
Website: www.vanpetro.com

PETROGRAPHIC REPORT ON 4 POLISHED THIN SECTIONS FROM PEGMATITE DYKES

Report for: Fayz Yacoub
On Track Exploration Ltd.
6498-128B Street
Surrey, B.C. V3W 9P4. (604) 831-0424

Invoice 050783

Oct. 31, 2005.

SUMMARY:

Capsule descriptions are as follows:

DM-TR-01: this is a coarse-grained (pegmatitic) granitic rock (quartz monzodiorite), with only trace alteration to sericite on microfractures, composed of oligoclase, microcline, smoky quartz, and accessory muscovite, magnetite, ilmenite, hematite, possible ?uraninite/pitchblende and ?gummite or limonite. Identities of possible U-bearing phases should be confirmed by SEM analysis.

DM-TR-02: coarse, pegmatitic granite (trace alteration to clay/sericite, carbonate) with abundant very large, coarse-grained aggregates of magnetite (rimmed by ilmenite and accessory hematite, partly limonite-stained muscovite, and biotite), locally associated with traces of what may be uraninite with rims of pitchblende (?) (these need SEM confirmation).

SX-TR-01-01: pegmatitic, two-mica (biotite-muscovite) granite with accessory, oxidized magnetite (trace sulfides) does not appear to have any recognizable uranium phases, unless some of the orange-brown material associated with magnetite is actually gummite instead of limonite.

SX-TR04-01: medium- to coarse-grained biotite granite composed of microcline, quartz and oligoclase (with albite rims; trace alteration to clay-sericite), biotite and accessory monazite (?), apatite, and possibly zircon (?), plus traces of what may be uraninite (?), pitchblende (?) and carbonate, very rare sulfides.

Detailed petrographic descriptions and photomicrographs are appended. If you have any questions regarding the petrography, please do not hesitate to contact me.

CHBLeitch, P. Eng.

Craig H.B. Leitch, Ph.D., P. Eng. (250) 653-9158 cleitch@saltspring.com
492 Isabella Point Road, Salt Spring Island, B.C. Canada V8K 1V4

DM-TR-01: PEGMATITIC GRANITIC ROCK (QUARTZ MONZODIORITE), ACCESSORY MUSCOVITE-MAGNETITE-ILMENITE-HEMATITE-?URANINITE-?GUMMITE/LIMONITE

Hand specimen is brick red to dark grey, very coarse-grained (pegmatitic) felsic intrusive with coarse accessory magnetite and black "smoky" (radiation-damaged?) quartz. The rock shows no reaction to cold dilute HCl, but there is minor yellow stain for K-feldspar in the etched offcut. Modal mineralogy in polished thin section is approximately:

Plagioclase (hematite-stained oligoclase?)	60%
K-feldspar (microcline)	20%
Quartz	15%
Magnetite	2-3%
Muscovite, clay/sericite	1-2%
Ilmenite, minor hematite	1%
Uraninite (?)	<1%
Gummite (?) or limonite	<1%

This sample consists of coarse, subhedral to rarely euhedral crystals of plagioclase, microcline and quartz, with accessory magnetite/ilmenite/hematite and muscovite/sericite, and traces of possible uraninite (?) and gummite or limonite (?).

Plagioclase forms very large crystals with subhedral to locally irregular outlines up to about 1.2 cm in diameter (larger where glomeratic). Relief close to that of quartz, and extinction on 010 and 001 both close to zero suggest a composition probably near An20-30 (oligoclase), except for narrow (<0.1 mm thick) rims of albite where plagioclase is adjacent to K-feldspar. Rounded inclusions of quartz up to 0.5 mm in diameter are locally present in plagioclase. Plagioclase is locally slightly altered to small flakes of sericite (mostly <50 microns in diameter) along microfractures and cleavages; locally, "wooly"-looking Kspar appears to partly replace former plagioclase.

K-feldspar mostly forms subhedral to irregular crystals that are optically continuous for up to 1.5 cm in diameter (glomeratic to 2 cm). They are mostly "grid"-twinned microcline, except possibly orthoclase where apparently replacing plagioclase. Minute particles of limonite (possibly hematite), and traces of limonite along microfractures, may account for the reddish colour of both K-feldspar and plagioclase in the hand specimen.

Quartz forms somewhat rounded to ragged, locally highly irregular crystals that are optically continuous for up to about 1 cm (1.7 cm where glomeratic), or occurs as rounded subhedral inclusions in quartz with slightly graphic texture. The quartz is relatively unstrained, with generally only weak undulose extinction and minor sub-grain development.

Former mafic sites are marked by concentrations of ragged, anhedral flakes of muscovite (sericite) up to 4 mm in diameter (aggregates to 6 mm, locally forming micrographic intergrowths with quartz as skeletal crystals up to 2 mm in diameter), and associated magnetite as sub- to euhedral crystals up to 4 mm in diameter (locally with ilmenite included at the rims as subhedral tabular crystals to 0.7 mm long, and minor specular hematite as euhedral flakes mostly <0.1 mm). Traces of what may be uraninite (?), possibly in part altered to pitchblende?) form euhedral cubic crystals or pseudomorphs up to 0.65 mm in diameter. These pseudomorphs or crystals appear in place to be further replaced by aggregates of what may be gummite (?) or limonite (orange to yellow flakes mostly <0.25 mm in diameter).

In summary, this is a coarse-grained (pegmatitic) granitic rock (actually quartz monzodiorite) composed of oligoclase, microcline, smoky quartz, and accessory muscovite, magnetite, ilmenite, hematite, possible ?uraninite/pitchblende and ?gummite or limonite, with only trace alteration to sericite on microfractures. Identities of possible U-bearing phases should be confirmed by SEM (scanning electron microscope) analysis (contact Jim McLeod at Teck-Cominco/Global Discovery Labs, 1486 East Pender St., Vancouver, B.C. (604) 682-0611).

)M-TR-02: PEGMATITIC GRANITE WITH MAJOR -MAGNETITE±ILMENITE-HEMATITE-
'URANINITE, ACCESSORY MUSCOVITE-BIOTITE-LIMONITE

Hand specimen is very coarse-grained, pinkish, granitic pegmatite with large aggregates of nagnetite up to 4 cm across. The rock shows no reaction to cold dilute HCl, but there is minor rellow stain for K-feldspar in the etched offcut. Modal mineralogy in polished thin section is ıpproximately:

Magnetite	45%
Plagioclase (oligoclase?, albite rims)	20%
K-feldspar (microcline)	15%
Quartz	15%
Ilmenite, minor titanomaghemite	3-4%
Muscovite, minor clay-sericite	<1%
Biotite	<1%
Hematite	<1%
Uraninite (?), pitchblende (?)	<1%
Limonite	<1%
Carbonate	trace

This sample consists of roughly equal proportions of magnetite/ilmenite and silicate minerals (plagioclase feldspar, microcline K-feldspar, quartz, accessory muscovite and biotite).

Plagioclase forms mainly subhedral crystals up to about 1 cm in diameter, with traces of fine-grained alteration to clay/sericite and rare carbonate (both mostly <75 microns in diameter), mostly listributed along microfractures and cleavages. Composition appears to be about An20 (oligoclase) based on extinction Y^010=2 degrees. Minute inclusions of clay?/hematite likely explain the pinkish o reddish colour in hand specimen. Narrow (<0.2 mm thick) rims of albite (An0-5, based on extinction on 010 up to 17 degrees) and negative relief compared to the oligoclase) commonly surround crystals of K-feldspar included within or adjacent to plagioclase.

K-feldspar forms mainly subhedral crystals up to about 0.5 cm in diameter (locally aggregates o 0.75 cm). Grid twinning indicates that most of the Kspar is microcline. Quartz forms irregular-shaped, anhedral to subhedral crystals up to almost 1 cm in diameter. The crystals tend to be moderately fractured, but show generally only mild undulose extinction and sub-grain development ndicative of strain.

Very coarse-grained magnetite forms aggregates up to several cm across composed of sub- to euhedral crystals of cm size (rimmed by subhedral ilmenite crystals up to 3 mm in diameter, and commonly separated by narrow laminae of ilmenite up to 5 mm long). The ilmenite commonly contains minor euhedral crystals of specular hematite (<0.3 mm in diameter) near the contact with magnetite, and is partly altered to bluish-grey titanomaghemite along fractures and at margins (the same alteration is seen to a lesser degree in DM-TR-01). Rarely, euhedral (possibly cubic) crystals up to 0.6 mm in diameter of possible uraninite (?), rimmed by possible pitchblende (?) with traces of sulfide, are associated with the magnetite-ilmenite. Elsewhere, traces of sulfide, likely mostly pyrite (largely pseudomorphed by limonite), form subhedral crystals up to 0.15 mm across. However, other similar-sized rectangular inclusions in the magnetite, partly replaced by orangey limonite, are seen to be plagioclase.

Minor mafic minerals (muscovite and biotite) are closely associated with the margins of the magnetite/ilmenite aggregates, forming subhedral flakes or books up to 2 mm in diameter locally stained by limonite. Biotite has deep brown pleochroism, locally slightly inter leaved by chlorite. Muscovite also occurs as ragged subhedral flakes that form micrographic intergrowths with quartz.

In summary, this is a coarse, pegmatitic granite (trace alteration to clay/sericite, carbonate) with abundant very large, coarse-grained aggregates of magnetite (rimmed by ilmenite and accessory hematite, partly limonite-stained muscovite, and biotite), locally associated with traces of what may be uraninite (?) and rims of pitchblende (?) (these need SEM confirmation).

SX-TR01-01: PEGMATITIC, TWO-MICA (BIOTITE-MUSCOVITE) GRANITE, ACCESSORY OXIDIZED MAGNETITE, TRACE PYRITE, POSSIBLE GUMMITE? (OR LIMONITE)

Hand specimen is reddish to pinkish coloured, coarse-grained to locally pegmatitic granitic rock with scattered accessory crystals of magnetite and black biotite, and local large books of biotite. The rock shows no reaction to cold dilute HCl, but there is moderate stain for K-feldspar in the etched offcut. Modal mineralogy in polished thin section is approximately:

Plagioclase (hematite-stained, oligoclase?)	45%
K-feldspar (mainly microcline)	30%
Quartz	20%
Biotite	1-2%
Muscovite (sericite, clay)	1-2%
Magnetite, maghemite	1%
Limonite	<1%

This sample is composed of plagioclase, K-feldspar, quartz and accessory mica (biotite, muscovite), and magnetite (partly oxidized to maghemite and surrounded by a rim of limonite or possibly gummite?).

Plagioclase forms large, subhedral crystals up to about 1.5 cm in diameter that are generally slightly altered along hairline microfractures to very fine-grained (20-40 micron) sericite, or locally to secondary K-feldspar along similar microfractures (alternately, this Kspar could be due to antiperthite inclusions in the plagioclase). Composition, based on extinction angle on 010 close to zero, and virtually no relief difference compared to quartz, is likely about An20 (oligoclase). The reddish colour in hand specimen is due to traces of hematite as minute inclusions mostly <10 microns in diameter, locally mixed with sericite as flakes mostly <15-20 microns in size.

K-feldspar is mainly grid-twinned, microcline, forming irregular-shaped aggregates up to over 2 cm in diameter composed of sub- to anhedral crystals up to 1 cm in size. Kspar is generally not altered to sericite the way that plagioclase is. Inclusions of quartz and plagioclase (rounded and subhedral respectively) up to about 0.5 mm diameter are locally present in the Kspar.

Quartz forms irregular aggregates up to about 1 cm in diameter, composed of interlocking, rounded anhedral crystals of nearly that size. The quartz is slightly to moderately strained, as indicated by undulose extinction and sub-grain development, and is locally moderately fractured.

Accessory mica is mainly biotite with pale to medium brown pleochroism, forming ragged subhedral flakes up to about 3.5 mm in diameter. There is minor chlorite locally interleaved with the biotite. Minor muscovite forms subhedral to ragged flakes up to 2.5 mm in size, or locally appears to be controlled along narrow discontinuous fractures in the Kspar.

Magnetite forms subhedral crystals up to about 3.5 mm in diameter that are commonly partly altered to bluish-grey maghemite along microfractures, and are surrounded by coronas or rims of an orangey-red mineral as flakes mostly <0.1 mm in diameter with suggestions of conchoidal fracture (could be gummite?, or may only be limonite). Subhedral flakes of muscovite or rarely chloritized biotite, with ragged outlines up to 0.5 mm in diameter, are also commonly associated with the margins of magnetite crystals. Other aggregates of red-brown to semi-opaque material may be partly gummite (?), or limonite after former magnetite, or after sulfides (traces of possible pyrite remain, <30 microns in size, suggesting former crystals up to 0.25 mm in size, now mainly pseudomorphed by limonite. Alternately, some of the limonite may be after biotite and chlorite.

In summary, this pegmatitic, two-mica (biotite-muscovite) granite with accessory, oxidized magnetite (trace sulfides) does not appear to have any recognizable uranium phases, unless some of the orange-brown material associated with magnetite is actually gummite instead of limonite.

SX-TR04-01: SLIGHLTY FOLIATED MEDIUM0-COARSE GRAINED BIOTITE GRANITE, ACCESSORY ?MONAZITE, APATITE, ?ZIRCON, TRACE ?URANINITE, CARBONATE

Hand specimen is pinkish, coarse-grained (but not obviously pegmatitic), somewhat foliated biotite granite. The rock is not magnetic, and shows only trace reaction to cold dilute HCl, but there is extensive yellow stain for K-feldspar in the etched offcut. Modal mineralogy in polished thin section is approximately:

K-feldspar	45%
Quartz	25%
Plagioclase (oligoclase?)	20%
Biotite (slightly chloritized)	7%
Clay/sericite	1-2%
Monazite (?)	<1%
Apatite	<1%
Zircon	<1%
Uraninite (?), pitchblende (?), limonite	traces
Carbonate (calcite?), sulfides (pyrite?)	traces

This granitic sample consists of interlocking crystals of Kspar, quartz and lesser plagioclase (in contrast to the previous, pegmatitic samples, which generally contain more plagioclase than Kspar or quartz), with minor biotite locally associated with accessory monazite (?), apatite, and possible zircon.

K-feldspar (microcline) forms subhedral to anhedral crystals up to about 4 mm in diameter, but locally in aggregates that may be up to 1.5 cm across (these are visible as yellow-stained areas in the etched offcut, and suggest either a former pegmatitic rock that has been partly recrystallized to finer sub-domains, or possibly porphyroblastic growth. Small, rounded inclusions mostly <0.5 mm in diameter of quartz and lesser plagioclase are common within the Kspar.

Quartz forms subhedral to anhedral crystals up to 2.5 mm in diameter, but locally in aggregates up to almost 0.5 cm across. The crystals are slightly strained (show undulose extinction and sub-grain development) and are somewhat fractured.

Plagioclase forms mainly subhedral crystals up to about 2.5 mm in diameter, generally partly clouded by very fine-grained clay/sericite alteration as subhedral flakes mostly <25 microns in diameter that are either randomly distributed/disseminated, or along microfractures (this alteration is not present in the Kspar). The composition, based on relief close to that of quartz, and extinction on 010 up to10 degrees, is likely calcic oligoclase (about An25-30) except at the rims, where narrow margins of albite mostly <0.15 mm thick separate the plagioclase from adjacent Kspar. Local larger flakes of sericite/muscovite, as ragged subhedra up to 0.25 mm, are included within plagioclase.

Biotite forms mainly euhedral, very dark brown (almost black) flakes up to about 2 mm in diameter that locally serve to define a weak foliation by their preferential alignment and concentration along foliae. The biotite is associated with crystals of apatite (mostly euhedral, up to 0.25 mm long) and what may be monazite (or locally monazite and zircon) as euhedral crystals up to 0.5 mm in diameter or 0.3 mm long, respectively. Both are locally surrounded by darkened, pleochroic haloes in the biotite, indicating the presence of minor amounts of radioactivity; the more equidimensional ?monazite crystals locally have complex cores consisting of smaller crystals, possibly of zircon (?). Rare opaque crystals with rounded subhedral outlines up to 0.1 mm in size may be uraninite (?), rimmed with pitchblende (?). It is possible that these minerals are the source of the anomalous uranium in the sample. Traces of carbonate (minute subhedra mostly <25 microns in diameter) are associated with the biotite and accessory minerals, and traces of limonite (and possibly rutile) plus rare sulfides (<20 microns in size) are included in biotite..

In summary, this is a medium- to coarse-grained biotite granite composed of microcline, quartz and oligoclase (with albite rims; trace alteration to clay-sericite), biotite and accessory monazite (?), apatite, and possibly zircon (?), plus traces of what may be uraninite (?), pitchblende (?) and carbonate.


qz
Kf
pl
ms
ms
pl

DM-TR-01: Pegmatitic granitic rock (quartz monzodiorite) composed of microcline (Kf), plagioclase (pl) slightly clouded by clay-sericite alteration, quartz (qz), muscovite (ms) and opaques (magnetite) plus associated trace possible oxidized U mineral (gummite?, gm?). Transmitted light, crossed polars (above), uncrossed (below), field of view 2.5 mm wide.


mt
il
il
il
ur?
mt
il
il
hm?
il
il

DM-TR-01: Euhedral cubic crystal of possible uraninite (ur?), possibly partly altered to pitchblende to explain the lower reflectivity, associated with magnetite (mt) and ilmenite (il), the latter partly altered along microfractures and cleavages to a darker bluish phase, and including hematite (hm). Reflected light, uncrossed polars, field of view 2.0 mm wide.


mt
il
hm
(void)
?gm
?gm

DM-TR-01: Possible aggregates of gummite? (gm?), partly plucked out during section preparation, pseudomorphing former euhedral ?uraninite crystals in magnetite (mt), ilmenite (il), minor specular hematite (hm) aggregates. Reflected light, uncrossed polars, field of view 2.0 mm wide; identities of possible U-bearing phases need SEM confirmation.


Kf
p'b?
ms/bi
ms
?ur
il
mt

DM-TR-02: -Possible euhedral crystal of uraninite (?) rimmed by pitchblende (?) and traces of minute sulfides (pyrite?), associated with narrow fracture filled with muscovite (ms), and with magnetite (mt) and ilmenite (il) rimmed by limonite stained micas (ms/bi), in matrix of microcline (Kf). Reflected light, uncrossed polars, field of view 2.0 mm wide.


Kf
ms
pl
qz
pl

SX-TR01-01: Pegmatitic granite composed of quartz (qz), slightly sericitized plagioclase (pl), microcline (Kf) and accessory muscovite (ms) and limonite (opaque, possibly after magnetite and trace sulfides, or limonite and ?gummite after former uranium minerals?). Transmitted light, crossed polars, field of view 2.5 mm wide.


ap
qz
ap
bi
mz/zr?
bi
ap
ap
pl
Kf
ap
mz/zr?

DM-TR04-01: Quartz (qz), Kspar (Kf) and slightly sericitized plagioclase (pl) hosting biotite (bi), associated with minor possible monazite (mz?, that has cores of possible zircon?), apatite (ap) and traces of possible uraninite (ur?). Note dark pleochroic haloes in the biotite near the possibly radioactive minerals monazite and zircon. Transmitted plane light, field of view 2.5 mm wide.

APPENDIX 3.

Preliminary Interpretation, Radiometric and Magnetic Surveys,
Doran Uranium Property,
Baie Johan Beetz Area
Costebelle Township, Quebec

by

David G. Mark, P. Geo.
Senior Geophysicist

Geotronics Surveys Limited. October 13, 2005

ENTOURAGE MINING LTD
614 – 475 Howe Street
Vancouver, BC
V6C 2B3

Attention: Board of Directors

Dear Sirs:

Re: **Preliminary Interpretation**
Radiometric and Magnetic Surveys

DORAN URANIUM PROPERTY
Baie Johan Beetz Area, Costebelle Township, Quebec

Radiometric and magnetic surveys were completed during September over two grids within the above-named property. The purpose of the work was to determine the response to the known uranium mineralized zones and then to determine the extent of these zones as well as to locate previously unknown zones. An additional purpose of the magnetic survey was to aid in the geological mapping of the property, most particularly within and around the uranium mineralization. The Main Grid consisted of 24,800 meters of surveying and the North Grid, 5,075 meters for a total of 29,875 meters. The data has been compiled and the following is a preliminary interpretation of the results.

The radiometric survey consisted of taking total count readings at a one-meter height, every 12.5 meters on lines 50 meters apart. On both grids the lines run east-west. The data was input into a computer which was then used to produce contoured plan maps, one for each grid. The magnetic survey was carried out by taking readings at the same stations as the radiometric survey. The readings were taken with the detector on a staff at about 1.5 meters above the ground. They were also diurnally corrected by the use of a base station. The magnetic data was subsequently dumped into a computer, plotted on a plan map, one for each grid, and then contoured.

The results are discussed as follows:

MAIN GRID

For this grid, the writer had, for correlation purposes, a geological map that was compiled by J. Pelletier, geologist, from mapping carried out in September while the current geophysical work was being carried out. The map shows pegmatite dykes and outcrops as well as granitic orthogneiss.

The Main Zone, which is centered at (1600N, 450E) is reflected by a very strong radiometric anomaly reaching a high of 2,300 counts per second (cps). This anomaly is 75 meters wide and shows considerable extensions in both 150°E and 330°E directions.

In the 330°E direction, the radiometric anomaly extends along uranium mineralized dyke to at least (2050N, 175E) and probably (2300N, 50E) which results in a probable strike length of 800 meters of likely uranium mineralization. It may also continue off of the survey area and thus the strike length could be longer.

In the 180°E direction at a distance of about 350 meters, there is the South Extension Zone centered at (1300N, 575E). The radiometric anomaly extends from the Main Zone to the South Extension Zone and thus shows continuity of mineralization between the two zones. The South Extension Zone may extend to the south across three lines of radiometric background response to (1000N, 525E) where there is a radiometric anomaly at the southern survey edge. The background response may simply be caused by overburden (As little as 0.3 meters, or one foot, of overburden is enough to mask gamma rays from radioactive sources.). Nevertheless, the radiometric anomaly shows continuity for a total strike distance of 1,200 meters, that is, from the southern edge of the South Extension Zone to the probable northern extremity of the mineralized dyke.

About 250 meters to the southwest of the Main Zone radiometric anomaly, occurs a sub-parallel radiometric anomaly that reaches a high of 1,150 cps. It strikes from (1000N, 525E), which is the possible southern extension of the South Extension Zone, in a 330°E

direction to (1900N, 0E) for a minimum strike length of 1,030 meters. This anomaly occurs along some outcrops of pegmatite dykes.

Within the southwest corner of the survey area occurs a third radiometric anomaly that is probably sub-parallel to the other two. It is a very strong anomaly that is quite consistent and has a minimum strike length of 230 meters being open in both directions. Little had been mapped or is known in this area.

The magnetic survey shows several anomalies that strike in a 330°E direction, that is, parallel with the radiometric anomalies. The magnetic anomalies do not correlate directly with the radiometric anomalies but occur on their edge or between them. Possibly they are reflecting intrusive dykes.

NORTH GRID

The radiometric survey shows highly anomalous responses along the southern, eastern and northern parts of the survey area indicating uranium mineralization. These anomalies are open in all three of these directions.

Within the center of the survey area is a radiometric low suggesting deeper overburden that may be masking the radiometric response. However, this low correlates with a magnetic high which therefore indicates that the low may simply be caused by a lack of uranium mineralization rather than a masking of the radioactivity by overburden.

Sincerely yours,
GEOTRONICS SURVEYS LTD.

David G. Mark, P. Geo.
Senior Geophysicist


DORAN URANIUM DEPOSIT
MAGNETIC SURVEY
CONTOUR PLAN
MAGNETIC FIELD
L-1000N
L-1100N
L-1200N
L-1300N
L-1400N
L-1500N
L-1600N
L-1700N
L-1800N
L-1900N
L-2000N
L-2100N
L-2200N
L-2300N
L-2400N
L-2500N


DORAN URANIUM DEPOSIT
MAGNETIC SURVEY
CONTOUR PLAN
MAGNETIC FIELD



L-2500N
L-2400N
L-2300N
L-2200N
L-2100N
L-2000N
L-1900N
L-1800N
L-1700N
L-1600N
L-1500N
L-1400N
L-1300N
L-1200N
L-1100N
L-1000N
0
100E
200E
300E
400E
500E
600E
700E
800E
Survey Date:
Instrumentation:
Data Base:
Contour Interval:
DORAN URANIUM DEPOSIT
RADIOMETRIC SURVEY
CONTOUR PLAN


8100E
8200E
8300E
8400E
8500E
8600E
L-8000N
L-7900N
L-7800N
L-7700N
L-7600N
50 0 50 100 150 200
(metres)


Declination 22 deg W
MAGNETIC FIELD
(nanoTeslas)

Survey Date:
September 2005

Instrumentation:
Gem Systems, Model GSM-19
Proton Precession Magnetometer

Data Base:
57,000 nT
(ie, 56,512 reads as 1,512 nT

Contour Interval:
50 nT

Survey and Data Reduction by:

GEOTRONICS SURVEYS LTD.
SURREY BC.

GEOTRONICS SURVEYS LTD.

ENTOURAGE MINING LTD

DORAN URANIUM DEPOSIT

NORTH GRID
BAIE JOHAN BEETZ AREA, COSTEBELLE TOWNSHIP, QUEBEC

MAGNETIC SURVEY

CONTOUR PLAN

Drawn by:	Job No.	NTS	Date	Fig No.
MCL	05-11	12L/8	Sept. 05	GP-4a


8100E
8200E
8300E
8400E
8500E
8600E
L-8000N
L-7900N
L-7800N
L-7700N
L-7600N
N
Declination 22 deg W
Survey Date:
September 2005
Instrumentation:
GRS 500
Differential Spectrometer
Data Base:
0 counts per second
Contour Interval:
log base 1 count per second
50 0 50 100 150 200
(metres)
Geotronics
Survey and Data Reduction by:
GEOTRONICS SURVEYS LTD.
SURREY BC.
GEOTRONICS SURVEYS LTD.
ENTOURAGE MINING LTD
DORAN URANIUM DEPOSIT
NORTH GRID
BAIE JOHAN BEETZ AREA, COSTEBELLE TOWNSHIP, QUEBEC
RADIOMETRIC SURVEY
CONTOUR PLAN
Drawn by: MCL
Job No. 05-11
NTS 12L/8
Date Sept. 05
Fig No. GP-3a

APPENDIX 4.

Certificate of Analysis - File #A506783

Acme Analytical Laboratories
Ltd.

ACME ANALYTICAL LABORATORIES LTD. 852 E. HASTINGS ST. VANCOUVER BC V6A 1R6 PHONE(604)253-3158 FAX(604)253-1716
(ISO 9001 Accredited Co.)

GEOCHEMICAL ANALYSIS CERTIFICATE

Entourage Mining Inc. File # A506783 Page 1
614 - 475 Howe St., Vancouver BC V6C 2B3 Submitted by: Greg Kennedy

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample kg
MZ TR 1-01	.9	12.9	22.6	45	<.1	4.1	2.3	242	1.01	1.3	65.1	1.6	72.6	5	.1	.1	.2	5	.07	.016	51	4.1	.16	27	.068	3	.48	.038	.35	1.2	<.01	1.2	.4	<.05	3	<.5	3.64
MZ TR 1-02	.4	13.8	25.5	37	<.1	4.0	2.7	231	1.05	.9	57.2	1.3	101.3	4	<.1	.1	.2	5	.04	.011	40	6.1	.17	29	.073	6	.49	.033	.35	1.2	<.01	1.3	.4	<.05	4	<.5	2.71
MZ TR 2-01	.3	6.4	6.7	15	<.1	2.3	2.2	85	.45	.9	26.1	1.0	43.3	3	<.1	<.1	.1	2	.02	.004	9	3.8	.07	17	.029	2	.25	.025	.19	.7	<.01	.6	.2	<.05	2	<.5	1.43
MZ TR 2-02	.9	3.8	18.3	69	<.1	2.1	5.2	510	2.01	.5	35.8	.8	48.6	4	<.1	<.1	.1	10	.03	.004	20	4.7	.33	42	.183	2	.86	.034	.73	.2	<.01	2.7	.9	<.05	7	<.5	1.31
MZ TR 2-03	.4	4.3	11.6	29	<.1	1.9	3.0	206	.94	.5	32.4	1.2	52.9	5	.1	.1	.1	4	.07	.015	37	5.3	.15	26	.071	4	.46	.039	.36	.4	<.01	1.0	.4	<.05	3	<.5	1.46
MZ TR 3-01	.4	15.4	6.5	26	<.1	4.1	2.1	180	.85	.7	26.2	.8	51.6	4	<.1	<.1	.1	4	.04	.007	20	4.7	.14	20	.062	1	.43	.039	.31	1.8	<.01	1.0	.4	<.05	3	<.5	2.00
MZ TR 3-02	.3	1.9	26.6	49	<.1	1.9	3.4	369	1.62	.6	93.5	1.3	97.1	8	<.1	.1	<.1	13	.15	.031	74	5.6	.29	36	.140	3	.73	.038	.57	.3	<.01	1.8	.6	<.05	5	<.5	2.67
MZ TR 3-03	.3	3.6	8.9	58	<.1	2.2	4.1	434	1.94	.6	9.7	.9	24.9	6	<.1	<.1	<.1	20	.15	.039	47	6.2	.35	41	.165	3	.87	.055	.69	.3	<.01	2.3	.8	<.05	5	<.5	1.89
MZ TR 3-04	.3	2.0	9.7	41	<.1	1.6	3.0	294	1.33	<.5	21.6	<.5	24.7	5	<.1	<.1	.1	10	.10	.024	32	5.9	.24	31	.110	7	.63	.045	.49	.2	<.01	1.3	.5	<.05	4	<.5	2.45
MZ TR 3-05	.3	3.7	20.9	20	<.1	1.5	1.5	157	.73	.5	64.1	1.0	59.9	4	<.1	.1	.1	3	.05	.012	37	5.5	.12	24	.051	3	.39	.031	.30	.4	<.01	.9	.3	<.05	2	<.5	2.39
MZ TR 4-01	.4	1.1	164.7	41	<.1	1.3	3.0	322	1.41	<.5	719.6	2.5	304.2	10	.1	.3	.1	8	.25	.076	155	5.2	.24	39	.112	6	.69	.041	.52	.3	<.01	1.9	.6	<.05	4	.7	2.07
MZ TR 4-03	.5	1.3	29.6	37	<.1	.8	1.9	237	.99	<.5	72.3	<.5	48.1	5	<.1	<.1	.1	4	.08	.006	32	4.9	.18	27	.076	7	.50	.047	.35	.2	<.01	1.3	.4	<.05	4	<.5	1.38
MZ TR 4-04	.4	2.7	48.8	41	<.1	1.3	2.6	283	1.27	<.5	180.8	.6	88.2	5	<.1	.1	.1	6	.07	.006	42	5.1	.22	31	.104	10	.57	.042	.45	.2	<.01	1.6	.5	<.05	4	<.5	2.65
MZ TR 4-05	.7	2.8	17.0	20	<.1	1.1	1.5	148	.71	<.5	57.6	<.5	56.8	4	<.1	<.1	.1	3	.05	.003	34	6.6	.13	24	.052	1	.37	.029	.28	.2	<.01	.8	.3	<.05	2	<.5	3.29
MZ TR 5-01	.2	1.1	3.8	13	<.1	.8	.7	74	.41	.6	26.9	1.2	34.2	4	<.1	.1	.1	2	.01	.002	5	5.3	.05	25	.023	3	.24	.023	.22	.3	<.01	.4	.1	<.05	1	<.5	3.71
RE MZ TR 5-01	.3	.9	3.7	12	<.1	.6	.7	75	.41	.5	27.7	1.5	33.8	4	<.1	.1	.1	2	.01	.002	5	5.1	.05	27	.023	1	.24	.023	.22	.3	<.01	.6	.1	<.05	1	<.5	-
MZ TR 5-02	.3	1.8	13.9	14	<.1	.7	1.2	96	.51	<.5	36.6	<.5	44.7	4	<.1	<.1	.1	2	.03	.003	13	6.0	.09	25	.032	3	.28	.026	.22	.3	<.01	.6	.2	<.05	2	<.5	2.54
MZ TR 5-03	.3	2.7	28.6	25	<.1	1.3	2.6	195	.97	<.5	61.2	.5	86.1	5	<.1	<.1	.1	5	.04	.006	54	4.8	.17	30	.069	2	.46	.025	.35	.2	<.01	1.2	.4	<.05	3	<.5	2.44
MZ TR 5-04	.3	1.8	28.4	20	<.1	1.2	1.8	157	.77	<.5	93.2	.9	65.7	4	<.1	.1	.1	4	.03	.005	40	6.8	.13	25	.051	4	.39	.032	.29	.2	<.01	.9	.3	<.05	3	<.5	2.48
MZ TR 6-01	1.0	3.2	13.7	43	<.1	1.6	3.8	296	1.39	<.5	52.2	1.0	46.2	4	<.1	<.1	.1	7	.03	.004	26	7.4	.23	34	.117	3	.61	.042	.51	.1	<.01	1.4	.5	<.05	4	<.5	3.39
MZ TR 6-02	.4	2.1	12.1	15	<.1	.9	1.5	106	.58	<.5	37.3	1.1	32.5	4	<.1	<.1	.1	1	.02	.003	14	6.0	.09	24	.035	1	.31	.025	.26	.1	.01	.7	.2	<.05	2	<.5	2.12
MZ TR 6-03	.4	2.2	102.9	46	<.1	1.4	3.7	359	1.61	<.5	383.4	1.5	193.0	11	<.1	<.1	.1	11	.16	.044	138	7.1	.28	40	.134	4	.73	.052	.59	.2	<.01	2.0	.6	<.05	5	<.5	3.27
MZ TR 7-01	.3	1.6	14.2	47	<.1	1.3	3.5	366	1.58	<.5	39.2	.7	54.3	6	<.1	.1	.1	13	.09	.026	52	8.8	.26	43	.122	2	.72	.047	.59	.1	<.01	2.4	.6	<.05	5	<.5	3.72
MZ TR 7-02	.6	5.9	4.0	41	<.1	1.9	4.0	445	1.66	<.5	3.9	.9	24.4	6	<.1	<.1	<.1	22	.16	.036	47	7.7	.33	54	.132	2	.71	.040	.54	.2	<.01	7.2	.5	<.05	5	<.5	5.33
MZ TR 7-03	.9	7.5	3.7	52	<.1	2.1	5.1	468	1.99	<.5	2.3	<.5	21.0	6	<.1	<.1	<.1	29	.16	.040	57	10.9	.38	61	.186	1	.88	.048	.72	.1	<.01	4.8	.7	<.05	5	<.5	3.37
MZ TR 8-01	.3	2.6	14.6	26	<.1	1.0	2.3	196	.90	<.5	42.1	.6	55.0	4	<.1	.6	.1	4	.03	.004	35	7.8	.16	26	.067	4	.44	.028	.31	.2	<.01	1.1	.3	<.05	3	<.5	2.96
MZ TR 8-02	.4	6.4	4.1	43	<.1	1.8	3.9	346	1.54	<.5	7.5	.5	19.0	7	.1	<.1	.1	20	.16	.033	44	6.9	.29	54	.136	2	.67	.049	.53	.2	<.01	3.3	.5	<.05	4	<.5	2.70
MZ TR 9-01	.4	7.4	4.1	15	<.1	2.2	3.3	114	.61	<.5	26.4	<.5	32.2	4	<.1	<.1	.1	3	.02	.003	14	6.0	.09	24	.042	4	.33	.038	.29	.5	<.01	.7	.2	<.05	2	<.5	2.47
MZ TR 9-02	.4	4.7	4.6	17	<.1	1.6	2.5	113	.59	<.5	33.3	<.5	35.3	4	<.1	.1	.2	3	.03	.005	18	6.3	.10	20	.045	1	.32	.035	.24	.4	<.01	.8	.2	<.05	2	<.5	1.44
MZ TR 9-03	.3	1.9	4.7	19	<.1	1.0	1.6	144	.70	<.5	39.9	2.9	46.8	5	<.1	<.1	.1	3	.04	.005	28	6.5	.12	23	.051	1	.37	.033	.28	.2	<.01	.9	.3	<.05	2	<.5	2.70
MZ TR 9-04	1.3	1.5	13.5	17	<.1	.8	1.3	142	.65	<.5	48.7	<.5	37.0	4	<.1	<.1	.2	3	.02	.003	15	6.3	.10	22	.048	1	.36	.037	.27	.1	.01	.9	.2	<.05	2	<.5	2.70
MZ TR 9-05	.3	2.1	4.5	20	<.1	1.0	1.6	136	.65	<.5	27.9	<.5	28.4	4	<.1	<.1	.5	3	.02	.003	14	7.4	.10	22	.046	<1	.35	.040	.26	.2	<.01	.8	.2	<.05	2	<.5	2.17
MZ TR 9-06	.6	2.2	28.9	28	<.1	1.0	2.3	188	.94	<.5	67.4	.7	90.2	5	<.1	.1	.1	5	.03	.007	25	8.1	.16	30	.071	1	.50	.040	.37	.2	<.01	1.2	.4	<.05	3	<.5	3.06
MZ TR 9-07	.3	2.7	17.4	23	<.1	1.3	2.0	149	.74	<.5	57.3	.5	68.1	4	<.1	.1	.1	3	.03	.006	35	7.6	.12	26	.050	1	.39	.039	.31	.2	<.01	1.0	.3	<.05	3	<.5	4.51
STANDARD DS6	11.4	122.0	28.7	141	.3	24.5	10.6	701	2.80	21.2	6.6	45.0	2.9	40	6.1	3.1	5.0	56	.85	.078	14	185.4	.57	163	.082	17	1.90	.074	.15	3.3	.23	3.3	1.7	<.05	6	4.2	-

GROUP 1DX - 0.50 GM SAMPLE LEACHED WITH 3 ML 2-2-2 HCL-HNO3-H2O AT 95 DEG. C FOR ONE HOUR, DILUTED TO 10 ML, ANALYSED BY ICP-MS.
(>) CONCENTRATION EXCEEDS UPPER LIMITS. SOME MINERALS MAY BE PARTIALLY ATTACKED. REFRACTORY AND GRAPHITIC SAMPLES CAN LIMIT AU SOLUBILITY.
- SAMPLE TYPE: ROCK R150 Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data ✓ FA ____ DATE RECEIVED: OCT 12 2005 DATE REPORT MAILED: Nov. 15 / 2005

BRITISH COLUMBIA CERTIFIED ASSAYER
Jacky Wang

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm
G-1	.2	4.9	2.8	44	<.1	3.8	4.3	502	1.67	<.5	2.4	<.5	5.1	43	<.1	<.1	.1	34	.37	.076	7
MZ TR 10-01	.6	7.9	5.7	52	<.1	2.1	4.7	440	1.90	<.5	3.1	1.5	26.1	8	<.1	.1	<.1	24	.16	.038	52
MZ TR 10-02	.5	2.8	14.0	38	<.1	1.8	2.9	265	1.29	<.5	54.2	1.9	71.1	7	<.1	<.1	.1	8	.09	.024	61
MZ TR 10-03	.4	2.9	4.2	22	<.1	1.2	2.0	150	.82	<.5	19.9	<.5	26.5	4	<.1	<.1	.1	4	.02	.004	10
MZ TR 10-04	.7	2.6	29.1	34	<.1	1.6	2.5	221	1.16	<.5	108.7	2.3	90.2	6	<.1	.2	.1	5	.03	.006	38
MZ TR 10-05	1.0	1.9	75.2	23	<.1	1.3	1.8	170	.86	<.5	296.4	1.2	202.6	6	<.1	.1	.1	4	.06	.015	79
MZ TR 10-06	.9	4.3	33.0	39	<.1	1.6	3.1	218	1.21	<.5	96.2	1.2	102.2	5	<.1	<.1	.1	7	.04	.008	29
MZ TR 11-01	.9	3.4	17.2	31	<.1	1.2	2.5	190	.93	<.5	46.5	.9	70.3	7	.1	<.1	.1	4	.07	.021	48
MZ TR 11-02	.3	1.7	12.4	24	<.1	1.0	1.8	159	.79	<.5	52.8	.8	50.3	5	<.1	.1	.1	4	.03	.004	30
MZ TR 12-01	.5	5.0	4.4	47	<.1	2.4	4.5	362	1.79	<.5	4.9	.8	24.4	8	<.1	<.1	<.1	20	.14	.035	47
MZ TR 12-02	1.7	3.8	14.2	74	<.1	2.9	6.4	525	2.50	<.5	31.9	1.4	139.9	17	<.1	<.1	<.1	18	.26	.064	149
MZ TR 13-01	.8	2.4	9.3	21	<.1	1.4	2.0	133	.86	<.5	22.3	.8	33.4	5	<.1	.1	.1	4	.03	.003	10
RE MZ TR 13-01	.8	2.4	10.3	22	<.1	1.4	1.9	133	.86	<.5	21.7	.7	33.1	5	<.1	<.1	<.1	4	.03	.003	10
MZ TR 13-02	.7	2.7	13.6	22	<.1	1.7	2.3	164	.90	<.5	37.6	1.1	50.3	6	<.1	<.1	.1	4	.05	.011	33
MZ TR 14-01	.4	3.4	61.1	22	<.1	1.6	2.4	151	.87	<.5	271.9	2.1	143.7	6	<.1	<.1	.1	4	.05	.013	62
MZ TR 15-01	.4	4.0	67.5	19	<.1	1.5	2.5	134	.76	<.5	307.2	2.3	143.1	6	.1	.1	.1	4	.06	.016	55
MZ TR 15-02	.4	1.6	38.0	23	<.1	1.0	1.8	165	.90	<.5	213.9	1.5	135.8	6	<.1	.1	.1	4	.07	.016	74
MZ TR 15-03	.5	1.7	13.4	18	<.1	1.0	1.7	137	.79	<.5	48.4	.9	58.9	5	<.1	<.1	.1	4	.03	.005	26
MZ TR 16-01	.4	7.8	50.7	24	<.1	3.9	4.6	157	.96	<.5	162.1	2.5	143.9	4	<.1	<.1	.1	5	.04	.013	32
MZ TR 16-02	.3	2.8	21.3	22	<.1	2.1	2.7	132	.82	<.5	69.6	.9	82.7	5	.1	<.1	.1	5	.04	.007	29
MZ TR 16-03	.4	6.9	16.1	27	<.1	2.6	4.6	203	1.20	<.5	54.5	1.0	75.1	5	<.1	<.1	.1	6	.05	.008	36
MZ TR 17-01	.6	10.8	65.3	29	<.1	5.0	6.4	150	.90	<.5	307.3	1.5	188.3	6	.1	.1	.1	5	.05	.011	54
MZX TR 18-01	80.6	7.7	170.4	37	<.1	2.7	5.1	304	1.51	<.5	948.4	3.1	402.8	9	<.1	<.1	.1	8	.19	.065	107
MZX TR 18-02	18.2	6.1	121.8	33	<.1	2.0	4.7	282	1.32	<.5	691.5	1.7	315.7	8	<.1	.1	.1	7	.14	.039	130
MZX TR 18-03	16.5	5.1	160.6	32	<.1	1.7	3.6	285	1.25	<.5	901.9	2.7	526.9	13	<.1	.1	.1	7	.24	.066	208
MZX TR 19-01	30.8	5.9	853.1	51	<.1	2.5	5.5	409	1.88	<.5	>2000	<.5	>2000	20	<.1	.1	.3	11	.44	.163	473
MZX TR 19-02	29.3	9.6	788.1	76	<.1	3.6	8.2	642	2.84	<.5	>2000	<.5	>2000	44	.1	.1	.4	19	.57	.176	882
MZX TR 19-03	34.7	5.6	66.1	36	<.1	2.1	4.1	262	1.45	<.5	282.7	1.2	198.8	6	<.1	.1	.1	8	.10	.033	83
MZX TR 20-01	5.0	5.8	83.2	44	<.1	2.0	4.8	330	1.70	<.5	422.1	2.1	264.1	8	<.1	<.1	.1	9	.15	.048	101
MZX TR 20-02	4.6	5.1	41.7	18	<.1	1.6	2.7	148	.82	<.5	207.5	1.2	151.0	8	.1	.1	.1	4	.07	.010	66
MZX TR 20-03	3.0	7.0	31.0	13	<.1	1.8	2.9	117	.66	<.5	130.7	1.3	85.6	6	<.1	.1	.1	2	.06	.010	36
MZX TR 21-01	9.3	13.6	20.5	42	<.1	4.0	6.9	321	1.66	<.5	64.1	1.3	60.3	5	<.1	.1	.1	8	.06	.010	15
MZX TR 21-02	2.9	5.5	19.9	11	<.1	1.7	1.9	89	.56	<.5	78.9	.6	62.1	6	<.1	.1	.1	2	.06	.003	24
MZX TR 22-01	5.9	7.6	59.8	45	<.1	2.7	5.1	314	1.67	<.5	278.6	1.6	171.1	7	.1	<.1	<.1	13	.12	.036	96
MZX TR 22-02	3.0	3.9	52.3	43	<.1	2.1	4.2	302	1.71	<.5	186.8	3.0	202.5	7	.1	<.1	<.1	10	.12	.044	95
STANDARD DS6	11.3	121.3	29.4	142	.3	24.5	10.6	702	2.80	20.8	6.6	42.1	2.9	40	6.0	2.9	4.9	55	.85	.078	13

SAMPLE#	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample kg
G-1	11.3	.56	188	.108	<1	.79	.026	.43	.1	.01	1.6	.3	<.05	4	<.5	-
MZ TR 10-01	8.6	.34	58	.186	2	.87	.063	.72	.1	.01	3.9	.7	<.05	5	<.5	3.71
MZ TR 10-02	8.4	.21	32	.102	3	.63	.054	.49	.1	<.01	1.3	.6	<.05	4	<.5	3.11
MZ TR 10-03	5.3	.13	27	.056	<1	.40	.029	.30	.2	<.01	.9	.3	<.05	3	<.5	1.12
MZ TR 10-04	7.1	.18	39	.084	<1	.56	.052	.43	.2	<.01	1.2	.4	<.05	4	<.5	1.48
MZ TR 10-05	7.1	.13	32	.055	3	.45	.044	.34	.3	.01	1.2	.3	<.05	3	.5	2.98
MZ TR 10-06	9.1	.19	36	.098	<1	.58	.046	.47	.3	<.01	1.5	.5	<.05	4	<.5	2.77
MZ TR 11-01	8.1	.15	31	.071	2	.47	.038	.37	.2	<.01	1.0	.4	<.05	3	<.5	2.77
MZ TR 11-02	6.4	.12	27	.058	<1	.43	.044	.32	.2	<.01	.9	.3	<.05	3	<.5	6.35
MZ TR 12-01	7.4	.31	53	.174	<1	.80	.060	.65	.1	<.01	3.3	.7	<.05	5	<.5	4.17
MZ TR 12-02	8.0	.45	54	.254	1	1.15	.069	.97	.2	<.01	3.2	.9	<.05	8	<.5	3.14
MZ TR 13-01	7.4	.12	28	.049	<1	.42	.034	.28	.2	<.01	.8	.2	<.05	3	<.5	3.32
RE MZ TR 13-01	8.0	.12	27	.049	<1	.41	.034	.28	.2	<.01	.8	.2	<.05	3	<.5	-
MZ TR 13-02	8.9	.13	33	.067	<1	.46	.042	.39	.3	<.01	1.0	.3	<.05	3	<.5	5.11
MZ TR 14-01	7.6	.14	32	.058	<1	.46	.044	.34	.2	<.01	1.1	.3	<.05	3	<.5	4.47
MZ TR 15-01	7.7	.13	30	.046	2	.42	.044	.30	.3	<.01	.9	.2	<.05	3	<.5	3.91
MZ TR 15-02	7.1	.15	28	.061	<1	.45	.038	.33	.2	<.01	1.1	.3	<.05	3	<.5	2.95
MZ TR 15-03	7.5	.13	28	.056	<1	.41	.036	.31	.2	<.01	.8	.3	<.05	3	<.5	3.28
MZ TR 16-01	6.1	.15	27	.062	1	.46	.035	.34	.6	<.01	1.1	.3	<.05	3	<.5	2.41
MZ TR 16-02	8.2	.13	28	.056	<1	.43	.040	.33	.2	<.01	.8	.3	<.05	3	<.5	3.78
MZ TR 16-03	12.1	.17	32	.087	2	.53	.041	.42	.4	<.01	1.5	.4	<.05	4	<.5	3.64
MZ TR 17-01	8.6	.14	28	.059	2	.46	.044	.34	.7	.01	1.1	.3	<.05	3	<.5	5.79
MZX TR 18-01	6.8	.24	40	.125	6	.74	.062	.57	.7	<.01	2.0	.6	<.05	6	<.5	3.14
MZX TR 18-02	7.3	.22	41	.104	3	.67	.056	.47	.6	<.01	1.7	.5	<.05	5	.7	3.20
MZX TR 18-03	6.3	.20	38	.096	9	.66	.068	.44	.8	<.01	1.9	.5	<.05	5	.5	2.59
MZX TR 19-01	5.7	.32	55	.145	12	.92	.057	.63	.8	<.01	3.4	.7	<.05	6	1.6	3.86
MZX TR 19-02	3.6	.44	69	.230	11	1.30	.044	.89	.9	<.01	5.9	1.1	<.05	10	2.3	2.91
MZX TR 19-03	6.0	.22	39	.103	2	.64	.039	.46	.6	.01	1.8	.5	<.05	5	.6	5.05
MZX TR 20-01	6.5	.27	40	.142	1	.79	.050	.62	.5	<.01	2.3	.7	<.05	5	<.5	6.89
MZX TR 20-02	7.6	.11	31	.052	3	.46	.059	.33	.5	<.01	1.1	.3	<.05	3	<.5	6.00
MZX TR 20-03	4.6	.09	23	.033	1	.38	.052	.23	.7	<.01	.7	.2	<.05	3	<.5	6.90
MZX TR 21-01	8.7	.25	35	.133	<1	.72	.052	.50	.9	<.01	1.8	.5	<.05	6	<.5	5.22
MZX TR 21-02	4.7	.08	26	.025	1	.35	.057	.24	.5	<.01	.7	.2	<.05	2	<.5	6.00
MZX TR 22-01	7.9	.26	38	.139	<1	.76	.048	.56	.4	<.01	2.2	.6	<.05	5	<.5	5.03
MZX TR 22-02	6.8	.27	38	.138	1	.76	.041	.60	.3	<.01	2.2	.6	<.05	5	<.5	4.72
STANDARD DS6	181.8	.57	164	.081	15	1.90	.073	.15	3.2	.22	3.4	1.7	<.05	6	4.2	-

Sample type: ROCK R150. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data FA ___

ACME ANALYTICAL

Entourage Mining Inc. FILE # A506783

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample kg
G-1	.1	2.8	3.3	47	<.1	4.7	4.3	561	1.98	.5	2.0	.5	5.1	62	<.1	<.1	.1	37	.50	.073	9	13.3	.60	208	.128	2	.99	.064	.48	.1	<.01	1.9	.4	<.05	5	<.5	-
MZX TR 23-01	2.1	4.2	26.4	30	<.1	1.5	2.4	210	1.10	<.5	85.9	.9	82.9	7	.1	.1	<.1	8	.10	.021	50	5.9	.17	34	.086	5	.56	.056	.42	.2	<.01	1.3	.4	<.05	4	<.5	9.05
MZX TR 24-01	1.9	5.0	19.8	35	<.1	1.4	3.1	238	1.18	<.5	74.4	.9	90.1	6	<.1	.1	<.1	6	.10	.024	64	6.0	.19	31	.099	2	.56	.036	.44	.3	<.01	1.5	.5	<.05	4	<.5	7.19
MZ-R1	.2	.7	3.1	20	<.1	.7	1.4	130	.78	.5	9.8	.9	19.1	3	<.1	<.1	<.1	4	.02	.002	3	3.3	.12	22	.062	2	.37	.026	.30	.1	<.01	.9	.3	<.05	3	<.5	2.21
MZ-R2	6.2	1.1	3.7	44	<.1	1.5	3.3	322	1.72	<.5	5.3	.7	19.1	4	<.1	<.1	<.1	10	.08	.026	23	5.4	.30	37	.142	2	.75	.038	.59	.1	<.01	1.7	.6	<.05	5	<.5	2.16
MZ-R3	18.5	1.1	3.1	35	<.1	1.5	2.4	238	1.32	<.5	5.7	.8	18.7	4	<.1	<.1	<.1	11	.07	.020	14	4.9	.22	34	.114	2	.58	.031	.48	.1	<.01	1.5	.5	<.05	4	<.5	1.99
MZ-R4	7.1	.7	4.3	34	<.1	1.1	1.5	143	.84	<.5	10.6	.6	30.0	4	.1	<.1	.1	7	.04	.009	5	4.0	.12	25	.064	3	.37	.021	.36	.1	<.01	1.1	.3	<.05	3	<.5	1.71
MZ-R5	1.3	5.3	9.9	51	<.1	2.5	6.2	428	2.17	.5	1.8	<.5	12.2	13	<.1	<.1	.1	30	.41	.064	28	6.1	.46	39	.155	3	.90	.052	.59	.3	<.01	3.2	.4	<.05	6	<.5	1.24
MZ-R6	.3	1.4	4.6	44	<.1	1.8	3.4	295	1.45	<.5	15.3	<.5	31.4	4	<.1	<.1	.1	14	.10	.029	27	5.4	.27	37	.122	2	.60	.029	.48	.1	<.01	2.1	.5	<.05	4	<.5	2.06
MZ-R7	.2	.7	19.2	15	<.1	.9	1.2	84	1.68	<.5	55.3	2.1	138.4	4	.1	<.1	.1	7	.13	.050	11	5.3	.06	16	.006	3	.24	.025	.11	.2	<.01	.4	<.1	<.05	4	<.5	1.89
RE MZ-R7	.2	.7	20.6	15	<.1	.6	1.2	81	1.63	<.5	54.9	1.5	147.7	4	.1	.1	.1	7	.12	.049	10	5.5	.06	15	.006	5	.23	.025	.10	.2	<.01	.4	<.1	<.05	4	<.5	-
NR TR01-01	1.6	2.7	27.0	34	<.1	1.5	1.9	260	1.22	<.5	92.6	2.0	112.0	11	.1	<.1	.1	5	.12	.014	60	3.5	.15	17	.093	3	.51	.037	.38	.3	<.01	3.1	.4	<.05	4	<.5	2.04
NR TR01-02	4.8	4.1	34.4	20	<.1	1.0	.9	157	.90	<.5	130.8	1.3	133.1	8	.1	<.1	.1	2	.09	.008	59	5.1	.10	8	.040	4	.33	.032	.21	.5	<.01	1.7	.2	<.05	3	.5	1.91
NR TR01-03	2.5	4.3	20.7	19	<.1	1.5	1.0	153	.68	<.5	40.4	.9	73.2	7	<.1	<.1	<.1	1	.10	.006	34	4.1	.10	8	.046	2	.33	.032	.24	.8	<.01	2.0	.2	<.05	2	<.5	1.66
NR TR01-04	2.5	8.4	43.9	19	<.1	1.6	.9	142	.79	<.5	142.9	2.4	125.3	6	.1	<.1	<.1	1	.08	.007	54	3.6	.09	8	.040	4	.32	.028	.20	1.2	<.01	1.8	.2	<.05	3	<.5	1.15
NR TR01-05	2.4	8.9	18.9	14	<.1	2.3	.9	107	.82	<.5	76.9	.5	62.7	5	<.1	<.1	<.1	1	.06	.004	30	2.2	.09	8	.031	1	.29	.027	.16	1.1	<.01	1.2	.1	<.05	2	<.5	1.18
NR TR01-06	3.0	18.1	10.9	14	<.1	4.5	1.4	112	.69	<.5	55.9	1.4	38.3	5	<.1	<.1	<.1	1	.04	.004	20	3.3	.08	10	.041	1	.28	.021	.19	2.2	<.01	1.3	.1	<.05	2	<.5	.83
NR TR01-07	3.8	8.1	21.3	15	<.1	1.9	1.1	133	1.00	<.5	103.0	1.6	102.3	7	.1	<.1	.1	3	.08	.010	53	3.5	.09	8	.037	3	.29	.024	.16	1.2	<.01	1.6	.1	<.05	3	<.5	.95
NRD R-01	.2	9.0	49.1	11	<.1	2.0	.7	94	.69	<.5	170.8	1.5	60.4	6	.1	<.1	.1	5	.10	.003	19	4.9	.06	18	.006	4	.24	.030	.12	1.0	<.01	.6	<.1	<.05	2	<.5	2.25
NRD R-02	.2	3.7	13.2	4	<.1	1.0	.3	64	.49	<.5	48.8	.6	15.1	5	<.1	<.1	.1	3	.10	.002	5	3.4	.05	16	.002	2	.19	.027	.13	.5	<.01	.5	<.1	<.05	2	<.5	1.24
NRD R-03	.2	1.9	53.8	11	.1	.7	.8	113	1.03	<.5	120.6	1.6	99.9	6	.1	.1	.1	9	.12	.011	54	4.0	.11	31	.009	8	.30	.033	.14	.3	<.01	1.1	.1	<.05	3	<.5	1.41
NRD R-04	2.6	4.5	80.2	6	<.1	1.1	.4	80	.76	<.5	646.4	2.2	132.5	9	.1	.1	.1	6	.11	.011	43	5.1	.04	29	.006	3	.19	.033	.11	.8	<.01	.7	<.1	<.05	2	<.5	1.56
NRD R-05	1.2	7.7	10.2	4	<.1	2.1	.6	50	.50	<.5	82.2	.5	40.0	6	.1	<.1	<.1	3	.06	.002	21	4.1	.04	14	.003	4	.15	.023	.12	1.3	<.01	.4	<.1	<.05	1	<.5	1.77
NRD R-06	1.9	3.0	66.4	32	<.1	1.3	1.7	218	1.82	<.5	401.8	1.3	170.7	14	<.1	<.1	.1	17	.17	.022	90	5.3	.11	22	.059	6	.38	.048	.21	.5	<.01	2.1	.2	<.05	4	<.5	2.27
NR R-01	9.9	4.2	41.8	18	<.1	1.2	1.0	158	1.05	<.5	143.2	1.1	193.7	8	<.1	<.1	.9	2	.12	.016	75	3.6	.11	9	.022	4	.31	.026	.13	.5	<.01	1.6	.1	<.05	3	<.5	1.38
NR R-02	30.9	3.6	72.2	23	<.1	1.4	1.1	177	1.07	<.5	301.9	1.6	209.7	8	<.1	<.1	.1	2	.11	.014	68	3.6	.13	12	.029	6	.36	.031	.16	.5	<.01	1.7	.1	<.05	3	.5	1.81
NR R-03	19.0	10.6	194.3	40	<.1	2.9	2.0	301	1.91	<.5	747.7	<.5	877.3	28	.1	.1	.1	5	.21	.028	238	6.3	.19	19	.045	16	.53	.041	.24	1.1	<.01	3.4	.2	<.05	5	1.0	1.45
NR R-04	21.3	7.4	25.2	37	<.1	2.0	2.1	306	1.23	<.5	106.5	.8	108.9	6	<.1	<.1	.1	4	.07	.014	62	4.3	.19	16	.096	4	.51	.028	.44	.8	<.01	3.6	.4	<.05	4	<.5	1.48
NR R-05	11.7	6.3	74.8	19	<.1	1.7	1.1	183	1.03	<.5	335.6	<.5	197.1	9	.1	<.1	.1	4	.10	.015	78	4.4	.11	16	.041	6	.37	.039	.24	.7	<.01	2.2	.2	<.05	3	.5	1.12
NR R-06	1.8	2.4	20.1	14	<.1	1.3	1.0	124	.83	<.5	67.8	1.5	75.5	5	<.1	<.1	<.1	2	.06	.004	24	3.3	.10	11	.030	2	.28	.026	.17	.3	<.01	1.2	.1	<.05	2	<.5	1.48
NR R-07	5.1	3.0	34.8	17	<.1	.8	.9	154	.85	<.5	110.1	1.5	109.8	6	<.1	<.1	<.1	2	.11	.008	45	2.8	.12	13	.037	5	.33	.030	.20	.3	<.01	1.6	.2	<.05	3	<.5	.88
NR R-08	4.6	2.3	37.4	18	<.1	.8	1.0	150	1.01	<.5	155.8	.7	137.8	6	<.1	.1	.1	2	.09	.008	51	2.5	.12	15	.037	4	.35	.032	.20	.4	<.01	1.5	.2	<.05	3	<.5	.94
NR R-09	6.0	6.5	34.1	29	<.1	1.9	2.1	225	1.67	<.5	128.0	2.5	121.9	6	<.1	<.1	.1	4	.15	.007	36	4.4	.19	11	.052	3	.51	.036	.21	.4	<.01	2.4	.2	<.05	5	<.5	.61
NR R-10	7.9	7.6	55.5	22	<.1	1.9	1.1	154	1.24	<.5	145.5	2.9	259.9	7	.1	.1	.1	4	.13	.011	61	3.2	.13	15	.020	5	.36	.032	.13	.7	<.01	1.3	.1	<.05	3	.5	.95
DY TR 36-01	6.7	2.2	27.7	28	<.1	1.9	12.8	196	1.02	<.5	75.8	1.0	70.1	3	<.1	<.1	.1	5	.03	.001	1	8.1	.14	21	.094	3	.45	.033	.39	.4	<.01	1.2	.4	<.05	4	<.5	3.10
STANDARD DS6	11.4	121.2	29.4	141	.3	25.0	10.8	703	2.81	21.2	6.7	44.9	2.9	40	6.0	3.0	5.1	56	.85	.079	14	184.8	.58	164	.083	18	1.91	.073	.15	3.3	.23	3.4	1.7	<.05	6	4.5	-

Sample type: ROCK R150. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data FA

ACME ANALYTICAL

Entourage Mining Inc. FILE # A506783

ACME ANALYTICAL

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample kg
DY TR 36-02	41.5	5.4	25.9	49	<.1	4.2	26.9	277	1.20	2.1	90.7	1.4	71.2	4	.1	.1	.1	6	.13	.003	3	5.7	.21	19	.094	3	.52	.027	.33	1.0	<.01	1.5	.4	<.05	4	<.5	1.38
DY TR 36A	18.7	2.5	35.9	82	<.1	2.4	20.9	532	2.29	.9	132.6	.7	47.9	2	<.1	.1	.2	13	.03	.001	1	3.3	.31	36	.217	3	.88	.020	.74	.3	<.01	3.0	.9	<.05	7	<.5	1.89
DY TR 36A-01	132.6	4.2	36.7	95	<.1	2.4	7.9	610	3.14	1.0	135.7	1.3	92.2	3	.1	<.1	.1	15	.11	.041	38	4.1	.53	61	.304	3	1.24	.022	1.06	.4	<.01	3.4	1.2	<.05	9	<.5	1.83
DY TR 37-01	47.0	9.7	64.9	73	<.1	7.8	13.6	428	2.55	1.1	185.4	3.3	199.3	2	.1	.1	.2	18	.03	.004	1	4.8	.48	51	.228	4	1.03	.026	.90	.3	<.01	3.5	1.0	<.05	8	<.5	2.08
DY TR 38-01	30.9	2.6	67.1	100	<.1	4.4	17.8	691	3.33	.6	196.2	2.7	193.2	4	.1	.1	.1	20	.14	.055	69	6.3	.52	68	.302	5	1.34	.041	1.21	.6	<.01	3.9	1.3	<.05	9	<.5	3.73
DY TR 38-02	27.0	2.6	24.3	104	<.1	3.9	18.6	696	3.50	.5	58.0	1.5	105.3	5	<.1	<.1	.1	20	.19	.064	74	6.4	.56	71	.302	6	1.43	.050	1.21	.5	<.01	4.0	1.3	<.05	9	<.5	2.68
DY TR 39-01	41.0	3.4	38.8	129	<.1	6.7	15.2	808	4.19	.9	139.6	1.8	102.5	5	<.1	.1	.1	26	.19	.055	56	10.1	.68	97	.377	6	1.64	.059	1.49	.4	<.01	5.0	1.6	<.05	11	<.5	3.99
DY TR 44-01	10.8	2.1	28.4	21	<.1	2.3	15.5	142	.75	.7	86.7	<.5	108.1	4	.1	.1	.1	3	.04	.001	1	5.9	.10	21	.055	6	.38	.048	.25	.6	.01	.9	.3	<.05	3	<.5	2.75
DY TR 45-01	22.4	2.1	49.2	37	<.1	3.3	18.8	247	1.31	.6	117.1	<.5	156.4	3	.1	.1	.1	8	.03	.001	2	7.1	.19	32	.117	6	.57	.028	.47	.3	<.01	1.5	.5	<.05	4	<.5	3.21
DY TR 46-01	13.6	1.4	34.0	19	<.1	2.2	3.7	167	.78	.6	101.4	<.5	96.5	5	.1	.1	.1	4	.09	<.001	1	3.7	.11	31	.060	6	.40	.048	.27	.2	<.01	1.0	.3	<.05	3	<.5	1.76
DY TR 47-01	24.7	29.1	32.8	48	<.1	11.2	10.6	296	1.69	.8	103.9	<.5	37.2	4	.1	.1	.1	11	.06	.001	1	10.9	.25	43	.153	3	.69	.050	.56	.3	<.01	2.1	.6	<.05	5	<.5	1.77
DY TR 40-01	12.4	2.2	44.3	80	<.1	3.5	13.3	544	2.70	.5	128.6	1.2	111.6	6	.1	.1	.1	16	.20	.058	66	6.2	.43	58	.246	4	1.13	.047	.98	.5	<.01	3.1	1.1	<.05	8	<.5	5.16
DY TR 41-01	.7	19.3	1.9	56	<.1	54.8	27.0	540	4.08	<.5	1.4	<.5	1.9	11	.1	<.1	.1	75	1.07	.127	9	29.9	1.62	220	.343	2	1.77	.120	1.22	.2	<.01	5.3	1.0	<.05	6	<.5	2.30
DY TR 41-02	13.1	18.9	40.1	54	<.1	17.8	10.6	421	2.27	.8	136.7	3.0	77.8	6	.1	.1	.1	24	.17	.020	3	18.8	.57	75	.200	9	1.06	.065	.85	.2	<.01	3.0	.8	<.05	6	<.5	2.99
DY TR 42-01	10.0	2.8	68.9	36	<.1	2.5	9.4	244	1.17	<.5	259.9	1.0	171.1	5	.1	.1	1.3	6	.07	.008	80	6.1	.19	31	.098	9	.54	.044	.42	.4	<.01	1.7	.5	<.05	4	<.5	3.68
DY TR 42-02	47.9	2.2	111.3	65	<.1	3.6	11.0	455	2.22	<.5	414.0	2.0	197.3	4	<.1	.1	.1	11	.06	.012	53	6.9	.35	41	.198	5	.91	.045	.77	.4	<.01	2.7	.9	<.05	7	<.5	5.29
DY TR 43-01	.3	1.3	45.6	28	<.1	1.2	6.9	201	1.08	<.5	87.4	1.0	193.8	5	<.1	.1	.1	5	.04	.011	63	6.6	.16	29	.074	7	.48	.028	.37	.4	<.01	1.5	.4	<.05	4	<.5	3.03
DY TR 32-01	88.0	9.0	73.9	36	<.1	4.7	5.6	264	1.40	.5	120.2	2.4	212.9	2	<.1	.1	.1	8	.04	.013	3	5.4	.20	26	.122	7	.59	.032	.48	.8	<.01	1.6	.5	<.05	5	<.5	2.86
DY TR 33-01	8.5	2.1	18.8	15	<.1	1.0	1.2	87	.52	.5	52.9	<.5	43.4	3	.1	<.1	.1	2	.02	.003	13	7.2	.06	19	.031	2	.25	.020	.21	.2	<.01	.6	.2	<.05	2	<.5	5.40
DY TR 34-01	9.5	1.8	13.3	8	<.1	.9	.9	56	.40	<.5	31.0	.7	22.2	3	<.1	<.1	.1	1	.02	.005	4	3.5	.04	14	.018	4	.20	.023	.17	.2	<.01	.6	.1	<.05	1	<.5	1.60
RE DY TR 34-01	7.4	1.7	13.4	9	<.1	.9	1.0	56	.39	<.5	29.1	<.5	21.9	3	<.1	<.1	<.1	1	.02	.006	4	3.1	.04	14	.017	2	.20	.022	.17	.2	<.01	.4	.1	<.05	1	<.5	-
DY TR 34-02	19.8	2.5	22.5	11	<.1	1.1	1.2	63	.42	<.5	61.7	<.5	49.4	3	<.1	<.1	.1	1	.02	.006	15	10.8	.05	17	.021	3	.22	.026	.18	.2	<.01	.5	.1	<.05	1	<.5	3.20
DY TR 34-03	18.0	1.6	23.8	18	<.1	3.9	1.9	113	.69	<.5	58.5	1.4	50.9	4	<.1	<.1	.1	4	.02	.004	3	6.0	.12	28	.043	2	.35	.023	.28	.3	<.01	.8	.2	<.05	2	<.5	2.34
MZ-X TR 25-01	2.0	20.8	5.8	45	<.1	2.0	4.2	324	1.69	<.5	24.7	<.5	36.1	5	<.1	3.2	.1	15	.09	.031	46	7.7	.28	40	.146	4	.75	.045	.62	.2	<.01	2.4	.7	<.05	5	<.5	7.58
MZ-X TR 25-02	2.5	22.7	12.3	41	.3	1.7	3.6	274	1.45	<.5	33.1	.7	39.0	5	<.1	<.1	<.1	9	.08	.025	40	5.4	.23	30	.126	2	.63	.030	.52	.3	<.01	1.7	.6	<.05	4	<.5	4.60
MZ-X TR 26-01	5.5	8.6	34.7	38	<.1	1.9	3.9	269	1.47	<.5	136.6	1.4	66.7	6	<.1	<.1	<.1	14	.13	.034	59	7.4	.26	44	.127	3	.66	.039	.52	.2	<.01	2.6	.5	<.05	4	<.5	10.33
MZ-X TR 27-01	1.3	6.7	6.7	37	<.1	1.9	3.9	229	1.24	<.5	11.9	<.5	41.7	5	<.1	<.1	<.1	11	.11	.034	58	7.3	.22	33	.105	2	.56	.032	.44	.3	<.01	2.2	.4	<.05	3	<.5	3.70
MZ-X TR 27-02	9.0	6.3	53.7	16	<.1	1.6	2.3	111	.64	<.5	196.1	.6	120.5	5	<.1	.1	.1	3	.05	.016	39	6.4	.10	24	.046	5	.34	.031	.26	.4	<.01	.8	.2	<.05	2	<.5	4.39
MZ-X TR 28-01	3.8	2.9	13.1	30	<.1	1.0	2.5	194	1.03	<.5	45.8	.7	52.5	5	<.1	<.1	.1	5	.07	.015	44	4.6	.17	27	.087	7	.50	.036	.40	.2	<.01	1.2	.4	<.05	3	<.5	4.05
MZ-X TR 28-02	3.3	4.4	19.3	34	<.1	1.7	3.3	221	1.24	<.5	87.5	<.5	66.1	6	<.1	<.1	.1	6	.09	.020	57	5.8	.20	30	.098	3	.58	.044	.46	.3	<.01	1.3	.5	<.05	4	<.5	5.08
MZ-X TR 28-03	17.5	4.2	37.7	26	<.1	1.3	2.2	149	.87	<.5	133.6	<.5	109.2	5	<.1	<.1	<.1	4	.08	.024	73	5.7	.14	23	.063	3	.42	.032	.31	.3	<.01	1.1	.3	<.05	3	<.5	6.15
MZ-X TR 29-01	.5	8.3	14.0	35	<.1	1.9	3.3	247	1.28	<.5	28.9	<.5	33.1	6	<.1	<.1	<.1	11	.08	.021	32	5.4	.21	33	.113	4	.57	.035	.47	.3	<.01	1.5	.5	<.05	4	<.5	4.84
MZ-X TR 29-02	1.9	2.1	15.7	41	<.1	1.4	3.2	299	1.53	<.5	50.2	<.5	55.4	6	<.1	<.1	.1	9	.10	.028	60	6.2	.25	35	.140	3	.67	.028	.57	.2	.01	1.9	.6	<.05	5	<.5	5.92
MZ-X TR 29-03	3.8	4.8	32.5	39	<.1	1.8	3.1	273	1.42	<.5	113.7	1.1	129.4	7	<.1	.1	.1	9	.10	.028	97	7.1	.23	35	.121	2	.64	.036	.52	.2	<.01	2.0	.5	<.05	4	<.5	5.53
STANDARD DS6	11.3	122.1	28.5	141	.3	24.4	10.7	701	2.80	21.2	6.5	45.2	2.9	40	6.1	3.1	5.1	55	.85	.079	13	182.9	.57	165	.080	18	1.89	.075	.15	3.3	.22	3.3	1.7	<.05	6	4.3	-

Sample type: ROCK R150. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data ✓ FA ____

SAMPLE#	Mo ppm	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Ni ppm	Co ppm	Mn ppm	Fe %	As ppm	U ppm	Au ppb	Th ppm	Sr ppm	Cd ppm	Sb ppm	Bi ppm	V ppm	Ca %	P %	La ppm	Cr ppm	Mg %	Ba ppm	Ti %	B ppm	Al %	Na %	K %	W ppm	Hg ppm	Sc ppm	Tl ppm	S %	Ga ppm	Se ppm	Sample kg
MZ-X TR 30-01	4.3	2.8	10.6	22	<.1	2.6	2.3	156	.90	<.5	24.1	1.0	37.8	5	<.1	.1	.1	6	.05	.008	20	5.4	.14	32	.075	<1	.44	.030	.37	.2	<.01	1.1	.3	<.05	3	<.5	2.58
MZ-X TR 31-01	6.4	2.0	27.4	33	<.1	1.9	2.3	228	1.26	<.5	131.7	.6	61.9	7	<.1	<.1	.1	7	.09	.020	42	8.3	.19	35	.098	<1	.57	.043	.48	.1	<.01	1.4	.5	<.05	4	<.5	4.82
SX TR 35-01	.2	11.8	4.9	19	<.1	3.3	1.8	123	.72	<.5	17.7	1.2	33.5	4	<.1	<.1	.1	3	.04	.007	16	5.2	.11	27	.035	2	.40	.045	.26	.9	<.01	.7	.2	<.05	3	<.5	1.66
RE SX TR 35-01	.3	12.2	4.6	19	<.1	3.8	2.0	125	.73	<.5	17.5	1.2	33.0	4	<.1	<.1	.1	3	.04	.007	16	5.4	.11	27	.035	4	.40	.047	.25	.9	<.01	.9	.2	<.05	2	<.5	-
SX TR 35-02	.3	31.6	22.0	25	<.1	4.1	2.2	139	.83	<.5	57.2	1.5	48.6	6	<.1	.1	.1	2	.09	.013	47	3.7	.12	29	.042	<1	.45	.051	.31	1.2	<.01	.8	.3	<.05	2	<.5	2.08
SX TR 35-03	.1	8.6	13.3	19	<.1	2.8	1.4	116	.65	<.5	41.4	1.0	42.9	5	<.1	.1	.1	2	.03	.002	22	3.5	.11	29	.033	1	.36	.038	.25	.6	<.01	.7	.2	<.05	2	<.5	1.88
MZ TR A1-01	.2	4.4	15.3	24	<.1	2.1	2.6	163	.86	<.5	33.2	.5	70.7	5	<.1	.1	.1	4	.04	.004	44	3.6	.13	31	.055	7	.46	.050	.32	.4	<.01	1.0	.3	<.05	3	<.5	1.20
MZ TR A1-02	.2	1.2	15.2	18	<.1	1.2	1.3	139	.79	<.5	35.8	1.2	45.8	5	<.1	.1	.1	3	.04	.009	27	4.2	.11	30	.045	<1	.42	.038	.32	.1	<.01	.9	.3	<.05	2	<.5	1.92
MZ TR A1-03	.2	1.6	4.0	41	<.1	1.8	2.9	304	1.48	<.5	15.0	.8	34.5	6	<.1	<.1	.1	10	.10	.025	49	5.1	.23	32	.112	1	.68	.054	.54	.2	<.01	1.5	.6	<.05	4	<.5	1.46
MZ TR 01-03	.2	4.9	132.1	38	<.1	2.1	2.8	205	1.05	<.5	249.0	1.3	439.1	6	<.1	.1	.2	5	.07	.019	75	4.0	.18	37	.071	6	.58	.051	.37	.4	<.01	1.5	.4	<.05	4	<.5	1.35
MZ TR 01-04	2.2	3.9	6.0	48	<.1	2.4	3.9	315	1.68	<.5	40.6	1.0	40.6	5	<.1	<.1	.1	8	.05	.012	21	4.5	.26	41	.132	1	.73	.040	.61	.2	<.01	1.8	.7	<.05	5	<.5	1.82
MZ TR 01-05	.2	1.6	9.9	34	<.1	1.7	2.6	230	1.23	<.5	29.8	<.5	42.0	4	<.1	<.1	.1	6	.04	.005	19	7.9	.19	30	.092	<1	.54	.033	.41	.1	<.01	1.3	.4	<.05	4	<.5	1.56
MZ TR 04-02	.3	2.9	107.1	39	<.1	1.6	3.1	275	1.39	<.5	538.3	1.5	226.8	8	<.1	.1	.1	7	.12	.044	87	4.3	.22	36	.109	4	.65	.052	.53	.3	<.01	1.6	.5	<.05	4	<.5	1.99
SX-TR01-01	.2	1.9	107.3	30	<.1	1.1	12.8	208	1.56	<.5	588.3	<.5	384.3	10	.1	.1	<.1	9	.28	.039	176	4.5	.16	27	.063	8	.56	.051	.34	.5	<.01	1.3	.3	<.05	5	.8	1.54
SX-TR02-01	.2	2.0	3.3	39	<.1	1.8	3.5	258	1.40	<.5	27.7	.8	26.8	5	<.1	<.1	.2	9	.10	.021	38	4.6	.21	36	.092	3	.63	.057	.48	.1	<.01	1.3	.5	<.05	4	<.5	1.25
SX-TR03-01	.2	2.1	17.7	47	<.1	2.2	22.4	312	1.72	<.5	69.5	1.0	54.8	5	<.1	<.1	<.1	14	.11	.031	75	5.4	.27	42	.121	3	.73	.047	.57	.6	<.01	2.4	.6	<.05	5	<.5	1.36
SX-TR03-02	.2	2.1	4.3	46	<.1	2.0	17.6	313	1.68	<.5	27.3	.8	43.9	5	<.1	<.1	<.1	12	.09	.029	63	4.4	.27	42	.127	3	.75	.057	.58	.5	<.01	2.4	.6	<.05	5	<.5	1.63
SX-TR03-03	.2	2.7	16.6	28	<.1	1.3	29.5	172	.92	<.5	56.1	1.7	44.9	5	<.1	<.1	.1	2	.08	.018	41	5.2	.14	35	.055	7	.49	.053	.35	.9	<.01	1.0	.3	<.05	3	<.5	1.12
SX-TR03-04	.2	1.3	32.0	25	<.1	1.2	10.1	113	.75	<.5	88.1	1.6	95.7	6	<.1	.1	.1	2	.06	.011	49	4.8	.10	27	.024	6	.41	.065	.20	.5	<.01	.8	.1	<.05	3	<.5	1.15
SX-TR04-01	.2	1.3	20.6	33	<.1	1.5	3.2	218	1.21	<.5	92.7	2.6	68.8	7	<.1	.1	.1	4	.27	.029	66	4.7	.20	34	.071	6	.58	.033	.41	.1	<.01	1.2	.4	<.05	4	<.5	.84
SX-TR04-02	.2	16.5	27.3	71	<.1	5.5	4.6	371	2.03	<.5	47.2	.8	56.1	6	.1	.1	.1	6	.04	.002	19	5.2	.35	56	.127	7	.91	.055	.58	.5	<.01	2.2	.6	<.05	7	<.5	1.57
SX-TR05-01	.4	14.0	78.7	24	.1	4.4	3.6	200	1.62	<.5	429.0	<.5	285.1	9	.1	.1	.1	13	.17	.025	178	3.9	.18	30	.044	11	.56	.051	.27	.8	<.01	1.4	.2	<.05	5	1.0	.85
SX-TR05-02	.3	4.7	78.0	32	<.1	1.9	2.2	249	1.41	<.5	346.6	<.5	189.8	7	.1	.1	.1	6	.17	.028	133	3.9	.20	36	.072	5	.63	.044	.40	.5	<.01	1.3	.4	<.05	4	.5	1.50
SX-TR06-01	.2	6.0	18.9	38	<.1	2.2	2.6	246	1.36	<.5	81.9	1.7	78.6	6	<.1	.1	.1	5	.18	.024	60	5.4	.21	32	.090	10	.60	.040	.45	.4	<.01	1.4	.4	<.05	4	.5	1.21
SX-TR06-02	.2	14.5	17.9	15	<.1	3.6	1.3	117	.76	<.5	69.8	1.5	69.5	6	<.1	.1	.1	2	.09	.006	41	3.8	.10	30	.031	5	.39	.052	.25	1.4	<.01	.7	.2	<.05	2	<.5	.90
SX-TR07-01	.2	1.6	23.3	9	<.1	.8	11.9	89	.52	<.5	86.2	1.8	64.3	5	<.1	.1	<.1	1	.04	.011	29	3.4	.07	28	.017	3	.29	.028	.22	.5	.01	.5	.1	<.05	1	<.5	1.32
SX-TR07-02	.1	1.3	2.7	3	<.1	.8	7.3	37	.31	<.5	12.1	<.5	12.6	5	<.1	<.1	.1	<1	.02	.001	2	5.6	.02	26	.003	1	.20	.029	.20	.3	<.01	.3	.1	<.05	1	<.5	1.91
SX-TR07-03	.2	1.0	2.2	1	<.1	.8	8.2	20	.24	<.5	3.8	<.5	3.4	4	<.1	<.1	.1	<1	.01	<.001	1	3.3	.01	23	.001	<1	.15	.025	.19	.5	<.01	.2	.1	<.05	1	<.5	.70
SX-TR07-04	.2	1.6	5.6	40	<.1	1.4	13.5	312	1.47	<.5	17.7	.5	7.4	5	<.1	.1	.1	3	.02	<.001	4	5.8	.25	34	.062	3	.66	.034	.32	.1	<.01	1.5	.3	<.05	5	<.5	1.38
SX-TR07-05	1.6	2.5	80.4	30	<.1	.9	8.9	169	.87	<.5	289.0	<.5	138.9	7	.1	.1	.6	3	.15	.023	63	4.9	.15	38	.043	9	.47	.030	.31	.5	<.01	1.0	.2	<.05	3	.5	1.62
SX-TR07-06	2.9	1.2	25.0	17	<.1	.7	2.4	70	.46	<.5	31.9	.5	55.5	5	.1	<.1	.1	<1	.01	.003	35	3.1	.05	24	.015	1	.25	.023	.23	.2	<.01	.5	.1	<.05	1	<.5	.97
STANDARD DS6	11.3	122.3	27.5	141	.3	24.5	10.8	700	2.80	21.0	6.5	46.0	2.9	40	6.1	3.0	5.0	56	.85	.079	14	183.7	.57	164	.081	17	1.90	.074	.15	3.3	.22	3.3	1.7	<.05	6	4.6	-

Sample type: ROCK R150. Samples beginning 'RE' are Reruns and 'RRE' are Reject Reruns.

Data FA ____

APPENDIX 5.

Certificate of Analysis - Final Report

Laboratory Report: CA03067-Oct05

SGS Lakefield Research
Limited.

SGS Lakefield Research Limited
P.O. Box 4300 - 185 Concession St.
Lakefield - Ontario - KOL 2HO
Phone: 705-652-2038 FAX: 705-652-6441

Ontrack Exploration Ltd
Attn : Fayz Yacoub

1511 Av Ducharme
Outremont, Quebec
H2V 1G2, Canada

Phone: 514 271 2735
Fax:514-271-2987

Monday, October 31, 2005

Date Rec. : 12 October 2005
LR Report : **CA03067-OCT05**
Client Ref : Bag 30&31

CERTIFICATE OF ANALYSIS

Final Report

Sample ID	Ag g/t	Al g/t	As g/t	Ba g/t	Be g/t	Bi g/t	Ca g/t	Cd g/t	Co g/t	Cr g/t	Cu g/t	Fe g/t	K g/t	Li g/t	Mg g/t	Mn g/t
1: Bag 30 RD-R02	< 6	81000	< 30	480	3.8	< 20	7400	< 4	4	17	< 8	13000	46000	20	2700	230
2: Bag 30 DM-TR01	< 6	53000	< 30	250	2.6	< 20	8300	< 4	26	55	< 8	120000	26000	7	670	760
3: Bag 30 DM-TR02	< 6	67000	< 30	230	3.6	< 20	11000	< 4	11	19	< 8	27000	22000	8	620	230
4: Bag 30 DM-TR03	< 6	72000	< 30	260	3.2	< 20	10000	< 4	13	48	< 8	55000	25000	6	460	460
5: Bag 30 DM-TR04	< 6	62000	< 30	90	3.5	< 20	11000	< 4	14	18	< 8	51000	10000	< 5	540	330
6: Bag 30 DMC-R01	< 6	71000	< 30	150	5.3	< 20	16000	< 4	6	43	< 8	31000	16000	10	820	320

Sample ID	Mo g/t	Na g/t	Ni g/t	P g/t	Pb g/t	Sb g/t	Se g/t	Sn g/t	Sr g/t	Ti g/t	Tl g/t	V g/t	Y g/t	Zn g/t	U g/t	U g/t	Th g/t
1: Bag 30 RD-R02	< 10	30000	< 20	34	72	< 10	< 30	< 20	140	730	< 30	9	33	37	---	350	300
2: Bag 30 DM-TR01	< 10	22000	< 20	< 30	150	< 10	< 30	< 20	95	3400	< 30	77	52	72	---	710	670
3: Bag 30 DM-TR02	< 10	30000	< 20	< 30	150	< 10	< 30	< 20	120	650	< 30	16	71	52	---	790	630
4: Bag 30 DM-TR03	< 10	26000	< 20	< 30	120	< 10	< 30	< 20	110	1800	< 30	34	35	76	---	500	500
5: Bag 30 DM-TR04	< 10	27000	< 20	< 30	46	< 10	< 30	< 20	98	1200	< 30	31	16	48	---	140	140
6: Bag 30 DMC-R01	< 10	38000	< 20	39	510	< 10	< 30	< 20	170	970	< 30	22	170	41	---	3300	1290

OnLine LIMS

SGS
SGS Lakefield Research Limited
P.O. Box 4300 - 185 Concession St.
Lakefield - Ontario - KOL 2HO
Phone: 705-652-2038 FAX: 705-652-6441

LR Report : **CA03067-OCT05**

Sample ID	Ag g/t	Al g/t	As g/t	Ba g/t	Be g/t	Bi g/t	Ca g/t	Cd g/t	Co g/t	Cr g/t	Cu g/t	Fe g/t	K g/t	Li g/t	Mg g/t	Mn g/t
7: Bag 30 DMC-R02	< 6	67000	< 30	120	3.8	< 20	12000	< 4	20	18	< 8	130000	13000	< 5	770	1200
8: Bag 30 DMC-R03	< 6	64000	< 30	170	3.4	< 20	11000	< 4	6	70	< 8	34000	15000	< 5	1200	370
9: Bag 30 DMC-TR01	< 6	75000	< 30	380	3.1	< 20	7500	< 4	< 4	11	< 8	13000	35000	< 5	1600	120
10: Bag 30 DMC-TR0	< 6	80000	< 30	320	3.9	< 20	11000	< 4	7	46	< 8	13000	29000	10	1500	220
11: Bag 30 DMC-TR0	< 6	78000	< 30	410	3.7	< 20	11000	< 4	5	18	< 8	21000	35000	< 5	520	210
12: Bag 30 DMC-TR0	< 6	76000	< 30	360	3.8	< 20	9200	< 4	5	38	< 8	11000	32000	6	990	81
13: Bag 30 DMC-TR0	< 6	71000	< 30	390	2.5	< 20	6600	< 4	8	20	< 8	8400	38000	< 5	690	100
14: Bag 31 WR-R1	< 6	79000	< 30	400	3.4	< 20	11000	< 4	27	48	< 8	30000	32000	11	1800	260
15: Bag 31 WR-R2	< 6	73000	< 30	410	2.6	< 20	5900	< 4	22	20	< 8	8300	40000	8	1400	130
16: Bag 31 WR-R3	< 6	70000	< 30	430	2.5	< 20	6500	< 4	12	34	< 8	9900	42000	10	1500	140
17: Bag 31 WR-R4	< 6	85000	< 30	480	3.3	< 20	9200	< 4	16	15	< 8	12000	37000	20	2000	210

Sample ID	Mo g/t	Na g/t	Ni g/t	P g/t	Pb g/t	Sb g/t	Se g/t	Sn g/t	Sr g/t	Ti g/t	Tl g/t	V g/t	Y g/t	Zn g/t	U g/t	U g/t	Th g/t
7: Bag 30 DMC-R02	< 10	30000	< 20	< 30	150	< 10	< 30	< 20	130	4100	< 30	120	79	100	---	600	720
8: Bag 30 DMC-R03	< 10	28000	< 20	46	200	< 10	< 30	< 20	140	1100	< 30	29	66	39	---	900	480
9: Bag 30 DMC-TR01	< 10	28000	< 20	< 30	48	< 10	< 30	< 20	150	160	< 30	12	21	20	88	---	130
10: Bag 30 DMC-TR02	< 10	33000	< 20	99	91	< 10	< 30	< 20	160	1200	< 30	8	48	32	---	410	310
11: Bag 30 DMC-TR03	< 10	31000	< 20	87	88	< 10	< 30	< 20	160	750	< 30	15	31	27	---	400	190
12: Bag 30 DMC-TR04	< 10	30000	< 20	< 30	140	< 10	< 30	< 20	160	92	< 30	9	46	78	---	700	330
13: Bag 30 DMC-TR05	< 10	23000	< 20	< 30	62	< 10	< 30	< 20	130	220	< 30	5	30	10	---	310	140
14: Bag 31 WR-R1	< 10	28000	< 20	180	60	< 10	< 30	< 20	130	1000	< 30	38	39	32	---	190	270
15: Bag 31 WR-R2	< 10	23000	< 20	< 30	55	< 10	< 30	< 20	140	410	< 30	4	15	27	75	---	96
16: Bag 31 WR-R3	< 10	22000	< 20	38	48	< 10	< 30	< 20	140	460	< 30	10	16	27	58	---	100
17: Bag 31 WR-R4	< 10	27000	< 20	240	95	< 10	< 30	< 20	150	830	< 30	7	57	31	---	310	480

SGS
SGS Lakefield Research Limited
P.O. Box 4300 - 185 Concession St.
Lakefield - Ontario - KOL 2HO
Phone: 705-652-2038 FAX: 705-652-6441

LR Report : **CA03067-OCT05**

Debbie Waldon
Debbie Waldon
Project Coordinator,
Minerals Services, Analytical

Email: ancies@videotron.ca; fayz_y@yahoo.com; wolf@quorumcapital.com

APPENDIX 6.

URANIUM FACT SHEET

URANIUM FACT SHEET

Uranium is a heavy, silver-white, toxic, metallic and naturally occurring radioactive element with atomic number 92. The major ore sources are uraninite, U02, and pitchblende, U3O8.

Uranium occurrences are most effectively detected by the measurement of radioactivity generated by the decay products of uranium minerals. Naturally occurring uranium is composed of the radioactive isotopes U238, U235 and U234, all of which have very long half lives. Although other products are emitted, only gamma radiation is measured by the common airborne and hand-held spectrometers.

Gamma ray spectrometers can be used to distinguish between uranium, thorium and potassium sources.

The viability of uranium deposits is price dependent: current prices, in the range of $35 to $38/pound (US dollars), are close to record high levels.

Unconformity-related uranium deposits are among the world's largest and highest grade and the deposits are commonly associated with the weathered zone that separates underlying "basement" meta-sedimentary and igneous rocks from younger, Proterozoic sandstones. The grades of such ore deposits vary from about 1% to 20% U3O8.

Breccia complex uranium deposits also contain values in other metals, including iron, copper, gold, silver, rare earth elements. The Olympic Dam deposit of South Australia occurs in a hematite-rich granite breccia terrane that formed by tectonic activity and the interaction of fluids with magma.

Sandstone uranium deposits have captured uranium from circulating groundwaters: reducing agents within the sediments reacted with the fluids to precipitate the metal. Rollfront, paleochannel, and permeable fault zone deposits were formerly important sources of uranium ores in the Colorado Plateau area and continue to be huge resources that are currently too low grade, in the range of 0.05 to 0.4% U3O8, to compete with the unconformity hosted deposits. Extraction by in-situ leach technology has been implemented in several locations.

Intrusive-hosted uranium deposits are associated with highly siliceous igneous rocks, including alaskite, granite, gneiss granite, granitic pegmatite, and monzonite. They are seldom clearly defined by genesis: the related host rocks are commonly highly altered and straddle the definition of intrusive versus metamorphic and/or metasomatic types. Uranium grades are usually low, below 1% U3O8, and may be supplemented by gold and copper values.

Quartz-pebble conglomerate deposits, including Elliot Lake, Canada, and the Witwatersrand gold-uranium deposits, contain very large resources but suffer from low grades.

Uranium, in particular its U235 isotope, is used to generate nuclear power by a process of fission, or "splitting". The resulting heat energy is captured as steam and passed through generators. Several hundred reactors are in operation and many more are in the planning or approval stages. 16% of the world's electricity is nuclear. Canada has seventeen nuclear facilities, several of which are out of service.

Current world production of uranium is reported as about 100 million pounds U_3O_8 annually of which Canada and Australia produce more than 50%.

Global uranium reserves, mostly in Australia (28%), Kazakhstan (18%) and Canada (12%), are about 9,200 million lbs.

Outlook is for increasing application of nuclear power sources as an alternative to dwindling liquid and solid fossil fuels with a rush to secure uranium supplies and an attendant escalation of prices.

Sources include:

Mustard, J. and Kaip, A., 2004, Uranium 101, Mining and Exploration - Uranium Sector, Haywood Securities Inc.

Schiller, E., 2005, Exploring for Uranium, Resource World.

---------, 2001, Geology of Uranium Deposits, Briefing Paper #34, Uranium Information Centre Ltd., Australia

---------, 2005, Information and Issue Briefs, World Nuclear Association website.